
11005257


Received SEC
FEB 14 2011
Washington, DC 20549

SENESCO TECHNOLOGIES, INC.

ANNUAL REPORT

2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended June 30, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number: **001-31326**

SENESCO TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**84-1368850**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

303 George Street, Suite 420, New Brunswick, New Jersey	**08901**
(Address of principal executive offices)	(Zip Code)

(732) 296-8400
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share.	**NYSE Amex**

Securities registered under Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ____ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. Yes ____ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T ((§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ____ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ____ Accelerated filer ____

Non-accelerated filer ___ Smaller reporting company _X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ____ No _X_

As of December 31, 2009, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $7,253,840, based on the closing sales price as reported on the NYSE Amex on that date.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of September 26, 2010:

Class	Number of Shares
Common Stock, $0.01 par value	63,596,073
Preferred Stock, $0.01 par value	6,191

TABLE OF CONTENTS

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PART I

Item 1. Business.

Our Business

The primary business of Senesco Technologies, Inc., a Delaware corporation incorporated in 1999, and its wholly-owned subsidiary, Senesco, Inc., a New Jersey corporation incorporated in 1998, collectively referred to as "Senesco," "we," "us" or "our," is to utilize our patented and patent-pending genes, primarily eucaryotic translation initiation Factor 5A, or Factor 5A, and deoxyhypusine synthase, or DHS, and related technologies for inhibition in human health applications to develop novel approaches to treat cancer and inflammatory diseases.

In agricultural applications we are developing and licensing Factor 5A, DHS and Lipase to enhance the quality and productivity of fruits, flowers, and vegetables and agronomic crops through the control of cell death, referred to herein as senescence, and growth in plants.

Human Health Applications

We believe that our gene technology could have broad applicability in the human health field, by either inducing or inhibiting apoptosis. Inducing apoptosis may be useful in treating certain forms of cancer because the cancerous cells have failed to initiate apoptosis on their own due to damaged or inhibited apoptotic pathways. Inhibiting apoptosis may be useful in preventing or treating a wide range of inflammatory and ischemic diseases attributed to premature apoptosis.

We have commenced preclinical *in-vivo* and *in-vitro* research to determine the ability of Factor 5A to regulate key execution genes, pro-inflammatory cytokines, receptors, and transcription factors, which are implicated in numerous apoptotic diseases.

Certain preclinical human health results to date include:

- Performing efficacy, toxicological and dose-finding studies in mice for our potential multiple myeloma drug candidate, SNS-01-T. SNS-01-T is a nano-encapsulated combination therapy of Factor 5A and an siRNA against Factor 5A. Our efficacy study in severe combined immune-deficient ("SCID") mice with subcutaneous human multiple myeloma tumors tested SNS-01-T dosages ranging from 0.15 mg/kg to 1.5 mg/kg. In these studies, mice treated with a dose of either 0.75 mg/kg or 1.5 mg/kg both showed a 91% reduction in tumor volume and a decrease in tumor weight of 87% and 95%, respectively. For mice that received smaller doses of either 0.38 mg/kg or 0.15 mg/kg, there was also a reduction in tumor volume (73% and 61%, respectively) and weight (74% and 36%, respectively). All of the treated mice, regardless of dose, survived. This therapeutic dose range study provided the basis for an 8-day maximum tolerated dose study in which normal mice received two intravenous doses of increasing amounts of SNS-01-T (from 2.2 mg/kg). Body weight, organ weight and serum levels of liver enzymes were used as clinical indices to assess toxicity. A dose between 2.2 mg/kg and 2.9 mg/kg was well tolerated with respect to these clinical indices, and the survival rate at

2.9 mg/kg was 80%. Those mice receiving above 2.9 mg/kg of SNS-01-T showed evidence of morbidity and up to 80% mortality. The 2.9 mg/kg threshold, twice the upper end of the proposed therapeutic dose range, was therefore determined to be the maximum tolerated dose in mice;

- Demonstrated significant tumor regression and diminished rate of tumor growth of multiple myeloma tumors in SCID mice treated with Factor 5A technology encapsulated in nanoparticles;
- Increased median survival by approximately 250% in a tumor model of mice injected with melanoma cancer cells;
- Induced apoptosis in both human cancer cell lines derived from tumors and in lung tumors in mice;
- Induced apoptosis of cancer cells in a human multiple myeloma cell line in the presence of IL-6;
- Measured VEGF reduction in mouse lung tumors as a result of treatment with our genes;
- Decreased ICAM and activation of NFkB in cancer cells employing siRNA against Factor 5A;
- Increased the survival rate in H1N1 mouse influenza survival studies from 14% in untreated mice to 52% in mice treated with our siRNA against Factor 5A. Additionally, the treated mice reversed the weight loss typically seen in infected mice and had other reduced indicators of disease severity as measured by blood glucose and liver enzymes;
- Increased the survival, while maintaining functionality, of mouse pancreatic islet cells isolated for transplantation, using intraperitoneal administration of our technology. Initial animal studies have shown that our technology administered prior to harvesting beta islet cells from a mouse, has a significant impact not only on the survival of the beta islet cells, but also on the retention of the cells' functionality when compared to the untreated beta islet cells. Additional studies have shown that the treated beta islet cells survive a pro-inflammatory cytokine challenge, while maintaining their functionality with respect to insulin production. These further studies also revealed Factor-5A's involvement in the modulation of inducible nitric oxide synthase (iNOS), an important indicator of inflammation; and
- Increased the survival rate of mice in a lethal challenge sepsis model. Additionally, a broad spectrum of systemic pro-inflammatory cytokines were down-regulated, while not effecting the anti-inflammatory cytokine IL-10.

Accelerating Apoptosis

The data from our pre-clinical studies indicate that the up-regulation of Factor 5A induces cell death in cancer cells through both the p53 (intrinsic) and cell death receptor (extrinsic) apoptotic pathways. Tumors arise when abnormal cells fail to undergo apoptosis due to an inability to activate their apoptotic pathways. Just as the Factor 5A gene appears to facilitate expression of the entire suite of genes required for programmed cell death in plants, the Factor 5A gene appears to regulate expression of a suite of genes required for programmed cell death in human cells. Because the Factor 5A gene appears to function at the initiation point of the apoptotic pathways, both intrinsic and extrinsic, we believe that our gene technology has potential application as a means of combating a broad range of cancers. Based on the results obtained through our *in-vitro* studies, we have found that up-regulating Factor 5A results in: (i) the up-regulation of p53; (ii) increased inflammatory cytokine production; (iii) increased cell death receptor formation; and (iv) increased caspase activity. These features, coupled with a simultaneous down-regulation Bcl-2, result in apoptosis of cancer cells. In addition, our *in-vitro* studies have shown that the up-regulation of Factor 5A also down-regulates VEGF, a growth factor which allows tumors to develop additional vascularization needed for growth beyond a small mass of cells.

Inhibiting Apoptosis

Our preclinical studies indicate that down-regulation of our proprietary Factor 5A gene may have potential application as a means for controlling the effects of a broad range of diseases that are attributable to premature cell death, ischemia, or inflammation. Such inflammatory diseases include glaucoma, heart disease, and other certain inflammatory diseases such as Crohn's disease, sepsis and diabetic retinopathy. We have performed preclinical research of certain inflammatory diseases. Using small inhibitory RNA's, or siRNA's, against Factor 5A to inhibit its expression, the results of our studies have indicated a reduction in pro-inflammatory cytokine formation and the formation of receptors for LPS, interferon-gamma and TNF-alpha. Our studies have also indicated that by inhibiting Factor 5A, iNOS, MAPK, NFkB, JAK1 and ICAM are downregulated, which decreases the inflammatory cytokines formed through these pathways. Additionally, a mouse study has indicated that our siRNA is comparable to a steroid and to a prescription anti-TNF drug in its ability to reduce cytokine response to LPS. Other mouse studies have also indicated that the siRNA against Factor 5A (i) protects thymocyte cells from apoptosis and decreases formation of MPO, TNF-a, MIP-1alpha, and IL-1 in the lungs of mice challenged with LPS and (ii) increases the survival rate in which sepsis was induced by a lethal injection of LPS and (iii) reduces blood serum levels of inflammatory proteins, such as IL-1, IL-2, IL-6, IL-12, TNF-a, IFNg and MIP-1alpha, while not effecting IL-10, an anti-inflammatory cytokine. Other experiments utilizing siRNA to Factor 5A include inhibition of or apoptosis during the processing of mouse pancreatic beta islet cells for transplantation, and the inhibition of early inflammatory changes associated with type-1 diabetes in an in-vivo rat model.

Proteins required for cell death include p53, interleukins, TNF-a and other cytokines and caspases. Expression of these cell death proteins is required for the execution of apoptosis. Based on our studies, we believe that down-regulating Factor 5A by treatment with siRNA inhibits the expression of p53, a major cell death transcription factor that in turn controls the formation of a suite of other cell death proteins. In addition, we believe that the down-regulation of Factor 5A up-regulates Bcl-2, a suppressor of apoptosis.

Human Health Target Markets

We believe that our gene technology may have broad applicability in the human health field, by either accelerating or inhibiting apoptosis. Accelerating apoptosis may be useful in treating certain forms of cancer because the body's immune system is not able to force cancerous cells to undergo apoptosis. Inhibiting apoptosis may be useful in preventing or treating a wide range of inflammatory and ischemic diseases attributed to premature apoptosis, including diabetes, diabetic retinopathy and lung inflammation, among others.

We are advancing our research in multiple myeloma with the goal of initiating a Phase I clinical trial, and may select additional human health indications to bring into clinical trials. We believe that the success of our future operations will likely depend on our ability to transform our research and development activities into a commercially feasible technology.

Human Health Research Program

Our human health research program, which has consisted of pre-clinical *in-vitro* and *in-vivo* experiments designed to assess the role and method of action of the Factor 5A genes in human diseases, is being performed by approximately nine (9) third party researchers, at our direction, at Mayo Clinic, our contract research organization (Cato Research) and the University of Waterloo. Additionally, we outsource certain projects, such as our pivotal toxicity studies, to other third party research organizations.

Our research and development expenses incurred on human health applications were approximately 79% of our total research and development expenses for the year ended June 30, 2010. Our research and development expenses incurred on human health applications were approximately 74% of our total research and development expenses for the year ended June 30, 2009. Our research and development expenses incurred on human health applications were approximately 56% of our total research and development expenses for the year ended June 30, 2008. Since inception, the proportion of our research and development expenses on human health applications has increased, as compared to our research and development expenses on agricultural applications. This change is primarily due to the fact that our research focus on human health has increased and some of our research costs for plant applications have shifted to our license partners.

Our planned future research and development initiatives for human health include:

- Multiple Myeloma. Our objective is to advance our technology for the potential treatment of multiple myeloma with the goal of initiating a clinical trial. In connection with the potential clinical trial, we have engaged a clinical research organization, or CRO, to assist us through the process. We have also determined the delivery system for our technology, contracted for the supply of pharmaceutical grade materials to be used in toxicology and human studies, performed certain toxicology studies, and have contracted with a third party laboratory to conduct additional toxicology studies. Together with the assistance of our CRO, we will have additional toxicology studies performed with the goal of filing an investigational new drug application, or IND application, with the U.S. Food and Drug Administration, or FDA, for their review and consideration in order to initiate a clinical trial. We estimate that it will take approximately six (6) months from June 30, 2010 to complete these objectives.
- Other. We may continue to look at other disease states in order to determine the role of Factor 5A.

In order to pursue the above research initiatives, as well as other research initiatives that may arise, we completed a private placement of convertible preferred stock and warrants on April 1, 2010 and June 2, 2010. However, it may be necessary for us to raise a significant amount of additional working capital in the future. If we are unable to raise the necessary funds, we may be required to significantly curtail the future development of some of our research initiatives and we will be unable to pursue other possible research initiatives.

We may further expand our research and development program beyond the initiatives listed above to include other research centers.

Human Health Suppliers

The materials for our SNT-01T therapeutic for multiple myeloma consists of three parts: Factor 5A plasmid, siRNA against Factor 5A, and a nano-particle. We have entered into supply agreements for the components as follows:

On June 27, 2008, the Company entered into a supply agreement with VGXI, Inc. ("VGXI") under which VGXI will supply the Company with the plasmid portion of the Company's combination therapy consisting of the Factor 5A gene and siRNA against Factor 5A (the "Plasmid Product"). The agreement has an initial term that commences on the date of the agreement and runs for a period of five (5) years. The agreement shall, upon mutual agreement, renew for consecutive one (1) year periods thereafter. The Company's financial obligation under the agreement is dependent upon the amount of Plasmid Product ordered by the Company.

On June 30, 2008, the Company entered into a supply agreement with POLYPLUS under which POLYPLUS will supply the Company with its "in vivo-jetPEI" (the "Product"), which is used for systemic delivery of the Company's combination therapy of siRNA against Factor 5A and a plasmid of the Factor 5A gene. The agreement has an initial term which commences on the date of the agreement and runs until the eighth anniversary of the first sale of the Product. The agreement shall automatically renew for consecutive one (1) year periods thereafter, except if terminated by either party upon six (6) months written notice prior to the initial or any subsequent renewal term. The Company's financial obligation under the agreement is dependent upon the amount of Product ordered by the Company.

On September 4, 2008, the Company entered into a supply agreement with AVECIA under which AVECIA will supply the Company with the siRNA portion of the Company's combination therapy consisting of the Factor 5A gene and siRNA against Factor 5A (the "Plasmid Product"). The agreement has a term which commences on the date of the agreement and terminates on the later of the completion of all services to be provided under the agreement or 30 days following delivery of the final shipment of product.

Human Health Competition

Our competitors in human health that are presently attempting to distribute their technology have generally utilized one of the following distribution channels:

- Entering into strategic alliances, including licensing technology to major marketing and distribution partners; or
- Developing in-house production and marketing capabilities.

In addition, some competitors are established distribution companies, which alleviates the need for strategic alliances, while others are attempting to create their own distribution and marketing channels.

There are many large companies and development stage companies working in the field of apoptosis research including: Amgen Inc., Centocor, Inc., Genzyme Corporation, OSI Pharmaceuticals, Inc., Novartis AG, Introgen Therapeutics, Inc., Genta, Incorporated, and Vertex Pharmaceuticals, Inc., amongst others.

We do not currently have any commercialized products, and therefore, it is difficult to assess our competitive position in the market. However, we believe that if we are able to develop and commercialize a product or products under our patents to our Factor 5A platform technology, we will have a competitive position in the markets in which we will operate.

Agricultural Applications

Our agricultural research focuses on the discovery and development of certain gene technologies, which are designed to confer positive traits on fruits, flowers, vegetables, forestry species and agronomic crops. To date, we have isolated and characterized the senescence-induced Lipase gene, DHS, and Factor 5A in certain species of plants. Our goal is to modulate the expression of these genes in order to achieve such traits as extended shelf life, increased biomass, increased yield and increased resistance to environmental stresses and disease, thereby demonstrating proof of concept in each category of crop.

Certain agricultural results to date include:

- longer shelf life of perishable produce;
- increased biomass and seed yield;
- greater tolerance to environmental stresses, such as drought and soil salinity;
- greater tolerance to certain fungal and bacterial pathogens;
- more efficient use of fertilizer; and
- advancement to field trials in banana, and trees.

The technology presently utilized by the industry for increasing the shelf life in certain flowers, fruits and vegetables relies primarily on reducing ethylene biosynthesis, and therefore only has application to the crops that are ethylene-sensitive. Because Factor 5A, DHS and Lipase are already present in all plant cells, our technology may be incorporated into crops by using either conventional breeding methods (non-genetically modified) or biotechnology techniques.

We have licensed this technology to various strategic partners and have entered into a joint collaboration. We may continue to license this technology, as opportunities present themselves, to additional strategic partners and/or enter into additional joint collaborations or ventures. Our commercial partners have licensed our technology for use in turfgrass, canola, corn, soybean, cotton, banana, alfalfa, rice and certain species of trees and bedding plants, and we have obtained proof of concept for enhanced post harvest shelf life, seed yield, biomass, and resistance to disease in several of these plant species.

We have ongoing field trials of certain trees and bananas with our respective partners. The initial field trials conducted with ArborGen over a five year period in certain species of trees have concluded and the trees have been harvested for wood quality assessment. Preliminary data from our joint field trials show significantly enhanced growth rates in some of the trees relative to controls. Selected trees from the field trials were harvested and their wood chemistry and density was assessed. There were no differences in key economic characteristics of wood, such as lignin, cellulose and specific gravity, between the trees with the enhanced growth attributes and untreated control trees, which indicates that the faster growth does not result in lower wood quality. Additional field trials for enhanced growth rates and other traits are currently being performed with ArborGen.

To date, banana field trials have indicated that our technology extends the shelf life of banana fruit by 100%. In addition to the post harvest shelf life benefits, an additional field trial generated encouraging disease tolerance data specific to Black Sigatoka (Black Leaf Streak Disease), for banana plants. Additional field trials for banana plants are ongoing for the combined traits of disease resistance and shelf life extension.

Commercialization by our partners may require a combination of traits in a crop, such as both post harvest shelf life and disease resistance, or other traits. Our near-term research and development initiatives include modulating the expression of DHS and Factor 5A genes in these plants and then propagation and phenotype testing of such plants.

Our ongoing research and development initiatives for agriculture include assisting our license and joint collaboration partners to:

- further develop and implement the DHS and Factor 5A gene technology in banana, canola, cotton, turfgrass, bedding plants, rice, alfalfa, corn, soybean and trees; and
- test the resultant crops for new beneficial traits such as increased yield, increased tolerance to environmental stress, disease resistance and more efficient use of fertilizer.

Agricultural Target Markets

In order to address the complexities associated with marketing and distribution in the worldwide market, we have adopted a multi-faceted commercialization strategy, in which we have entered into and plan to enter into, as the opportunities present themselves, additional licensing agreements or other strategic relationships with a variety of companies or other entities on a crop-by-crop basis. We anticipate revenues from these relationships in the form of licensing fees, royalties, usage fees, or the sharing of gross profits. In addition, we anticipate payments from certain of our partners upon their achievement of certain research and development benchmarks. This commercialization strategy allows us to generate revenue at various stages of product development, while ensuring that our technology is incorporated into a wide variety of crops. Our optimal partners combine the technological expertise to incorporate our technology into their product line along with the ability to successfully market the enhanced final product, thereby eliminating the need for us to develop and maintain a sales force.

Because the agricultural market is dominated by privately held companies or subsidiaries of foreign owned companies, market size and market share data for the crops under our license and development agreements is not readily available. Additionally, because we have entered into confidentiality agreements with our license and development partners, we are unable to report the specific financial terms of the agreements as well as any market size and market share data that our partners may have disclosed to us regarding their companies.

Agricultural Development and License Agreements

Through June 30, 2010, we have entered into eight (8) license agreements and one (1) joint collaboration with established agricultural biotechnology companies and an established ethanol company.

On August 6, 2007, we entered into a license agreement with Monsanto Company for the development and commercialization of corn and soy. Under the terms of the agreement, we received an upfront payment, are entitled to royalty payments in the low single digits and potential milestone payments upon achievement of certain development milestones. The agreement contains standard termination provisions, and the term of the agreement runs until the expiration of the patents licensed under the agreement (2019 in the United States and 2025 outside the United States).

On December 21, 2006, we entered into a license agreement with Arborgen, LLC regarding the growth and development of trees (other than edible fruit and nut production). Under the terms of the agreement, we received three fixed payments and are entitled to royalty payments in the mid single digits. The agreement contains standard termination provisions, and the term of the agreement runs until the expiration of the patents licensed under the agreement (2019 in the United States and 2025 outside the United States).

On March 8, 2004, we entered into a development and license agreement with The Scotts Company for the development and commercialization of garden plants, potted plants and turf grass (excluding forage grasses). Under the terms of the agreement, we are entitled to certain benchmark payments upon various anniversaries of the date of execution as well as upon achievement of certain commercial milestones. We are also entitled to royalty payments in the low to mid single digits. The agreement contains standard termination provisions, and the term of the agreement runs until the expiration of the patents licenses under the agreement (2019 in the United States and 2024 outside of the United States).

On July 17, 2007, we entered into a license agreement with Bayer CropScience AG for the development and commercialization of rice. Under the terms of the agreement, we are entitled to royalty payments of a dollar value per unit and potential milestone payments upon the achievement of certain development milestones. The agreement contains standard termination provisions, and the term of the agreement runs until the expiration of the patents licensed under the agreement (2019 in the United States and 2025 outside the United States).

On August 30, 2007, we entered into a license agreement with Bayer CropScience AG for the development and commercialization of cotton. Under the terms of the agreement, we are entitled to royalty payments in the low to mid single digits and potential milestone payments upon the achievement of certain development milestones. The agreement contains standard termination provisions, and the term of the agreement runs until the expiration of the patents licensed under the agreement (2019 in the United States and 2025 outside the United States).

On November 8, 2006, we entered into a license agreement with Bayer CropScience GmbH for the development and commercialization of Brassica. Under the terms of the agreement, we are entitled to receive potential milestone payments upon the achievement of certain development and commercialization milestones and a share of Bayer's income related to our license. The agreement contains standard termination provisions, and the term of the agreement runs until the expiration of the patents licensed under the agreement (2019 in the United States and 2024 outside the United States).

On October 14, 2004, we entered into a development and license agreement with Broin and Associates, Inc. for the development and commercialization of certain inputs in connection with the manufacturing process for ethanol. Under the terms of the agreement, we are entitled to payments based on the usage of our intellectual property at Broin's facilities. The agreement contains standard termination provisions, and the term of the agreement runs until the expiration of the patents licensed under the agreement (2019 in the United States and 2021 outside the United States).

On September 14, 2002, we entered into a development and license agreement with Cal/West Seeds for the development and commercialization of alfalfa, medicago species. Under the terms of the agreement, we are entitled to potential milestone payments upon the achievement of certain development and commercialization milestones and a dollar amount of royalties based upon production. The agreement contains standard termination provisions, and the term of the agreement runs until the expiration of the patents licensed under the agreement (2019 in the United States and 2021 outside the United States).

On May 14, 1999, we entered into an agreement with Rahan Meristem, an Israeli partnership that is engaged in the worldwide marketing of tissue culture plants. The purpose of the agreement is to develop enhanced banana plants which will result in banana fruit with improved consumer and grower-driven traits. The program has been performed as a joint collaboration whereby we pay for 50% of the research costs of the program and upon successful commercialization of banana fruit, we will receive 50% of the profits, as defined by the agreement.

Agricultural Research Program

Our agricultural research and development is performed by four (4) researchers, at our direction, at the University of Waterloo, where the technology was developed. Additional agricultural research and development is performed by our license or joint collaboration partners.

The discoverer of our technology, John E. Thompson, Ph.D., is the Associate Vice President, Research and former Dean of Science at the University of Waterloo in Ontario, Canada, and is our Executive Vice President and Chief Scientific Officer. Dr. Thompson is also one of our directors and owns 1.8% of the outstanding shares of our common stock, $0.01 par value, as of June 30, 2010.

On September 1, 1998, we entered into, and have extended through November 30, 2010, a research and development agreement with the University of Waterloo and Dr. Thompson as the principal inventor. The Research and Development Agreement provides that the University of Waterloo will perform research and development under our direction, and we will pay for the cost of this work and make certain payments to the University of Waterloo. In return for payments made under the Research and Development Agreements, we have all rights to the intellectual property derived from the research.

Agricultural Competition

Our competitors in both human health and agriculture that are presently attempting to distribute their technology have generally utilized one of the following distribution channels:

- licensing technology to major marketing and distribution partners;
- entering into strategic alliances; or
- developing in-house production and marketing capabilities.

In addition, some competitors are established distribution companies, which alleviates the need for strategic alliances, while others are attempting to create their own distribution and marketing channels.

Our competitors in the field of delaying plant senescence are companies that develop and produce transformed plants with a variety of enhanced traits. Such companies include: Mendel Biotechnology; Renessen LLC; Exelixis Plant Sciences, Inc.; and Syngenta International AG; among others.

We do not currently have any commercialized products, and therefore, it is difficult to assess our competitive position in the market. However, we believe that if we or our licensee's are able to develop and commercialize a product or products using our technology, we will have a competitive position in the markets in which we or our licensee's operate.

Agricultural Development Program

Generally, projects with our licensees and joint venture partner begin by transforming seed or germplasm to incorporate our technology. Those seeds or germplasm are then grown in our partners' greenhouses. After successful greenhouse trials, our partners will transfer the plants to the field for field trials. After completion of successful field trials, our partners may have to apply for and receive regulatory approval prior to initiation of any commercialization activities.

Generally, the approximate time to complete each sequential development step is as follows:

Seed Transformation	approximately 1 to 2 years
Greenhouse	approximately 1 to 2 years
Field Trials	approximately 2 to 5 years

The actual amount of time spent on each development phase depends on the crop, its growth cycle and the success of the transformation achieving the desired results. As such, the amount of time for each phase of development could vary, or the time frames may change.

The development of our technology with Poet is different than our other licenses in that we are modifying certain production inputs for ethanol. That process involves modifying the inputs, testing such inputs in Poet's production process and if successful, implementing such inputs in Poet's production process on a plant by plant basis.

The status of each of our projects with our partners is as follows:

Project	Partner	Status
Banana	Rahan Meristem	
- Shelf Life		Field trials
- Disease Resistance		Field trials
Trees	Arborgen	
- Growth		Field trials
Alfalfa	Cal/West	Greenhouse
Corn	Monsanto	Proof of concept ongoing
Cotton	Bayer	Seed transformation
Canola	Bayer	Seed transformation
Rice	Bayer	Proof of concept ongoing
Soybean	Monsanto	Proof of concept ongoing
Turfgrass	The Scotts Company	Greenhouse
Ethanol	Poet	Modify inputs

Commercialization by our partners may require a combination of traits in a crop, such as both shelf life and disease resistance, or other traits.

Based upon our commercialization strategy, we anticipate that there may be a significant period of time before plants enhanced using our technology reach consumers. Thus, we have not begun to actively market our technology directly to consumers, but rather, we have sought to establish ourselves within the industry through presentations at industry conferences, our website and direct communication with prospective licensees.

Consistent with our commercialization strategy, we intend to attract other companies interested in strategic partnerships or licensing our technology, which may result in additional license fees, revenues from contract research, royalty fees and other related revenues. Successful future operations will depend on our ability to transform our research and development activities into a commercially feasible technology.

Intellectual Property

We have twenty-one (21) issued patents from the United States Patent and Trademark Office, or PTO, and fifty-seven (57) issued patents from foreign countries, fifty-three (53) of which are for the use of our technology in agricultural applications and twenty-five (25) of which relate to human health applications.

In addition to our seventy-eight (78) patents, we have a wide variety of patent applications, including divisional applications and continuations-in-part, in process with the PTO and internationally. We intend to continue our strategy of enhancing these new patent applications through the addition of data as it is collected.

Our agricultural patents are generally set to expire in 2019 in the United States and 2025 outside the United States. Our core human health technology patents are set to expire in 2021 in the United States and 2025 outside the United States, and our patents related to multiple myeloma are set to expire, both in and outside the United States in 2026. To the extent our patents have different expiration dates abroad than in the United States, we are currently developing a strategy to extend the United States expiration dates to the foreign expiration dates.

Government Regulation

At present, the U.S. federal government regulation of biotechnology is divided among three agencies: (i) the U.S. Department of Agriculture regulates the import, field-testing and interstate movement of specific types of genetic engineering that may be used in the creation of transformed plants; (ii) the Environmental Protection Agency regulates activity related to the invention of plant pesticides and herbicides, which may include certain kinds of transformed plants; and (iii) the FDA regulates foods derived from new plant varieties. The FDA requires that transformed plants meet the same standards for safety that are required for all other plants and foods in general. Except in the case of additives that significantly alter a food's structure, the FDA does not require any additional standards or specific approval for genetically engineered foods but expects transformed plant developers to consult the FDA before introducing a new food into the market place.

In addition, our ongoing preclinical research with cell lines and lab animal models of human disease is not currently subject to the FDA requirements that govern clinical trials. However, use of our technology, if developed for human health applications, will also be subject to FDA regulation. Generally, the FDA must approve any drug or biologic product before it can be marketed in the United States. In addition, prior to being sold outside of the U.S., any products resulting from the application of our human health technology must be approved by the regulatory agencies of foreign governments. Prior to filing a new drug application or biologics license application with the FDA, we would have to perform extensive clinical trials, and prior to beginning any clinical trial, we need to perform extensive preclinical testing which could take several years and may require substantial expenditures.

We believe that our current activities, which to date have been confined to research and development efforts, do not require licensing or approval by any government regulatory agency. However, we are planning on performing clinical trials, which would be subject to FDA approval. Additionally, federal, state and foreign regulations relating to crop protection products and human health applications developed through biotechnology are subject to public concerns and political circumstances, and, as a result, regulations have changed and may change substantially in the future. Accordingly, we may become subject to governmental regulations or approvals or become subject to licensing requirements in connection with our research and development efforts. We may also be required to obtain such licensing or approval from the governmental regulatory agencies described above, or from state agencies, prior to the commercialization of our genetically transformed plants and human health technology. In addition, our marketing partners who utilize our technology or sell products grown with our technology may be subject to government regulations. If unfavorable governmental regulations are imposed on our technology or if we fail to obtain licenses or approvals in a timely manner, we may not be able to continue our operations.

Employees

In addition to the twelve (12) scientists performing funded research for us at Mayo Clinic, our contract research organization (Cato Research) the University of Waterloo, and other commercial research facilities, we have four (4) employees and one (1) consultant, four (4) of whom are executive officers and who are involved in our management. We do not anticipate hiring any additional employees over the next twelve months.

The officers are assisted by a Scientific Advisory Board that consists of prominent experts in the fields of plant and human cell biology as follows:

- Alan Bennett, Ph.D., who serves as the Chairman of the Scientific Advisory Board, is the Associate Vice Chancellor of the Office of Technology Transfer at the University of California. His research interests include the molecular biology of tomato fruit development and ripening, the molecular basis of membrane transport, and cell wall disassembly.

- Charles A. Dinarello, M.D., who serves as a member of the Scientific Advisory Board, is a Professor of Medicine at the University of Colorado School of Medicine, a member of the U.S. National Academy of Sciences and the author of over 500 published research articles. In addition to his active academic research career, Dr. Dinarello has held advisory positions with two branches of the National Institutes of Health and positions on the Board of Governors of both the Weizmann Institute and Ben Gurion University.

- James E. Mier, who serves as a member of the Scientific Advisory Board, is an Associate Professor of Medicine at Beth Israel Deaconess Medical Center, a teaching hospital of Harvard Medical School. He is also a practicing physician in the Division of Hematology-Oncology at Beth Israel. Dr. Mier's research is funded by the NIH and he is a member of numerous professional societies.

Furthermore, pursuant to the Research and Development Agreements, a substantial amount of our research and development activities are conducted at the University of Waterloo under the supervision of Dr. Thompson, our Executive Vice President and Chief Scientific Officer. We utilize the University's research staff including graduate and post-graduate researchers.

We have also undertaken preclinical apoptosis research at Mayo Clinic. This research is performed pursuant to specific project proposals that have agreed-upon research outlines, timelines and budgets. We may also contract research to additional university laboratories or to other companies in order to advance the development of our technology.

Safe Harbor Statement

The statements contained in this Annual Report on Form 10-K that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In particular, our statements regarding the anticipated growth in the markets for our technologies, the continued advancement of our research, the approval of our patent applications, the possibility of governmental approval in order to sell or offer for sale to the general public a genetically engineered plant or plant product, the successful implementation of our commercialization strategy, including the success of our agricultural partners and the successful implementation of the Rahan Joint Collaboration, statements relating to our patent applications, the anticipated long term growth of our business, the results of our preclinical studies, if any, our ability to comply with the continued listing standards of the NYSE Amex, and the timing of the projects and trends in future operating performance are examples of such forward-looking statements. The forward-looking statements include risks and uncertainties, including, but not limited to, our limited operating history, our need for additional capital to fund our operations until we are able to generate a profit, the current economic environment, our dependence on a single principal technology, our outsourcing of our research and development activities, our significant future capital needs, our dependence on our patents and proprietary rights and the enforcement of these rights, the potential for our competitors or third parties to allege that we are infringing upon their intellectual property rights, the potential that our security measures may not adequately protect our unpatented technology, potential difficulty in managing our growth and expanding our operations, our lack of marketing or sales history and dependence on third-party marketing partners, our potential future dependence on joint ventures and strategic alliances to develop and market our technology, the intense competition in the human health and agricultural biotechnology industries, the various government regulations that our business is subject to, the potential that our preclinical studies and clinical trials of our human health applications may be unsuccessful, any inability to license from third parties their proprietary technologies or processes which we use in connection with the development of our technology, the length, expense and uncertainty associated with clinical trials for our human health technology, the potential that, even if we receive regulatory approval, consumers may not accept products containing our technology, our dependence on key personnel, the potential that certain provisions of our charter, by-laws and Delaware law could make a takeover difficult, increasing political and social turmoil, the potential that our management and other affiliates, due to their significant control of our common stock have the ability to significantly influence our actions, the potential that a significant portion of our total outstanding shares of common stock may be sold in the market in the near future, the limited trading market of our common stock, the potential that our common stock may be delisted from the NYSE Amex Exchange, fluctuations in the market price of our common stock, our dividend policy and potential for our stockholders to be diluted.

ITEM 1A: Factors That May Affect Our Business, Future Operating Results and Financial Condition

The more prominent risks and uncertainties inherent in our business are described below. However, additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations may suffer.

Risks Related to Our Business

We have a limited operating history and have incurred substantial losses and expect to incur future losses.

We are a development stage biotechnology company with a limited operating history and limited assets and capital. We have incurred losses each year since inception and had an accumulated deficit of $50,841,159 at June 30, 2010. We have generated minimal revenues by licensing our technology for certain crops to companies willing to share in our development costs. In addition, our technology may not be ready for commercialization for several years. We expect to continue to incur losses for the next several years because we anticipate that our expenditures on research and development and administrative activities will significantly exceed our revenues during that period. We cannot predict when, if ever, we will become profitable.

We may need additional capital to fund our operations until we are able to generate a profit.

Our operations to date have required significant cash expenditures. Our future capital requirements will depend on the results of our research and development activities, preclinical and clinical studies, and competitive and technological advances.

We will need to obtain more funding in the future through collaborations or other arrangements with research institutions and corporate partners, or public and private offerings of our securities, including debt or equity financing. We may not be able to obtain adequate funds for our operations from these sources when needed or on acceptable terms. Future collaborations or similar arrangements may require us to license valuable intellectual property to, or to share substantial economic benefits with, our collaborators. If we raise additional capital by issuing additional equity or securities convertible into equity, our stockholders may experience dilution and our share price may decline. Any debt financing may result in restrictions on our spending.

If we are unable to raise additional funds, we will need to do one or more of the following:

- delay, scale-back or eliminate some or all of our research and product development programs;
- provide licenses to third parties to develop and commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves;
- seek strategic alliances or business combinations;
- attempt to sell our company;
- cease operations; or
- declare bankruptcy.

We believe that at the projected rate of spending we should have sufficient cash to maintain our present operations for at least the next twelve (12) months.

We may be adversely affected by the current economic environment.

Our ability to obtain financing, invest in and grow our business, and meet our financial obligations depends on our operating and financial performance, which in turn is subject to numerous factors. In addition to factors specific to our business, prevailing economic conditions and financial, business and other factors beyond our control can also affect our business and ability to raise capital. We cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

We depend on a single principal technology and, if our technology is not commercially successful, we will have no alternative source of revenue.

Our primary business is the development and licensing of technology to identify, isolate, characterize and promote or silence genes which control the death of cells in humans and plants. Our future revenue and profitability critically depend upon our ability, or our licensees' ability, to successfully develop apoptosis and senescence gene technology and later license or market such technology. We have conducted experiments on certain crops with favorable results and have conducted certain preliminary cell-line and animal experiments, which have provided us with data upon which we have designed additional research programs. However, we cannot give any assurance that our technology will be commercially successful or economically viable for any crops or human health applications.

In addition, no assurance can be given that adverse consequences might not result from the use of our technology such as the development of negative effects on humans or plants or reduced benefits in terms of crop yield or protection. Our failure to obtain market acceptance of our technology or of our current or potential licensees to successfully commercialize such technology would have a material adverse effect on our business.

We outsource all of our research and development activities and, if we are unsuccessful in maintaining our alliances with these third parties, our research and development efforts may be delayed or curtailed.

We rely on third parties to perform all of our research and development activities. Our research and development efforts take place at the University of Waterloo in Ontario, Canada, where our technology was discovered, at the Mayo Clinic, at other commercial research facilities and with our commercial partners. At this time, we do not have the internal capabilities to perform our own research and development activities. Accordingly, the failure of third-party research partners to perform under agreements entered into with us, or our failure to renew important research agreements with these third parties, may delay or curtail our research and development efforts.

We have significant future capital needs and may be unable to raise capital when needed, which could force us to delay or reduce our research and development efforts.

As of June 30, 2010, we had cash of $8,026,296 and working capital of $6,001,970. Using our available reserves as of June 30, 2010, we believe that we can operate according to our current business plan for at least the next twelve (12) months. To date, we have generated minimal revenues and anticipate that our operating costs will exceed any revenues generated over the next several years. Therefore, we will be required to raise additional capital in the future in order to operate in accordance with our current business plan, and this funding may not be available on favorable terms, if at all. If we are unable to raise additional funds, we will need to do one or more of the following:

- delay, scale back or eliminate some or all of our research and development programs;
- provide a license to third parties to develop and commercialize our technology that we would otherwise seek to develop and commercialize ourselves;
- seek strategic alliances or business combinations;
- attempt to sell our company;
- cease operations; or
- declare bankruptcy.

In addition, in connection with any funding, if we need to issue more equity securities than our certificate of incorporation currently authorizes, or more than 20% of the shares of our common stock outstanding, we may need stockholder approval. If stockholder approval is not obtained or if adequate funds are not available, we may be required to curtail operations significantly or to obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, products or potential markets. Investors may experience dilution in their investment from future offerings of our common stock. For example, if we raise additional capital by issuing equity securities, such an issuance would reduce the percentage ownership of existing stockholders. In addition, assuming the exercise of all options and warrants outstanding and the conversion of the preferred stock into common stock, as of June 30, 2010, we had 64,783,361 shares of common stock authorized but unissued and unreserved, which may be issued from time to time by our board of directors without stockholder approval. Furthermore, we may need to issue securities that have rights, preferences and privileges senior to our common stock. Failure to obtain financing on acceptable terms would have a material adverse effect on our liquidity.

Since our inception, we have financed all of our operations through private equity and debt financings. Our future capital requirements depend on numerous factors, including:

- the scope of our research and development;
- our ability to attract business partners willing to share in our development costs;
- our ability to successfully commercialize our technology;
- competing technological and market developments;
- our ability to enter into collaborative arrangements for the development, regulatory approval and commercialization of other products; and
- the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights.

Our business depends upon our patents and proprietary rights and the enforcement of these rights. Our failure to obtain and maintain patent protection may increase competition and reduce demand for our technology.

As a result of the substantial length of time and expense associated with developing products and bringing them to the marketplace in the biotechnology and agricultural industries, obtaining and maintaining patent and trade secret protection for technologies, products and processes is of vital importance. Our success will depend in part on several factors, including, without limitation:

- our ability to obtain patent protection for our technologies and processes;
- our ability to preserve our trade secrets; and
- our ability to operate without infringing the proprietary rights of other parties both in the United States and in foreign countries.

As of June 30, 2010, we have been issued twenty one (21) patents by the PTO and fifty-seven (57) patents from foreign countries. We have also filed numerous patent applications for our technology in the United States and in several foreign countries, which technology is vital to our primary business, as well as several continuations in part on these patent applications. Our success depends in part upon the grant of patents from our pending patent applications.

Although we believe that our technology is unique and that it will not violate or infringe upon the proprietary rights of any third party, we cannot assure you that these claims will not be made or if made, could be successfully defended against. If we do not obtain and maintain patent protection, we may face increased competition in the United States and internationally, which would have a material adverse effect on our business.

Since patent applications in the United States are maintained in secrecy until patents are issued, and since publication of discoveries in the scientific and patent literature tend to lag behind actual discoveries by several months, we cannot be certain that we were the first creator of the inventions covered by our pending patent applications or that we were the first to file patent applications for these inventions.

In addition, among other things, we cannot assure you that:

- our patent applications will result in the issuance of patents;
- any patents issued or licensed to us will be free from challenge and if challenged, would be held to be valid;
- any patents issued or licensed to us will provide commercially significant protection for our technology, products and processes;
- other companies will not independently develop substantially equivalent proprietary information which is not covered by our patent rights;
- other companies will not obtain access to our know-how;
- other companies will not be granted patents that may prevent the commercialization of our technology; or
- we will not incur licensing fees and the payment of significant other fees or royalties to third parties for the use of their intellectual property in order to enable us to conduct our business.

Our competitors may allege that we are infringing upon their intellectual property rights, forcing us to incur substantial costs and expenses in resulting litigation, the outcome of which would be uncertain.

Patent law is still evolving relative to the scope and enforceability of claims in the fields in which we operate. We are like most biotechnology companies in that our patent protection is highly uncertain and involves complex legal and technical questions for which legal principles are not yet firmly established. In addition, if issued, our patents may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage.

The PTO and the courts have not established a consistent policy regarding the breadth of claims allowed in biotechnology patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the scope and value of our proprietary rights.

The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary rights in these foreign countries.

We could become involved in infringement actions to enforce and/or protect our patents. Regardless of the outcome, patent litigation is expensive and time consuming and would distract our management from other activities. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we could because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of any patent litigation could limit our ability to continue our operations.

If our technology infringes the intellectual property of our competitors or other third parties, we may be required to pay license fees or damages.

If any relevant claims of third-party patents that are adverse to us are upheld as valid and enforceable, we could be prevented from commercializing our technology or could be required to obtain licenses from the owners of such patents. We cannot assure you that such licenses would be available or, if available, would be on acceptable terms. Some licenses may be non-exclusive and, therefore, our competitors may have access to the same technology licensed to us. In addition, if any parties successfully claim that the creation or use of our technology infringes upon their intellectual property rights, we may be forced to pay damages, including treble damages.

Our security measures may not adequately protect our unpatented technology and, if we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology may be adversely affected.

Our success depends upon know-how, unpatentable trade secrets, and the skills, knowledge and experience of our scientific and technical personnel. As a result, all employees agreed to a confidentiality provision in their employment agreement that prohibited the disclosure of confidential information to anyone outside of our company, during the term of employment and for 5 years thereafter. We also require all employees to disclose and assign to us the rights to their ideas, developments, discoveries and inventions. We also attempt to enter into similar agreements with our consultants, advisors and research collaborators. We cannot assure you that adequate protection for our trade secrets, know-how or other proprietary information against unauthorized use or disclosure will be available.

We occasionally provide information to research collaborators in academic institutions and request that the collaborators conduct certain tests. We cannot assure you that the academic institutions will not assert intellectual property rights in the results of the tests conducted by the research collaborators, or that the academic institutions will grant licenses under such intellectual property rights to us on acceptable terms, if at all. If the assertion of intellectual property rights by an academic institution is substantiated, and the academic institution does not grant intellectual property rights to us, these events could limit our ability to commercialize our technology.

As we evolve from a company primarily involved in the research and development of our technology into one that is also involved in the commercialization of our technology, we may have difficulty managing our growth and expanding our operations.

As our business grows, we may need to add employees and enhance our management, systems and procedures. We may need to successfully integrate our internal operations with the operations of our marketing partners, manufacturers, distributors and suppliers to produce and market commercially viable products. We may also need to manage additional relationships with various collaborative partners, suppliers and other organizations. Although we do not presently conduct research and development activities in-house, we may undertake those activities in the future. Expanding our business may place a significant burden on our management and operations. We may not be able to implement improvements to our management information and control systems in an efficient and timely manner and we may discover deficiencies in our existing systems and controls. Our failure to effectively respond to such changes may make it difficult for us to manage our growth and expand our operations.

We have no marketing or sales history and depend on third-party marketing partners. Any failure of these parties to perform would delay or limit our commercialization efforts.

We have no history of marketing, distributing or selling biotechnology products and we are relying on our ability to successfully establish marketing partners or other arrangements with third parties to market, distribute and sell a commercially viable product both here and abroad. Our business plan envisions creating strategic alliances to access needed commercialization and marketing expertise. We may not be able to attract qualified sub-licensees, distributors or marketing partners, and even if qualified, these marketing partners may not be able to successfully market agricultural products or human health applications developed with our technology. If our current or potential future marketing partners fail to provide adequate levels of sales, our commercialization efforts will be delayed or limited and we may not be able to generate revenue.

We will depend on joint ventures and strategic alliances to develop and market our technology and, if these arrangements are not successful, our technology may not be developed and the expenses to commercialize our technology will increase.

In its current state of development, our technology is not ready to be marketed to consumers. We intend to follow a multi-faceted commercialization strategy that involves the licensing of our technology to business partners for the purpose of further technological development, marketing and distribution. We have and are seeking business partners who will share the burden of our development costs while our technology is still being developed, and who will pay us royalties when they market and distribute products incorporating our technology upon commercialization. The establishment of joint ventures and strategic alliances may create future competitors, especially in certain regions abroad where we do not pursue patent protection. If we fail to establish beneficial business partners and strategic alliances, our growth will suffer and the continued development of our technology may be harmed.

Competition in the human health and agricultural biotechnology industries is intense and technology is changing rapidly. If our competitors market their technology faster than we do, we may not be able to generate revenues from the commercialization of our technology.

Many human health and agricultural biotechnology companies are engaged in research and development activities relating to apoptosis and senescence. The market for plant protection and yield enhancement products is intensely competitive, rapidly changing and undergoing consolidation. We may be unable to compete successfully against our current and future competitors, which may result in price reductions, reduced margins and the inability to achieve market acceptance for products containing our technology. Our competitors in the field of plant senescence gene technology are companies that develop and produce transgenic plants and include major international agricultural companies, specialized biotechnology companies, research and academic institutions and, potentially, our joint venture and strategic alliance partners. These companies include: Mendel Biotechnology, Inc., Renessen LLC, Exelixis Plant Sciences, Inc., and Syngenta International AG, among others. Some of our competitors that are involved in apoptosis research include: Amgen Inc.; Centocor, Inc.; Genzyme Corporation; OSI Pharmaceuticals, Inc.; Novartis AG; Introgen Therapeutics, Inc.; Genta, Inc.; and Vertex Pharmaceuticals, Inc. Many of these competitors have substantially greater financial, marketing, sales, distribution and technical resources than us and have more experience in research and development, clinical trials, regulatory matters, manufacturing and marketing. We anticipate increased competition in the future as new companies enter the market and new technologies become available. Our technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of our competitors, which will prevent or limit our ability to generate revenues from the commercialization of our technology.

Our business is subject to various government regulations and, if we or our licensees are unable to obtain regulatory approval, we may not be able to continue our operations.

At present, the U.S. federal government regulation of biotechnology is divided among three agencies:

- the USDA regulates the import, field testing and interstate movement of specific types of genetic engineering that may be used in the creation of transgenic plants;
- the EPA regulates activity related to the invention of plant pesticides and herbicides, which may include certain kinds of transgenic plants; and
- the FDA regulates foods derived from new plant varieties.

The FDA requires that transgenic plants meet the same standards for safety that are required for all other plants and foods in general. Except in the case of additives that significantly alter a food's structure, the FDA does not require any additional standards or specific approval for genetically engineered foods, but expects transgenic plant developers to consult the FDA before introducing a new food into the marketplace.

Use of our technology, if developed for human health applications, will also be subject to FDA regulation. The FDA must approve any drug or biologic product before it can be marketed in the United States. In addition, prior to being sold outside of the U.S., any products resulting from the application of our human health technology must be approved by the regulatory agencies of foreign governments. Prior to filing a new drug application or biologics license application with the FDA, we would have to perform extensive clinical trials, and prior to beginning any clinical trial, we would need to perform extensive preclinical testing which could take several years and may require substantial expenditures.

We believe that our current activities, which to date have been confined to research and development efforts, do not require licensing or approval by any governmental regulatory agency. However, we are planning on performing clinical trials, which would be subject to FDA approval. Additionally, federal, state and foreign regulations relating to crop protection products and human health applications developed through biotechnology are subject to public concerns and political circumstances, and, as a result, regulations have changed and may change substantially in the future. Accordingly, we may become subject to governmental regulations or approvals or become subject to licensing requirements in connection with our research and development efforts. We may also be required to obtain such licensing or approval from the governmental regulatory agencies described above, or from state agencies, prior to the commercialization of our genetically transformed plants and human health technology. In addition, our marketing partners who utilize our technology or sell products grown with our technology may be subject to government regulations. If unfavorable governmental regulations are imposed on our technology or if we fail to obtain licenses or approvals in a timely manner, we may not be able to continue our operations.

Preclinical studies of our human health applications may be unsuccessful, which could delay or prevent regulatory approval.

Preclinical studies may reveal that our human health technology is ineffective or harmful, and/or may be unsuccessful in demonstrating efficacy and safety of our human health technology, which would significantly limit the possibility of obtaining regulatory approval for any drug or biologic product manufactured with our technology. The FDA requires submission of extensive preclinical, clinical and manufacturing data to assess the efficacy and safety of potential products. We are currently in the process of conducting preclinical toxicology studies for our multiple myeloma product candidate. Any delay in this toxicology study, or any potential negative findings in this toxicology study, will delay our ability to file an IND for our multiple myeloma product candidate. Furthermore, the success of preliminary studies does not ensure commercial success, and later-stage clinical trials may fail to confirm the results of the preliminary studies.

Our success will depend on the success of our clinical trials that have not yet begun.

It may take several years to complete the clinical trials of a product, and failure of one or more of our clinical trials can occur at any stage of testing. We believe that the development of our product candidate involves significant risks at each stage of testing. If clinical trial difficulties and failures arise, our product candidate may never be approved for sale or become commercially viable.

There are a number of difficulties and risks associated with clinical trials. These difficulties and risks may result in the failure to receive regulatory approval to sell our product candidate or the inability to commercialize our product candidate. The possibility exists that:

- we may discover that the product candidate does not exhibit the expected therapeutic results in humans, may cause harmful side effects or have other unexpected characteristics that may delay or preclude regulatory approval or limit commercial use if approved;
- the results from early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded advanced clinical trials;
- institutional review boards or regulators, including the FDA, may hold, suspend or terminate our clinical research or the clinical trials of our product candidate for various reasons, including noncompliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks;
- subjects may drop out of our clinical trials;
- our preclinical studies or clinical trials may produce negative, inconsistent or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials; and
- the cost of our clinical trials may be greater than we currently anticipate.

Clinical trials for our human health technology will be lengthy and expensive and their outcome is uncertain.

Before obtaining regulatory approval for the commercial sales of any product containing our technology, we must demonstrate through clinical testing that our technology and any product containing our technology is safe and effective for use in humans. Conducting clinical trials is a time-consuming, expensive and uncertain process and typically requires years to complete. In our industry, the results from preclinical studies and early clinical trials often are not predictive of results obtained in later-stage clinical trials. Some products and technologies that have shown promising results in preclinical studies or early clinical trials subsequently fail to establish sufficient safety and efficacy data necessary to obtain regulatory approval. At any time during clinical trials we or the FDA might delay or halt any clinical trial for various reasons, including:

- occurrence of unacceptable toxicities or side effects;
- ineffectiveness of the product candidate;
- negative or inconclusive results from the clinical trials, or results that necessitate additional studies or clinical trials;
- delays in obtaining or maintaining required approvals from institutions, review boards or other reviewing entities at clinical sites;
- delays in patient enrollment; or
- insufficient funding or a reprioritization of financial or other resources.

Any failure or substantial delay in successfully completing clinical trials and obtaining regulatory approval for our product candidates could severely harm our business.

If our clinical trials for our product candidates are delayed, we would be unable to commercialize our product candidates on a timely basis, which would materially harm our business.

Planned clinical trials may not begin on time or may need to be restructured after they have begun. Clinical trials can be delayed for a variety of reasons, including delays related to:

- obtaining an effective investigational new drug application, or IND, or regulatory approval to commence a clinical trial;
- negotiating acceptable clinical trial agreement terms with prospective trial sites;
- obtaining institutional review board approval to conduct a clinical trial at a prospective site;
- recruiting qualified subjects to participate in clinical trials;
- competition in recruiting clinical investigators;
- shortage or lack of availablility of supplies of drugs for clinical trials;
- the need to repeat clinical trials as a result of inconclusive results or poorly executed testing;
- the placement of a clinical hold on a study;
- the failure of third parties conducting and overseeing the operations of our clinical trials to perform their contractual or regulatory obligations in a timely fashion; and
- exposure of clinical trial subjects to unexpected and unacceptable health risks or noncompliance with regulatory requirements, which may result in suspension of the trial.

We believe that our product candidate has significant milestones to reach, including the successful completion of clinical trials, before commercialization. If we have significant delays in or termination of clinical trials, our financial results and the commercial prospects for our product candidates or any other products that we may develop will be adversely impacted. In addition, our product development costs would increase and our ability to generate revenue could be impaired.

Any inability to license from third parties their proprietary technologies or processes which we use in connection with the development of our technology may impair our business.

Other companies, universities and research institutions have or may obtain patents that could limit our ability to use our technology in a product candidate or impair our competitive position. As a result, we would have to obtain licenses from other parties before we could continue using our technology in a product candidate. Any necessary licenses may not be available on commercially acceptable terms, if at all. If we do not obtain required licenses, we may not be able to develop our technology into a product candidate or we may encounter significant delays in development while we redesign methods that are found to infringe on the patents held by others.

Even if we receive regulatory approval, consumers may not accept products containing our technology, which will prevent us from being profitable since we have no other source of revenue.

We cannot guarantee that consumers will accept products containing our technology. Recently, there has been consumer concern and consumer advocate activism with respect to genetically-engineered agricultural consumer products. The adverse consequences from heightened consumer concern in this regard could affect the markets for agricultural products developed with our technology and could also result in increased government regulation in response to that concern. If the public or potential customers perceive our technology to be genetic modification or genetic engineering, agricultural products grown with our technology may not gain market acceptance.

We depend on our key personnel and, if we are not able to attract and retain qualified scientific and business personnel, we may not be able to grow our business or develop and commercialize our technology.

We are highly dependent on our scientific advisors, consultants and third-party research partners. Our success will also depend in part on the continued service of our key employees and our ability to identify, hire and retain additional qualified personnel in an intensely competitive market. Although we have a research agreement with Dr. John Thompson, this agreement may be terminated upon short or no notice. Additionally, we do not have employment agreements with our key employees. We do not maintain key person life insurance on any member of management. The failure to attract and retain key personnel could limit our growth and hinder our research and development efforts.

Certain provisions of our charter, by-laws and Delaware law could make a takeover difficult.

Certain provisions of our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. Our certificate of incorporation authorizes our board of directors to issue, without stockholder approval, except as may be required by the rules of the NYSE Amex Exchange, 5,000,000 shares of preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of our common stock. Similarly, our by-laws do not restrict our board of directors from issuing preferred stock without stockholder approval.

In addition, we are subject to the Business Combination Act of the Delaware General Corporation Law which, subject to certain exceptions, restricts certain transactions and business combinations between a corporation and a stockholder owning 15% or more of the corporation's outstanding voting stock for a period of three years from the date such stockholder becomes a 15% owner. These provisions may have the effect of delaying or preventing a change of control of us without action by our stockholders and, therefore, could adversely affect the value of our common stock.

Furthermore, in the event of our merger or consolidation with or into another corporation, or the sale of all or substantially all of our assets in which the successor corporation does not assume our outstanding equity awards or issue equivalent equity awards, our current equity plans require the accelerated vesting of such outstanding equity awards.

Risks Related to Our Common Stock

We currently do not meet the NYSE Amex Exchange continued listing standards. If our common stock is delisted from the NYSE Amex Exchange, we may not be able to list on any other stock exchange, and our common stock may be subject to the "penny stock" regulations which may affect the ability of our stockholders to sell their shares.

The NYSE Amex Exchange requires us to meet minimum financial requirements in order to maintain our listing. Although we currently meet the $6,000,000 minimum net worth continued listing requirement of the NYSE Amex Exchange, we have not met the $6,000,000 minimum net worth continued listing requirement of the NYSE Amex Exchange for two consecutive quarters and have received a notice of noncompliance from the NYSE Amex Exchange. We submitted a plan of compliance to the NYSE Amex Exchange discussing how we intend to regain compliance with the continued listing requirements. The NYSE Amex Exchange has accepted our plan of compliance and granted us an extension until April 29, 2011 to regain compliance with the NYSE's continued listing standards. During the extension period, we remain subject to periodic review by NYSE Staff. Failure to make progress consistent with the plan or to regain compliance with the continued listing standards by the end of the extension period could result in our company being delisted from the NYSE. If we are delisted from the NYSE Amex Exchange, our common stock likely will become a "penny stock." In general, regulations of the SEC define a "penny stock" to be an equity security that is not listed on a national securities exchange or the NASDAQ Stock Market and that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. If our common stock becomes a penny stock, additional sales practice requirements would be imposed on broker-dealers that sell such securities to persons other than certain qualified investors. For transactions involving a penny stock, unless exempt, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to the sale. In addition, the rules on penny stocks require delivery, prior to and after any penny stock transaction, of disclosures required by the SEC.

If our stock is not accepted for listing on the NYSE Amex Exchange, we will make every possible effort to have it listed on the Over the Counter Bulletin Board, or the OTC Bulletin Board. If our common stock were to be traded on the OTC Bulletin Board, the Securities Exchange Act of 1934, as amended, and related Securities and Exchange Commission (SEC) rules would impose additional sales practice requirements on broker-dealers that sell our securities. These rules may adversely affect the ability of stockholders to sell our common stock and otherwise negatively affect the liquidity, trading market and price of our common stock.

We believe that the listing of our common stock on a recognized national trading market, such as the NYSE Amex Exchange, is an important part of our business and strategy. Such a listing helps our stockholders by providing a readily available trading market with current quotations. Without that, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult and the trading volume and liquidity of our stock would likely decline. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded it by other parties. In that regard, the absence of a listing on a recognized national trading market will also affect our ability to benefit from the use of our operations and expansion plans, including for use in licensing agreements, joint ventures, the development of strategic relationships and acquisitions, which are critical to our business and strategy and none of which is currently the subject of any agreement, arrangement or understanding, with respect to any future financing or strategic relationship we may undertake. A delisting from the NYSE Amex Exchange could result in negative publicity and could negatively impact our ability to raise capital in the future.

Our management and other affiliates have significant control of our common stock and could significantly influence our actions in a manner that conflicts with our interests and the interests of other stockholders.

As of June 30, 2010, our executive officers, directors and affiliated entities together beneficially own approximately 53.3% of the outstanding shares of our common stock, assuming the exercise of options and warrants which are currently exercisable or will become exercisable within 60 days of June 30, 2010, held by these stockholders. As a result, these stockholders, acting together, will be able to exercise significant influence over matters requiring approval by our stockholders, including the election of directors, and may not always act in the best interests of other stockholders. Such a concentration of ownership may have the effect of delaying or preventing a change in control of us, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices.

A significant portion of our total outstanding shares of common stock may be sold in the market in the near future, which could cause the market price of our common stock to drop significantly.

As of June 30, 2010, we had 50,092,204 shares of our common stock issued and outstanding and 9,235 shares of convertible preferred stock outstanding which can convert into 28,859,375 shares of common stock. Approximately 34,164,431 shares of such shares are registered pursuant to registration statements on Form S-3 and 44,787,148 of which are either eligible to be sold under SEC Rule 144 or are in the public float. In addition, we have registered 35,890,007 shares of our common stock underlying warrants previously issued on Form S-3 registration statements and we registered 11,137,200 shares of our common stock underlying options granted or to be granted under our stock option plan. Consequently, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, may have a material adverse effect on our stock price.

Our common stock has a limited trading market, which could limit your ability to resell your shares of common stock at or above your purchase price.

Our common stock is quoted on the NYSE Amex Exchange and currently has a limited trading market. The NYSE Amex Exchange requires us to meet minimum financial requirements in order to maintain our listing. Currently, we do not meet the continued listing requirements of the NYSE Amex Exchange. As we do not meet the continued listing standards, we could be delisted. We cannot assure you that an active trading market will develop or, if developed, will be maintained. As a result, our stockholders may find it difficult to dispose of shares of our common stock and, as a result, may suffer a loss of all or a substantial portion of their investment.

The market price of our common stock may fluctuate and may drop below the price you paid.

We cannot assure you that you will be able to resell the shares of our common stock at or above your purchase price. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

- quarterly variations in operating results;
- the progress or perceived progress of our research and development efforts;
- changes in accounting treatments or principles;
- announcements by us or our competitors of new technology, product and service offerings, significant contracts, acquisitions or strategic relationships;
- additions or departures of key personnel;
- future offerings or resales of our common stock or other securities;
- stock market price and volume fluctuations of publicly-traded companies in general and development companies in particular; and
- general political, economic and market conditions.

For example, during the year ended June 30, 2010, our common stock traded between $0.25 per share and $0.83 per share.

Because we do not intend to pay, and have not paid, any cash dividends on our shares of common stock, our stockholders will not be able to receive a return on their shares unless the value of our common stock appreciates and they sell their shares.

We have never paid or declared any cash dividends on our common stock, and we intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Therefore, our stockholders will not be able to receive a return on their investment unless the value of our common stock appreciates and they sell their shares.

Our stockholders may experience substantial dilution as a result of the conversion of convertible preferred stock, the exercise of options and warrants to purchase our common stock, or due to anti-dilution provisions relating to any on the foregoing.

As of June 30, 2010, we have outstanding 9,235 shares of convertible preferred stock which may convert into 28,859,375 shares of our common stock and warrants to purchase 55,171,226 shares of our common stock. In addition, as of June 30, 2010, we have reserved 15,204,884 shares of our common stock for issuance upon the exercise of options granted or available to be granted pursuant to our stock option plan, all of which may be granted in the future. The conversion of the convertible preferred stock and the exercise of these options and warrants will result in dilution to our existing stockholders and could have a material adverse effect on our stock price. The conversion price of the convertible preferred stock and certain warrants are also subject to certain anti-dilution adjustments.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

We lease office space in New Brunswick, New Jersey for a current monthly rental fee of $6,612, subject to certain escalations for our proportionate share of increases, over the base year of 2001, in the building's operating costs. The monthly rental fee will continue to increase by one percent each year through the expiration date of the lease. The lease expires in May 2011. The space is in good condition, and we believe it will adequately serve as our headquarters over the term of the lease. We also believe that this office space is adequately insured by the lessor.

Item 3. Legal Proceedings.

We are not currently a party to any legal proceedings; however, we may become involved in various claims and legal actions arising in the ordinary course of business.

Item 4. Removed and Reserved.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock trades on the NYSE Amex Exchange under the symbol SNT.

The following table sets forth the range of the high and low sales price for our common stock for each of the quarters since the quarter ended September 30, 2008, as reported on the NYSE Amex Exchange.

Quarter Ended	Common Stock	
	High	Low
September 30, 2008	$1.81	$0.88
December 31, 2008	$1.25	$0.50
March 31, 2009	$0.87	$0.33
June 30, 2009	$0.97	$0.43
September 30, 2009	$0.83	$0.43
December 31, 2009	$0.49	$0.30
March 31, 2010	$0.51	$0.25
June 30, 2010	$0.75	$0.30

As of September 26, 2010, the approximate number of holders of record of our common stock was 277. This number does not include "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

We have neither paid nor declared dividends on our common stock since our inception, and we do not plan to pay dividends on our common stock in the foreseeable future. We expect that any earnings, which we may realize, will be retained to finance the growth of our company.

The following table provides information about the securities authorized for issuance under our equity compensation plans as of June 30, 2010.

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights and restricted stock units	Weighted-average exercise price of outstanding options, warrants and rights and restricted stock units	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	7,319,172[1]	$1.13	7,935,712[2]
Equity compensation plans not approved by security holders	--	--	--
Total	7,319,172[1]	$1.13	7,935,712[2]

(1) Issued pursuant to our 1998 Stock Plan and 2008 Stock Plan.

(2) Available for future issuance pursuant to our 2008 Stock Plan.

RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

None, except as previously disclosed on our Quarterly reports on Forms 10-Q and Current Reports on Forms 8-K.

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return on the NYSE Amex Market Value (U.S.) Index and the RDG Microcap Biotechnology Index for the period beginning July 1, 2005 and ending on the last day of our last completed fiscal year. The stock performance shown on the graph below is not indicative of future price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Senesco Technologies, Inc., the NYSE Amex Composite Index and the RDG MicroCap Biotechnology Index
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/05
6/06
6/07
6/08
6/09
6/10
Senesco Technologies, Inc.
NYSE Amex Composite
RDG MicroCap Biotechnology
*$100 invested on 6/30/05 in stock or index, including reinvestment of dividends
Fiscal year ending June 30

	7/1/05	6/30/06	6/30/07	6/30/08	6/30/09	6/30/10
Senesco Technologies, Inc.	$100.00	$ 106.15	$ 64.25	$ 103.35	$ 46.37	$ 17.60
NYSE Amex Composite Index	$100.00	$ 124.41	$ 155.25	$ 152.02	$112.25	$133.12
RDG Microcap Biotechnology Index	$100.00	$ 85.27	$ 69.67	$ 36.79	$ 30.04	$ 23.56

Item 6. Selected Financial Data.

The following Selected Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K.

SELECTED FINANCIAL DATA

	Year Ended June 30,				
	2010	2009	2008	2007	2006
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenue	$ 140	$ 275	$ 457	$ 300	$ 67
Operating expenses:					
General and administrative	2,349	2,206	2,291	2,413	1,920
Research and development	2,637	2,354	1,765	1,208	1,566
Total operating expenses	4,986	4,560	4,056	3,621	3,486
Loss from operations	(4,846)	(4,285)	(3,599)	(3,321)	(3,419)
Fair value – warrant liability	2,517	-	-	-	-
Loss on extinguishment of debt	(362)	-	-	-	-
Amortization of debt discount and financing costs	(10,081)	(478)	(668)	-	-
Interest expense – convertible notes	(587)	(1,007)	(434)	-	-
Interest (expense) income, net	(24)	43	100	69	104
Net loss	(13,383)	(5,727)	(4,601)	(3,252)	(3,315)
Preferred dividends including beneficial conversion feature of $5,330	(6,240)	-	-	-	-
Net loss available to common shares	$(19,623)	$(5,727)	$(4,601)	$(3,252)	$(3,315)
Basic and diluted net loss per common share	$ (0.67)	$ (0.30)	$ (0.26)	$ (0.19)	$ (0.21)
Basic and diluted weighted average number of common shares outstanding	29,113	18,888	17,660	16,917	15,469
Balance Sheet Data:					
Cash, cash equivalents and investments	$ 8,026	$ 1,431	$6,176	$658	$1,168
Working capital	6,002	1,259	5,673	259	859
Total assets	13,912	7,122	10,643	3,322	3,535
Accumulated deficit	(50,841)	(35,950)	(30,223)	(25,622)	(22,370)
Total stockholders' equity	7,981	5,668	9,836	2,690	2,952

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains trend analysis, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, without limitation, statements containing the words "believes," "anticipates," "expects," "continue," and other words of similar import or the negative of those terms or expressions. Such forward-looking statements are subject to known and unknown risks, uncertainties, estimates and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially from those set forth in such forward-looking statements as a result of, but not limited to, the "Risk Factors" described in Part I, Item 1A. You should read the following discussion and analysis along with the "Selected Financial Data" and the financial statements and notes attached to those statements included elsewhere in this report.

Overview

We are a development stage company. We do not expect to generate significant revenues for several years, during which time we will engage in significant research and development efforts. However, we have eight active agricultural license agreements to develop and commercialize our technology in corn, soy, cotton, rice, canola, trees, alfalfa, bedding plants, turf grass, and ethanol. Seven of the licenses provide for upfront payments, milestone payments and royalty payments to us upon commercial introduction. The ethanol license provides for annual payments for each of the licensee's ethanol production facilities that incorporate our technology. We also have entered into a joint collaboration to develop and commercialize our technology in banana plants. In connection with the joint collaboration, we will receive 50% of the profits from the sale of enhanced banana plants.

Consistent with our commercialization strategy, we intend to license our technology for additional crops, as the opportunities may arise, that may result in additional license fees, revenues from contract research and other related revenues. Successful future operations will depend on our and our partners' ability to transform our research and development activities into a commercially feasible technology.

We plan to employ the same partnering strategy in both the human health and agricultural target markets..

Our human health research program, which has consisted of pre-clinical in-vitro and in-vivo experiments designed to assess the role and method of action of the Factor 5A genes in human diseases, is performed by approximately twelve (12) third party researchers at our direction, at the University of Waterloo, Mayo Clinic and other commercial research facilities.

Our primary human health initiative is to advance our technology for the potential treatment of multiple myeloma with the goal of initiating a clinical trial. In connection with the potential clinical trial, we have engaged a CRO to assist us through the process. We have also determined the delivery system for our technology, contracted for the supply of pharmaceutical grade materials to be used in toxicology and human studies and have contracted with a third party laboratory to conduct toxicology studies, Together with the assistance of our CRO, we will have the toxicology studies performed with the goal of filing an investigational new drug application, or IND application, with the U.S. Food and Drug Administration, or FDA, for review and consideration in order to initiate a clinical trial. We estimate that it will take approximately six (6) months from June 30, 2010 to complete these objectives.

Our preclinical human health research has yielded data that we have presented to various biopharmaceutical companies that may be prospective licensees for the development and marketing of potential applications for our technology.

Critical Accounting Policies and Estimates

Revenue Recognition

We record revenue under technology license and development agreements related to the following. Actual fees received may vary from the recorded estimated revenues.

- Nonrefundable upfront license fees that are received in exchange for the transfer of our technology to licensees, for which no further obligations to the licensee exist with respect to the basic technology transferred, are recognized as revenue on the earlier of when payments are received or collections are assured.
- Nonrefundable upfront license fees that are received in connection with agreements that include time-based payments are, together with the time-based payments, deferred and amortized ratably over the estimated research period of the license.
- Milestone payments, which are contingent upon the achievement of certain research goals, are recognized as revenue when the milestones, as defined in the particular agreement, are achieved.

The effect of any change in revenues from technology license and development agreements would be reflected in revenues in the period such determination was made. Historically, no such adjustments have been made.

Estimates of Expenses

Our research and development agreements with third parties provide for an estimate of our expenses and costs, which are variable and are based on the actual services performed by the third party. We estimate the aggregate amount of the expenses based upon the projected amounts that are set forth in the agreements, and we accrue the expenses for which we have not yet been invoiced. In estimating the expenses, we consider, among other things, the following factors:

- the existence of any prior relationship between us and the third party provider;
- the past results of prior research and development services performed by the third party provider; and
- the scope and timing of the research and development services set forth in the agreement with the third party provider.

After the research services are performed and we are invoiced, we make any adjustments that are necessary to accurately report research and development expense for the period.

Valuation Allowances and Carrying Values

We have recorded valuation allowances against our entire deferred tax assets of $17,923,000 at June 30, 2010 and $11,520,000 at June 30, 2009. The valuation allowances relate primarily to the net operating loss carryforward deferred tax asset where the tax benefit of such asset is not assured.

As of June 30, 2010 and 2009, we have determined that the estimated future discounted cash flows related to our patent applications will be sufficient to recover their carrying value.

We have determined that we are receiving the economic benefit of the agricultural patent applications as well as all of the issued patents and are amortizing the agricultural patent application costs and all of the issued patents over seventeen (17) years on a straight-line basis.

We do not have any off-balance sheet arrangements.

Stock-Based Compensation

The fair value of each stock option and warrant is estimated on the date of grant using the Black-Scholes option-pricing model. Expected volatility is based on the historical volatility of our stock and of similar companies. The expected term of stock options and warrants granted is based upon the simplified method whereby expected term is calculated using the weighted average term of the vesting period of such options and warrants. The expected term is calculated for and applied to all groups of stock options and warrants as we do not expect substantially different exercise or post-vesting termination behavior amongst our employee population. The risk-free rate of stock options is based on the U.S. Treasury rate in effect at the time of grant for the expected term of the stock options and warrants. Expected forfeitures are based on historical data.

In connection with our short-term and long-term incentive plans, our management reviews the specific goals of such plans to determine if such goals have been achieved or are probable that they will be achieved. If the goals have been achieved or are probable of being achieved, then the amount of compensation expense determined on the date of grant related to those specific goals is charged to compensation expense at such time.

Convertible Notes

During the year ended June 30, 2008, we issued convertible notes and warrants for gross proceeds in the amount of $10,000,000. The proceeds have been allocated between convertible notes and warrants based upon their fair values, whereby the fair value of the warrants have been determined using the Black-Scholes model. The remaining amounts were allocated to the beneficial conversion feature based upon the effective conversion price compared to the fair value of the common stock on the date of issuance of the convertible notes and warrants. As such, all of the proceeds of the convertible notes and warrants were recorded as equity. The convertible notes were being amortized to interest expense using the effective yield method over the term of the notes.

Convertible Preferred Stock

During the year ended June 30, 2010, we issued convertible preferred stock and warrants for gross proceeds in the amount of $11,497,000. The proceeds have been allocated between convertible preferred stock and warrants based upon their fair values, whereby the fair value of the warrants have been determined using the Black-Scholes model. Such amount was recorded as a liability. The remaining amounts were allocated to the convertible preferred stock and were recorded as equity.

Research Program

We do not expect to generate significant revenues for approximately the next several years, during which time we will engage in significant research and development efforts. We expect to spend significant amounts on the research and development of our technology. We also expect our research and development costs to increase as we continue to develop and ultimately commercialize our technology. However, the successful development and commercialization of our technology is highly uncertain. We cannot reasonably estimate or know the nature, timing and expenses of the efforts necessary to complete the development of our technology, or the period in which material net cash inflows may commence from the commercialization of our technology, including the uncertainty of:

- the scope, rate of progress and expense of our research activities;
- the interim results of our research;
- the expense of additional research that may be required after review of the interim results;
- the terms and timing of any collaborative, licensing and other arrangements that we may establish;
- the expense and timing of regulatory approvals;
- the effect of competing technological and market developments; and
- the expense of filing, prosecuting, defending and enforcing any patent claims or other intellectual property rights.

Liquidity and Capital Resources

Overview

As of June 30, 2010, our cash balance totaled $8,026,296, and we had working capital of $6,001,970. As of June 30, 2010, we had a federal tax loss carryforward of approximately $41,466,000 and a state tax loss carry-forward of approximately $34,101,000 to offset future taxable income. We cannot assure you that we will be able to take advantage of any or all of such tax loss carryforwards, if at all, in future fiscal years.

Contractual Obligations

The following table lists our cash contractual obligations as of June 30, 2010:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Research and Development Agreements (1)	$ 911,401	$ 911,401	$ --	$ --	$ --
Facility, Rent and Operating Leases (2)	$ 73,568	$ 73,568	$ --	$ --	$ --
Employment, Consulting and Scientific Advisory Board Agreements (3)	$ 224,542	$ 217,042	$ 7,500	$ --	$ --
Total Contractual Cash Obligations	$ 1,209,511	$1,202,011	$ 7,500	$ --	$ --

(1) Certain of our research and development agreements disclosed herein provide that payment is to be made in Canadian dollars and, therefore, the contractual obligations are subject to fluctuations in the exchange rate.

(2) The lease for our office space in New Brunswick, New Jersey is subject to certain escalations for our proportionate share of increases in the building's operating costs.

(3) Certain of our consulting agreements provide for automatic renewal, which is not reflected in the table, unless terminated earlier by the parties to the respective agreements.

We expect our capital requirements to increase significantly over the next several years as we commence new research and development efforts, increase our business and administrative infrastructure and embark on developing in-house business capabilities and facilities. Our future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the levels and costs of our research and development initiatives and the cost and timing of the expansion of our business development and administrative staff.

Effective September 1, 2010, we extended our research and development agreement with the University of Waterloo for an additional three-month period through November 30, 2010, in the amount of CAD $164,200 or approximately USD $164,200, which is not included in the above table of contractual obligations. Research and development expenses under this agreement aggregated $672,693 for the year ended June 30, 2010, USD $653,104 for the year ended June 30, 2009, USD $730,960 for the year ended June 30, 2008 and USD $5,953,061 for the cumulative period from inception through June 30, 2010. Total research and development expenses aggregated $2,637,407 for the year ended June 30, 2010, $2,353,962 for the year ended June 30, 2009, $1,767,741 for the year ended June 30, 2008 and $14,948,964 for the cumulative period from inception through June 30, 2010.

Capital Resources

Since inception, we have generated revenues of $1,590,000 in connection with the initial fees and milestone payments received under our license and development agreements. We have not been profitable since inception, we will continue to incur additional operating losses in the future, and we will require additional financing to continue the development and subsequent commercialization of our technology. While we do not expect to generate significant revenues from the licensing of our technology for several years, we may enter into additional licensing or other agreements with marketing and distribution partners that may result in additional license fees, receive revenues from contract research, or other related revenue.

License Agreements

On July 17, 2007 we entered into a license agreement with Bayer CropScience AG for the development and commercialization of cotton. Under the terms of the license agreement, we received an upfront payment, will receive milestone payments upon the achievement of certain development milestones, and additionally, upon commercialization, a royalty on net sales.

On August 6, 2007 we entered into a license agreement with Monsanto for the development and commercialization of corn and soy. Under the terms of the license agreement, we received an upfront payment, will receive milestone payments upon the achievement of certain development milestones, and additionally, upon commercialization, a royalty on net sales.

On September 11, 2007 we entered into a license agreement with Bayer CropScience AG for the development and commercialization of rice. Under the terms of the agreement, we received an upfront payment, will receive milestone payments upon the achievement of certain development milestones, and additionally, upon commercialization, a royalty on net sales.

Financing

On April 1, 2010, we entered into securities purchase agreements with non-affiliated and affiliated investors for the issuance of 10% convertible preferred stock and warrants and received aggregate gross proceeds of $11,497,000.

On July 9, 2009, we entered into securities purchase agreements with Partlet Holdings Ltd., for the issuance of common stock and warrants and received gross proceeds of $1,000,000.

On July 29, 2009, we entered into securities purchase agreements with each of Robert Forbes, Timothy Forbes and certain insiders and affiliates for the issuance of common stock and warrants and received gross proceeds of $530,000.

On July 29, 2009, we entered into a securities purchase agreement with Cato Holding Company for the issuance of common stock and warrants in exchange for amounts owed by us to Cato Research Ltd. in the amount of $175,000.

We anticipate that, based upon our current cash balance, we will be able to fund our operations for at least the next twelve (12) months from June 30, 2010. Over the next twelve months from June 30, 2010, we plan to fund our research and development and commercialization activities by:

- utilizing our current cash balance and investments,
- achieving some of the milestones set forth in our current licensing agreements,
- through the execution of additional licensing agreements for our technology, and
- through the placement of equity or debt instruments.

We cannot assure you that we will be able to raise money through any of the foregoing transactions, or on favorable terms, if at all.

Results of Operations

Fiscal Years ended June 30, 2010, 2009 and 2008

Revenue

Total revenues consisted of initial fees and milestone payments on our agricultural development and license agreements. During the fiscal year ended June 30, 2010, we earned revenue in the amount of $140,000, which consisted of milestone payments in connection with certain agricultural license agreements. During the fiscal year ended June 30, 2009, we earned revenue in the amount of $275,000, which consisted of milestone payments received in connection with certain agricultural license agreements. During the year ended June 30, 2008, we earned revenue in the amount of $456,667, which consisted of the initial payments and the amortized portion of previous milestone payments in connection with certain agricultural license agreements.

We anticipate that we will continue to receive milestone payments in connection with our current agricultural development and license agreements while we continue to pursue our goal of attracting other companies to license our technologies in various other crops. Additionally, we anticipate that we will receive royalty payments from our license agreements when our partners commercialize their crops containing our technology. However, it is difficult for us to determine our future revenue expectations because we are a development stage biotechnology company. As such, the timing and outcome of our experiments, the timing of signing new partners and the timing of our partners moving through the development process into commercialization is difficult to accurately predict.

Operating expenses

	Year Ended June 30,							
	2010	2009	Change	%	2009	2008	Change	%
	(In thousands, except % values)							
General and administrative	$ 2,349	$ 2,206	$ 143	6 %	$ 2,206	$ 2,291	$ (85)	(4) %
Research and development	2,637	2,354	283	12 %	2,354	1,765	589	33 %
Total operating expenses	$ 4,986	$ 4,560	$ 426	9 %	$ 4,560	$ 4,056	$ 504	12 %

We expect operating expenses to increase over the next twelve months as we anticipate that research and development expenses and other general and administrative expenses will increase as we continue to expand our research and development activities.

General and administrative expenses

General and administrative expenses consist of the following:

	Year ended June 30,		
	2010	2009	2008
		(In thousands)	
Stock-based compensation	$ 433	$ 445	$ 749
Payroll and benefits	656	690	669
Investor relations	251	245	305
Professional fees	510	416	261
Depreciation and amortization	127	112	97
Other general and administrative expenses	372	298	210
Total general and administrative expenses	$ 2.349	$ 2,206	$ 2,291

- Stock-based compensation in Fiscal 2010 and 2009 consisted of the amortized portion of the Black-Sholes value of options, restricted stock units and warrants granted to directors, employees and consultants. During Fiscal 2010 and 2009, the following options, warrants and restricted stock units were granted to such individuals:

	Fiscal 2010	Fiscal 2009
Options	2,951,760	834,812
Warrants	-	500
Restricted Stock Units	-	136,000

  Stock-based compensation in Fiscal 2010 was lower than in Fiscal 2009 primarily due to a lower Black-Sholes value of the options granted due to a lower average stock price during Fiscal 2010.

  Stock-based compensation in Fiscal 2009 was lower than in Fiscal 2008 primarily due to the extension and repricing of warrants in connection with a financial advisory agreement in Fiscal 2008. The Black-Sholes value of the extension and repricing of warrants amounted to $385 in Fiscal 2008.

- Payroll and benefits in Fiscal 2010 was lower than in Fiscal 2009 primarily due to the resignation of the former President and CEO and the VP-Corporate Development during Fiscal 2010.

  Payroll and benefits in Fiscal 2009 was higher than in Fiscal 2008 primarily as a result of salary and health insurance rate increases.

- Investor relations expense in Fiscal 2010 was higher than in Fiscal 2009 primarily as a result of an increase in investor relations consulting costs.

  Investor relations expense in Fiscal 2009 was lower than in Fiscal 2008 primarily as a result of a decrease in the cost of the annual report and investor relations consulting costs.

- Professional fees in Fiscal 2010 was higher than in Fiscal 2009 primarily as a result of an increase in legal fees. Legal fees increased primarily due to the resignation of our former President and CEO and the VP-Corporate Development, the redemption of our convertible notes, the Stanford bankruptcy and other regulatory issues.
- Professional fees in Fiscal 2009 was higher than in Fiscal 2008 primarily as a result of an increase in accounting and legal fees. Legal fees increased primarily due to our multiple myeloma project and employee compensation review. Accounting and legal fees also increased primarily due to the review and filing of our annual report.
- Depreciation and amortization in Fiscal 2010 was higher than in Fiscal 2009 primarily as a result of an increase in amortization of patent costs.
- Depreciation and amortization in Fiscal 2009 was higher than in Fiscal 2008 primarily as a result of an increase in amortization of patent costs.

We expect general and administrative expenses to modestly increase over the next twelve months primarily due to an increase in payroll and benefits and insurance costs related to our multiple myeloma project.

Research and development expenses

	Year Ended June 30, (In thousands, except % values)							
	2010	2009	Change	%	2009	2008	Change	%
Stock-based compensation	$ 7	$ 62	$ (55)	(89)%	$ 62	$ 148	$ (86)	(58)%
Other research and development	2,630	2,292	338	15%	2,292	1,617	675	38%
Total research and development	$2,637	$2,354	$ 283	12%	$ 2,354	$ 1,765	$ 589	33%

- Stock-based compensation in Fiscal 2010 was lower than in Fiscal 2009 primarily because the Black-Sholes calculated fair value of the options and warrants granted during Fiscal 2010 were lower than in Fiscal 2009 because the number of options vested were lower in Fiscal 2010.
- Stock-based compensation in Fiscal 2009 was lower than in Fiscal 2008 primarily because the Black-Sholes calculated fair value of the options and warrants granted during Fiscal 2009 were lower than in Fiscal 2008 because the number of options granted were lower in Fiscal 2009.
- Other research and development costs in Fiscal 2010 was higher than in Fiscal 2009 primarily as a result of the expansion of our human health programs, specifically our multiple myeloma project and an increase in the cost of our research agreement with the University of Waterloo due to the weakening of the U.S. dollar against the Canadian dollar.
- Other research and development in Fiscal 2009 was higher than in Fiscal 2008 primarily as a result of the expansion of our human health programs, specifically our multiple myeloma project, which was partially offset by a decrease in the cost of our research agreement with the University of Waterloo due to the strengthening of the U.S. dollar against the Canadian dollar.

The breakdown of our research and development expenses between our agricultural and human health research programs are as follows:

	Year ended June 30,					
	2010	%	2009	%	2008	%
	(In thousands, except % values)					
Agricultural research programs	$ 553	21%	$ 617	26%	$ 771	44%
Human health research programs	2,084	79%	1,737	74%	994	56%
Total research and development expenses	$ 2,637	100%	$ 2,354	100%	$ 1,765	100%

- Agricultural research expenses in Fiscal 2010 was lower than in Fiscal 2009 primarily as a result of a decrease in the allocation of payroll from agriculture to human health.
- Agricultural research expenses in Fiscal 2009 was higher than in Fiscal 2008 primarily as a result of a decrease in the allocation of resources from agriculture to human health at the University of Waterloo and the strengthening of the U.S. dollar against the Canadian dollar.
- Human health research expenses in Fiscal 2010 was higher than in Fiscal 2009 primarily as a result of the progress of the ongoing multiple myeloma project.
- Human health research expenses in Fiscal 2009 was higher than in Fiscal 2008 primarily as a result of the ongoing multiple myeloma project.

We expect the percentage of human health research programs to increase as a percentage of the total research and development expenses as we continue to expand our human health initiatives.

Amortization of debt discount and financing costs

During Fiscal 2008, we issued $10,000,000 of convertible notes and warrants. The discount on the convertible notes was being amortized, using the effective yield method over the term of the convertible notes. The related costs of issuance were recorded as deferred financing costs and were being amortized on a straight line basis over the term of the convertible notes. As of June 30, 2010, all of the notes had been converted or redeemed and the unamortized portion of the convertible notes and deferred financing costs were fully amortized. As of June 30, 2009, there were $9,455,000 of the convertible notes outstanding.

Interest expense – convertible notes

Interest expense – convertible notes represents the fair value of the common stock issued in lieu of paying cash for the 8% coupon rate of interest related to the convertible notes issued during Fiscal 2008.

Interest (expense) income

	Year Ended June 30,							
	2010	2009	Change	%	2009	2008	Change	%
	(In thousands, except % values)							
Interest expense	$(35)	-	$ (35)	-	-	-	-	-
Interest income	11	$ 43	(32)	(57)%	$ 43	$100	$(57)	(57)%
Interest (expense) income, net	$(24)	$ 43	$ (67)	(156)%	$43	$100	$(57)	(57)%

Interest expense in Fiscal 2010 was higher than in Fiscal 2009 due to the interest incurred on the $3,000,000 line of credit, of which approximately $2,200,000 was utilized during Fiscal 2010.

Interest income in Fiscal 2010 was lower than in Fiscal 2009 and Fiscal 2009 was lower than Fiscal 2008 due to a lower average cash and investments balance during the year and lower interest rates.

From Inception on July 1, 1998 through June 30, 2010

From inception of operations on July 1, 1998 through June 30, 2010, we earned revenues in the amount of $1,590,000, which consisted of the initial license fees and milestone payments in connection with our various development and license agreements. We do not expect to generate significant revenues for several years, during which time we will engage in significant research and development efforts.

We have incurred losses each year since inception and have an accumulated deficit of $50,841,159 at June 30, 2010. We expect to continue to incur losses as a result of expenditures on research, product development and administrative activities.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Foreign Currency Risk

Our financial statements are denominated in United States dollars and, except for our agreement with the University of Waterloo, which is denominated in Canadian dollars, all of our contracts are denominated in United States dollars. Therefore, we believe that fluctuations in foreign currency exchange rates will not result in any material adverse effect on our financial condition or results of operations. In the event we derive a greater portion of our revenues from international operations or in the event a greater portion of our expenses are incurred internationally and denominated in a foreign currency, then changes in foreign currency exchange rates could effect our results of operations and financial condition.

Interest Rate Risk

We invest in high-quality financial instruments, primarily money market funds, with an effective duration of the portfolio of less than one year which we believe are subject to limited credit risk. We currently do not hedge our interest rate exposure. Due to the short-term nature of our investments, which we plan to hold until maturity, we do not believe that we have any material exposure to interest rate risk arising from our investments.

Item 8. Financial Statements and Supplementary Data.

The financial statements required to be filed pursuant to this Item 8 are included in this Annual Report on Form 10-K. A list of the financial statements filed herewith is found at "Item 15. Exhibits, Financial Statement Schedules."

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management's Annual Report on Internal Control Over Financial Reporting

Our company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our company's principle executive and principal financial officers and effected by our company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S. and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorization of management and directors of our company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our company's internal control over financial reporting as of June 30, 2010. In making this assessment, management used the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on this assessment, management has concluded that, as of June 30, 2010 our company's internal control over financial reporting is effective.

Management's report was not subject to attestation by the company's registered public accounting firm pursuant to applicable law that permit the Company to provide only management's report in this annual report.

Changes in Internal Controls Over Financial Reporting

No change in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information relating to our directors, nominees for election as directors and executive officers under the headings "Election of Directors" and "Executive Officers" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 11. Executive Compensation.

The discussion under the heading "Executive Compensation" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The discussion under the heading "Security Ownership of Certain Beneficial Owners and Management" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The discussion under the heading "Certain Relationships and Related Transactions" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

Item 14. Principal Accounting Fees and Services.

The discussion under the heading "Principal Accountant Fees and Services" in our definitive proxy statement for the 2010 Annual Meeting of Stockholders is incorporated herein by reference to such proxy statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (1) Financial Statements.

Reference is made to the Index to Financial Statements on Page F-1.

(a) (2) Financial Statement Schedules.

None.

(a) (3) Exhibits.

Reference is made to the Exhibit Index on Page 53.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 28th day of September 2010.

SENESCO TECHNOLOGIES, INC.

By: /s/ Leslie J. Browne
Leslie J. Browne, President and
Chief Executive Officer
(principal executive officer)

By: /s/ Joel Brooks
Joel Brooks, Chief Financial Officer
(principal financial and accounting
officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Harlan W. Waksal, M.D Harlan W. Waksal, M.D.	Chairman and Director	September 28, 2010
/s/ Leslie J. Browne Leslie J. Browne	President and Chief Executive Officer (principal executive officer)	September 28, 2010
/s/ Joel Brooks Joel Brooks	Chief Financial Officer and Treasurer (principal financial and accounting officer)	September 28, 2010
/s/ John E. Thompson John E. Thompson	Executive Vice President, Chief Scientific Officer and Director	September 28, 2010
/s/ John Braca John Braca	Director	September 28, 2010
/s/ Christopher Forbes Christopher Forbes	Director	September 28, 2010
/s/ Warren J. Isabelle Warren J. Isabelle	Director	September 28, 2010
/s/ Thomas C. Quick Thomas C. Quick	Director	September 28, 2010
/s/ David Rector David Rector	Director	September 28, 2010
/s/ Rudolf Stalder Rudolf Stalder	Director	September 28, 2010
/s/ Jack Van Hulst Jack Van Hulst	Director	September 28, 2010

SENESCO TECHNOLOGIES, INC.

AND SUBSIDIARY

(a development stage company)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2010

[This page intentionally left blank.]

SENESCO TECHNOLOGIES, INC AND SUBSIDIARY
(a development stage company)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Senesco Technologies, Inc.

We have audited the accompanying consolidated balance sheet of Senesco Technologies, Inc. and Subsidiary (a development stage company) as of June 30, 2010 and June 30, 2009, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2010 and cumulative amounts from July 1, 1998 (inception) to June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senesco Technologies, Inc. and Subsidiary as of June 30, 2010 and June 30, 2009, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010 and cumulative amounts from July 1, 1998 (inception) to June 30, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 10 to the financial statements, Senesco Technologies, Inc. has changed its method of accounting for derivative instruments as of July 1, 2009 due to the adoption of Financial Accounting Standards Board Accounting Codification Topic 815-40, "Evaluating Whether an Instrument Involving a Contingency is Considered Indexed to an Entity's Own Stock".

We were not engaged to examine management's assertion about the effectiveness of Senesco Technologies, Inc.'s internal control over financial reporting as of June 30, 2010, included in the accompanying Item 9A. Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ McGladrey & Pullen, LLP
New York, New York

September 28, 2010

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED BALANCE SHEETS

	June 30, 2010	June 30, 2009
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 8,026,296	$ 380,569
Short-term investments	-	1,050,000
Prepaid research supplies and expenses	1,304,795	1,161,348
Total Current Assets	9,331,091	2,591,917
Equipment, furniture and fixtures, net	4,554	5,986
Deferred financing costs, net of accumulated amortization of $592,308 as of June 30, 2009	-	632,324
Intangibles, net	4,568,895	3,884,999
Deferred income tax assets, net	-	-
Security deposit	7,187	7,187
TOTAL ASSETS	$ 13,911,727	$ 7,122,413
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 557,420	$ 976,680
Accrued expenses	576,857	355,937
Line of credit	2,194,844	-
Total Current Liabilities	3,329,121	1,332,617
Warrant liabilities ($490,438 to related parties)	2,493,794	-
Convertible notes, net of discount of $9,448,783 as of June 30, 2009	-	6,217
Grant payable	99,728	99,728
Deferred rent	8,060	16,017
TOTAL LIABILITIES	5,930,703	1,454,579
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value, authorized 5,000,000 shares		
Series A 10,297 shares issued and 8,035 shares outstanding (liquidation preference of $8,235,875 at June 30, 2010)	80	-
Series B 1,200 shares issued and outstanding (liquidation preference of $1,210,000 at June 30, 2010)	12	-
Common stock, $0.01 par value, authorized 250,000,000 shares, issued and outstanding 50,092,204 and 19,812,043, respectively	500,922	198,120
Capital in excess of par	58,321,169	41,419,613
Deficit accumulated during the development stage	(50,841,159)	(35,949,899)
Total Stockholders' Equity	7,981,024	5,667,834
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 13,911,727	$ 7,122,413

See notes to consolidated financial statements

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008	Cumulative Amounts from Inception
Revenue	$ 140,000	$ 275,000	$ 456,667	$ 1,590,000
Operating expenses:				
General and administrative	2,349,116	2,205,739	2,291,263	26,280,311
Research and development	2,637,407	2,353,962	1,764,426	14,948,964
Total operating expenses	4,986,523	4,559,701	4,055,689	41,229,275
Loss from operations	(4,846,523)	(4,284,701)	(3,599,022)	(39,639,275)
Other non-operating income (expense)				
Fair value – warrant liability	2,516,661	-	-	7,248,428
Sale of state income tax loss – net	-	-	-	586,442
Other noncash income	-	-	-	321,259
Loss on extinguishment of debt	(361,877)	-	-	(361,877)
Amortization of debt discount and financing costs	(10,081,107)	(478,000)	(668,763)	(11,227,870)
Interest expense – convertible notes	(586,532)	(1,007,244)	(434,154)	(2,027,930)
Interest (expense) income - net	(24,135)	43,076	100,449	499,178
Net loss	(13,383,513)	(5,726,869)	(4,601,490)	(44,601,645)
Preferred dividends including beneficial conversion feature of $5,330,039	(6,239,514)	-	-	(6,239,514)
Loss applicable to common shares	$ (19,623,027)	$ (5,726,869)	$ (4,601,490)	$ (50,841,159)
Basic and diluted net loss per common share	$ (0.67)	$ (0.30)	$ (0.26)	
Basic and diluted weighted-average number of common shares outstanding	29,112,976	18,888,142	17,660,466	

See notes to consolidated financial statements

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 1, 1998 (date of inception) to June 30, 2010

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
	Shares	Amount	Shares	Amount			
Common stock outstanding	-	$ -	2,000,462	$ 20,005	$ (20,005)	$ -	$ -
Contribution of capital	-	-	-	-	85,179	-	85,179
Issuance of common stock in reverse merger on January 22, 1999 at $0.01 per share	-	-	3,400,000	34,000	(34,000)	-	-
Issuance of common stock for cash on May 21, 1999 at $2.63437 per share	-	-	759,194	7,592	1,988,390	-	1,995,982
Issuance of common stock for placement fees on May 21, 1999 at $0.01 per share	-	-	53,144	531	(531)	-	-
Net loss	-	-	-	-	-	(1,168,995)	(1,168,995)
Balance at June 30, 1999	-	-	6,212,800	62,128	2,019,033	(1,168,995)	912,166
Issuance of common stock for cash on January 26, 2000 at $2.867647 per share	-	-	17,436	174	49,826	-	50,000
Issuance of common stock for cash on January 31, 2000 at $2.87875 per share	-	-	34,737	347	99,653	-	100,000
Issuance of common stock for cash on February 4, 2000 at $2.924582 per share	-	-	85,191	852	249,148	-	250,000
Issuance of common stock for cash on March 15, 2000 at $2.527875 per share	-	-	51,428	514	129,486	-	130,000
Issuance of common stock for cash on June 22, 2000 at $1.50 per share	-	-	1,471,700	14,718	2,192,833	-	2,207,551
Commissions, legal and bank fees associated with issuances for the year ended June 30, 2000	-	-	-	-	(260,595)	-	(260,595)
Fair market value of options and warrants vested during the year ended June 30, 2000	-	-	-	-	1,475,927	-	1,475,927
Net loss	-	-	-	-	-	(3,346,491)	(3,346,491)
Balance at June 30, 2000	-	-	7,873,292	78,733	5,955,311	(4,515,486)	1,518,558
Fair market value of options and warrants vested during the year ended June 30, 2001	-	-	-	-	308,619	-	308,619
Net loss	-	-	-	-	-	(2,033,890)	(2,033,890)
Balance at June 30, 2001	-	-	7,873,292	78,733	6,263,930	(6,549,376)	(206,713)

continued

See notes to consolidated financial statements

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 1, 1998 (date of inception) to June 30, 2010

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
Issuance of common stock and warrants for cash from November 30, 2001 through April 17, 2002 at $1.75 per unit	-	$ -	3,701,430	$ 37,014	$ 6,440,486	$ -	$ 6,477,500
Issuance of common stock and warrants associated with bridge loan conversion on December 3, 2001	-	-	305,323	3,053	531,263	-	534,316
Commissions, legal and bank fees associated with issuances during the year ended June 30, 2002	-	-	-	-	(846,444)	-	(846,444)
Fair market value of options and warrants vested during the year ended June 30, 2002	-	-	-	-	1,848,726	-	1,848,726
Net loss	-	-	-	-	-	(3,021,709)	(3,021,709)
Balance at June 30, 2002	-	-	11,880,045	118,800	14,237,961	(9,571,085)	4,785,676
Fair market value of options and warrants vested during the year ended June 30, 2003	-	-	-	-	848,842	-	848,842
Net loss	-	-	-	-	-	(2,778,004)	(2,778,004)
Balance at June 30, 2003	-	-	11,880,045	118,800	15,086,803	(12,349,089)	2,856,514
Issuance of common stock and warrants for cash from January 15, 2004 through February 12, 2004 at $2.37 per unit	-	-	1,536,922	15,369	3,627,131	-	3,642,500
Allocation of proceeds to warrants	-	-	-	-	(2,099,090)	-	(2,099,090)
Reclassification of warrants	-	-	-	-	1,913,463	-	1,913,463
Commissions, legal and bank fees associated with issuances for the year ended June 30, 2004	-	-	-	-	(378,624)	-	(378,624)
Fair market value of options and warrants vested during the year ended June 30, 2004	-	-	-	-	1,826,514	-	1,826,514
Options and warrants exercised during the year ended June 30, 2004 at exercise prices ranging from $1.00 to $3.25	-	-	370,283	3,704	692,945	-	696,649
Net loss	-	-	-	-	-	(3,726,951)	(3,726,951)
Balance at June 30, 2004	-	-	13,787,250	137,873	20,669,142	(16,076,040)	4,730,975

continued

See notes to consolidated financial statements

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 1, 1998 (date of inception) to June 30, 2010

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
Issuance of common stock and warrants for cash on May 9, 2005 at $2.11 per unit	-	$ -	1,595,651	$ 15,957	$ 3,350,872	$ -	$ 3,366,829
Allocation of proceeds to warrants	-	-	-	-	(1,715,347)	-	(1,715,347)
Reclassification of warrants	-	-	-	-	1,579,715	-	1,579,715
Commissions, legal and bank fees associated with the issuance on May 9, 2005	-	-	-	-	(428,863)	-	(428,863)
Options and warrants exercised during the year ended June 30, 2005 at exercise prices ranging from $1.50 to $3.25	-	-	84,487	844	60,281	-	61,125
Fair market value of options and warrants vested during the year ended June 30, 2005	-	-	-	-	974,235	-	974,235
Net loss	-	-	-	-	-	(2,978,918)	(2,978,918)
Balance at June 30, 2005	-	-	15,467,388	154,674	24,490,035	(19,054,958)	5,589,751
Warrants exercised during the year ended June 30, 2006 at an exercise price of $0.01	-	-	10,000	100	-	-	100
Fair market value of options and warrants vested during the year ended June 30, 2006	-	-	-	-	677,000	-	677,000
Net loss	-	-	-	-	-	(3,314,885)	(3,314,885)
Balance at June 30, 2006	-	-	15,477,388	154,774	25,167,035	(22,369,843)	2,951,966
Issuance of common stock and warrants for cash on October 10, 2006 at $1.135 per unit	-	-	1,986,306	19,863	2,229,628	-	2,249,491
Commissions, legal and bank fees associated with the issuance on October 10, 2006	-	-	-	-	(230,483)	-	(230,483)
Warrants exercised during the year ended June 30, 2007 at an exercise price of $0.01	-	-	10,000	100	-	-	100
Fair market value of options and warrants vested during the year ended June 30, 2007	-	-	-	-	970,162	-	970,162
Net loss	-	-	-	-	-	(3,251,697)	(3,251,697)
Balance at June 30, 2007	-	-	17,473,694	174,737	28,136,342	(25,621,540)	2,689,539

continued

See notes to consolidated financial statements

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 1, 1998 (date of inception) to June 30, 2010

	Preferred Stock		Common Stock		Capital in Excess of Par Value	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
	Shares	Amount	Shares	Amount			
Fair market value of options and warrants vested during the year ended June 30, 2008	-	$ -	-	$ -	$ 1,536,968	$ -	$ 1,536,968
Allocation of proceeds, net of fees paid to holder, from the issuance of convertible notes and warrants on September 21, 2007, October 16, 2007, December 20, 2007, and June 30, 2008	-	-	-	-	9,340,000	-	9,340,000
Convertible notes converted into common stock during the year ended June 30, 2008	-	-	555,556	5,556	430,952	-	436,508
Issuance of common stock in lieu of cash payment for interest during the year ended June 30, 2008	-	-	345,867	3,458	430,696	-	434,154
Net loss	-	-	-	-	-	(4,601,490)	(4,601,490)
Balance at June 30, 2008	-	-	18,375,117	183,751	39,874,958	(30,223,030)	9,835,679
Fair market value of options and warrants vested during the year ended June 30, 2009	-	-	-	-	506,847	-	506,847
Warrants exercised during the year ended June 30, 2009 at an exercise price of $0.01	-	-	2,395	24	(24)	-	-
Issuance of common stock in lieu of cash payment for interest during the year ended June 30, 2009	-	-	1,271,831	12,718	994,526	-	1,007,244
Convertible notes converted into common stock during the year ended June 30, 2009	-	-	50,000	500	44,433	-	44,933
Issuance of common stock in connection with Short-Term Incentive Plan during the year ended June 30, 2009	-	-	112,700	1,127	(1,127)	-	-
Net loss	-	-	-	-	-	(5,726,869)	(5,726,869)
Balance at June 30, 2009	-	-	19,812,043	198,120	41,419,613	(35,949,899)	5,667,834

See notes to consolidated financial statements

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Period from July 1, 1998 (date of inception) to June 30, 2010

	Preferred Stock Shares	Amount	Common Stock Shares	Amount	Capital in Excess of Par Value	Deficit Accumulated During the Development Stage	Stockholders' Equity (Deficiency)
Cumulative effect of change in accounting principle- implementation of FASB ASC Topic 815-40	-	$ -	-	$ -	$ (7,931,875)	$ 4,731,767	$ (3,200,108)
Issuance of common stock and warrants for cash on July 9, 2009 and September 30, 2009 at $0.90 per unit	-	-	1,700,000	17,000	1,513,000	-	1,530,000
Issuance of common stock and warrants for satisfaction of accounts payable on September 30, 2009	-	-	194,444	1,944	259,588	-	261,532
Legal and regulatory fees associated with the issuances on July 9, 2009 and September 30, 2009	-	-	-	-	(180,862)	-	(180,862)
Issuance of preferred stock and warrants for cash on April 1, 2010 and June 2, 2010	11,497	115	-	-	11,496,885	-	11,497,000
Deemed dividend- Preferred Stock	-	-	-	-	5,330,039	(5,330,039)	-
Legal and regulatory fees associated with the issuances of preferred stock and warrants on April 1, 2010 and June 2, 2010	-	-	-	-	(793,498)	-	(793,498)
Fair value of warrants issued on April 1, 2010 and June 2, 2010	-	-	-	-	(1,759,008)	-	(1,759,008)
Preferred stock converted into common stock during the year ended June 30, 2010	(2,262)	(23)	7,068,750	70,688	(70,665)	-	-
Warrants exercised during the year ended June 30, 2010 at an exercise price of $0.01	-	-	1,005,000	10,050	-	-	10,050
Issuance of common stock in lieu of cash payment for interest during the year ended June 30, 2010	-	-	1,353,132	13,531	539,142	-	552,673
Issuance of common stock in lieu of cash payment for dividends during the year ended June 30, 2010	-	-	3,029,465	30,295	648,305	(678,600)	-
Convertible notes converted into common stock during the year ended June 30, 2010	-	-	15,659,186	156,592	7,462,768	-	7,619,360
Issuance of common stock in connection with Short-Term Incentive Plan during the year ended June 30, 2010	-	-	116,000	1,160	(1,160)	-	-
Issuance of common stock for services during the year ended June 30, 2010	-	-	154,184	1,542	52,258	-	53,800
Fair market value of options and warrants vested during the year ended June 30, 2010	-	-	-	-	386,639	-	386,639
Repurchase of warrants during the year ended June 30, 2010	-	-	-	-	(50,000)	-	(50,000)
Dividends accrued at June 30, 2010	-	-	-	-	-	(230,875)	(230,875)
Net loss	-	-	-	-	-	(13,383,513)	(13,383,513)
Balance at June 30, 2010	9,235	$ 92	50,092,204	$ 500,922	$ 58,321,169	$ (50,841,159)	$ 7,981,024

See notes to consolidated financial statements

SENESCO TECHNOLOGIES, INC. AND SUBSIDIARY
(A DEVELOPMENT STAGE COMPANY)
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended June 30, 2010	2009	2008	Cumulative Amounts from Inception
Cash flows from operating activities:				
Net loss	$ (13,383,513)	$ (5,726,869)	$ (4,601,490)	$ (44,601,645)
Adjustments to reconcile net loss to net cash used in operating activities:				
Noncash capital contribution	-	-	-	85,179
Noncash conversion of accrued expenses into equity	-	-	-	131,250
Noncash income related to change in fair value of warrant liability	(2,516,661)			(7,569,687)
Issuance of common stock and warrants for interest	552,673	1,007,244	434,154	2,003,386
Issuance of common stock for services	53,800	-	-	53,800
Stock-based compensation expense	386,639	506,847	897,321	10,589,583
Depreciation and amortization	126,567	111,753	96,847	699,008
Amortization of convertible note discount	9,448,783	51,160	500,057	10,000,000
Amortization of deferred financing costs	632,324	426,839	168,706	1,227,869
Loss on extinguishment of debt	361,877	-	-	361,877
(Increase) decrease in operating assets:				
Prepaid expenses and other current assets	(143,447)	(980,792)	(76,030)	(1,304,795)
Security deposit	-	-	-	(7,187)
Increase (decrease) in operating liabilities:				
Accounts payable	(419,260)	606,513	260,909	557,420
Accrued expenses	165,046	41,670	(63,092)	520,983
Deferred revenue	-	-	(16,667)	-
Other liability	(7,957)	(7,045)	(6,134)	8,060
Net cash used in operating activities	(4,743,129)	(3,962,680)	(2,405,419)	(27,244,899)
Cash flows from investing activities:				
Patent costs	(807,915)	(779,563)	(761,093)	(5,094,278)
Redemption (purchase) of investments, net	1,050,000	(550,000)	(250,000)	-
Purchase of equipment, furniture and fixtures	(1,116)	(4,173)	(2,783)	(178,179)
Net cash provided by (used in) investing activities	240,969	(1,333,736)	(1,013,876)	(5,272,457)
Cash flows from financing activities:				
Proceeds from grant	-	-	-	99,728
Proceeds from draw-down on line of credit	2,194,844	-	-	2,194,844
Proceeds from issuance of bridge notes	-	-	-	525,000
Proceeds from issuance of preferred stock and warrants, net	10,754,841	-	-	10,754,841
Redemption of convertible notes and warrants	(2,160,986)	-	-	(2,160,986)
Proceeds from issuance of convertible notes	-	-	9,340,000	9,340,000
Deferred financing costs	-	-	(651,781)	(651,781)
Proceeds from issuance of common stock and warrants, net and exercise of warrants and options	1,359,188	-	-	20,442,006
Net cash provided by financing activities	12,147,887	-	8,688,219	40,543,652
Net (decrease) increase in cash and cash equivalents	7,645,727	(5,296,416)	5,268,924	8,026,296
Cash and cash equivalents at beginning of period	380,569	5,676,985	408,061	-
Cash and cash equivalents at end of period	$ 8,026,296	$ 380,569	$ 5,676,985	$ 8,026,296

See notes to consolidated financial statements

1. Principle Business Activity:

The Company

The Company is a development stage biotechnology company whose mission is to develop novel approaches to treat programmed cell death diseases in humans (apoptosis), and to enhance the quality and productivity of fruits, flowers, vegetables and agronomic crops through the control of cell death in plants (senescence).

SI, a New Jersey corporation, was incorporated on November 24, 1998 and is the successor entity to Senesco, L.L.C., a New Jersey limited liability company that was formed on June 25, 1998 but commenced operations on July 1, 1998.

Liquidity

As shown in the accompanying consolidated financial statements, the Company has a history of losses with a deficit accumulated during the development stage from July 1, 1998 (inception) through June 30, 2010 of $50,841,159. Additionally, the Company has generated minimal revenues by licensing its technology for certain crops to companies willing to share in its development costs. In addition, the Company's technology may not be ready for commercialization for several years. The Company expects to continue to incur losses for the next several years because it anticipates that its expenditures on research and development, and administrative activities will significantly exceed its revenues during that period. The Company cannot predict when, if ever, it will become profitable.

As of June 30, 2010, the Company had cash and cash equivalents in the amount of $8,026,296, which consisted of checking accounts and money market funds. The Company estimates that such amount will cover its expenses for at least the next twelve months from June 30, 2010.

The Company will need additional capital and plans to raise additional capital through the placement of debt instruments or equity or both. However, the Company may not be able to obtain adequate funds for its operations when needed or on acceptable terms. If the Company is unable to raise additional funds, it will need to do one or more of the following:

- delay, scale-back or eliminate some or all of its research and product development programs;
- license third parties to develop and commercialize products or technologies that it would otherwise seek to develop and commercialize itself;
- seek strategic alliances or business combinations;
- attempt to sell the Company;
- cease operations; or
- declare bankruptcy.

Risks and Uncertainties

The Company operates in an industry that is subject to intense competition, government regulation and rapid technological change. The Company's operations are subject to significant risk and uncertainties including financial, operational, technological, regulatory and other risks, including the potential risk of business failure.

2. Summary of Significant Accounting Policies:

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Senesco Technologies, Inc. ("ST") and its wholly owned subsidiary, Senesco, Inc. ("SI") (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Management Estimates and Judgments

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The critical accounting policies that require management's most significant estimate and judgment are the assessment of the recoverability of intangible assets, the variables and method used to calculate stock-based compensation and warrant liabilities, and the valuation allowance on deferred tax assets. Actual results experienced by the Company may differ from management's estimates.

Pursuant to Statement of Financial Accounting Standard No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,* issued by the Financial Accounting Standards Board (FASB) in June 2009 and effective for the Company beginning July 1, 2009, the Financial Accounting Standards Board Accounting Standards Codification (referred to as the Codification or the ASC) officially became the single source of authoritative nongovernmental generally accepted accounting principles (GAAP), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force (EITF), and related accounting literature. Only one level of authoritative GAAP now exists and all other accounting literature is considered non-authoritative. The Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included in the Codification is relevant SEC guidance organized using the same topical structure in separate sections within the Codification. This has an impact on the disclosures in the Company's financial statements since all references to authoritative accounting literature will be through the Codification.

Cash and Cash Equivalents and Short-Term Investments

The Company considers all highly liquid instruments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of deposits that are readily convertible into cash.

Short-term investments consisted primarily of U.S. Treasury Notes. For financial reporting purposes, short-term investments were classified as held-to-maturity and were stated at amortized cost. As of June 30, 2009, all short-term investments mature within one year of the balance sheet date. Realized gains and losses are determined based on the specific-identification method. The investments are reviewed on a periodic basis for other-than-temporary impairments. (See note 3 and 4).

Fair Value Measurements

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The guidance applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. ASC 820 defines fair value based upon an exit price model.

The Company categorizes our financial instruments into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets recorded at fair value on our consolidated balance sheets are categorized as follows:

- Level 1: Observable inputs such as quoted prices in active markets;
- Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Short-term investments reported at fair value on our consolidated balance sheet are based on quoted prices in active markets for identical or comparable assets (Level 1). (See note 4).

The fair value of the warrant liabilities is based on the Black-Scholes Merton option pricing model ("Black-Scholes model") (Level 2). (See note 4).

The carrying value of prepaid expenses and other current assets, accounts payable, accrued expenses, and line of credit reported in the consolidated balance sheets equal or approximate fair value due to their short maturities. The fair value of the convertible notes approximated the amortized portion of the principal amount as such instruments were at market rates available to the Company.

Concentrations of Credit Risk

The Company maintains its cash primarily in investment accounts within one large financial institution. The Federal Deposit Insurance Corporation insures these balances up to $250,000 per bank. The Company has not experienced any losses on its bank deposits and believes these deposits do not expose the Company to any significant credit risk.

Prepaid Research Services and Supplies

Prepaid research services and supplies are carried at cost and are included in prepaid expenses and other current assets on the accompanying consolidated balance sheet. When such services are performed and supplies are used, the carrying value of the supplies are expensed in the period that they are performed or used for the development of proprietary applications and processes.

Deferred Financing Costs

Deferred financing costs represented the costs related to the placement of convertible notes during the year ended June 30, 2008. Such costs were being amortized ratably over the term of the convertible notes. During the year ended June 30, 2010, all of the convertible notes were either redeemed or converted into common stock. Accordingly, the remaining unamortized deferred financing costs were fully amortized during the year ended June 30, 2010. (See note 9)

Equipment, Furniture and fixtures

Equipment, furniture and fixtures are recorded at cost. Depreciation is calculated on a straight-line basis over the estimated useful life of each asset, generally four to seven years. Expenditures for major renewals and improvements are capitalized, and expenditures for maintenance and repairs are charged to operations as incurred. (See note 5)

Intangibles

The Company conducts research and development activities, the cost of which is expensed as incurred, in order to generate patents that can be licensed to third parties in exchange for license fees and royalties. Because the patents are the basis of the Company's future revenue, the patent costs are capitalized. The capitalized patent costs represent the outside legal fees incurred by the Company to submit and undertake all necessary efforts to have such patent applications issued as patents.

The length of time that it takes for an initial patent application to be approved is generally between four to six years. However, due to the unique nature of each patent application, the actual length of time may vary. If a patent application is denied, the associated cost of that application would be written off. However, the Company has not had any patent applications denied as of June 30, 2010. Additionally, should a patent application become impaired during the application process, the Company would write down or write off the associated cost of that patent application.

Issued patents and agricultural patent applications pending are being amortized over a period of 17 years, the expected economic life of the patent. (See note 6).

Impairment of Long-lived Assets

The Company assesses the impairment in value of intangible assets whenever events or circumstances indicate that their carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include the following:

- significant negative industry trends;
- significant underutilization of the assets;
- significant changes in how the Company uses the assets or its plans for their use; and
- changes in technology and the appearance of competing technology.

If the Company's review determines that the future discounted cash flows related to these assets will not be sufficient to recover their carrying value, the Company will reduce the carrying values of these assets down to its estimate of fair value and continue amortizing them over their remaining useful lives. To date, the Company has not recorded any impairment of intangible assets.

Net Loss per Common Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares assumed to be outstanding during the period of computation. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive.

For all periods presented, basic and diluted loss per share are the same, as any additional common stock equivalents would be anti-dilutive. Potentially dilutive shares of common stock that have been excluded from the calculation of the weighted average number of dilutive common shares.

For the year ended June 30, 2010, there were 91,299,773 additional potentially dilutive shares of common stock. These additional shares include 28,859,375 shares issuable upon conversion of the Preferred Stock, and 62,440,398 outstanding options and warrants. For the year ended June 30, 2009, there were 33,779,411 additional potentially dilutive shares of common stock. These additional shares include 10,505,556 shares issuable upon conversion of the 8% Convertible Notes and 23,273,855 outstanding options and warrants. For the year ended June 30, 2008, there were 34,078,081 additional potentially dilutive shares of common stock. These additional shares include 10,555,555 shares issuable upon conversion of the 8% Convertible Notes and 23,522,526 outstanding options and warrants.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The asset and liability method requires that deferred tax assets and liabilities be recorded without consideration as to their realizability. The deferred tax asset primarily includes net operating loss carryforwards. The portion of any deferred tax asset for which it is more likely than not that a tax benefit will not be realized must then be offset by recording a valuation allowance. A valuation allowance has been established against all of the deferred tax assets as it is more likely than not that these assets will not be realized given the history of operating losses.

While the Company believes that its tax positions are fully supportable, there is a risk that certain positions could be challenged successfully. In these instances, the Company looks to establish reserves. If the Company determined that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, the Company would recognize the benefit. The Company measures the benefit by determining the amount that has a likelihood greater than 50% of being realized upon settlement. The Company presumes that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. The Company regularly monitors its tax positions, tax assets and tax liabilities. The Company reevaluates the technical merits of its tax positions and would recognize an uncertain tax benefit or derecognize a previously recorded tax benefit when (i) there is a completion of a tax audit, (ii) there is a change in applicable tax law including a tax case or legislative guidance, or (iii) there is an expiration of the statute of limitations. Significant judgment is required in accounting for tax reserves. As of June 30, 2010, the Company determined that it had no liability for uncertain income taxes. The Company's policy is to recognize potential accrued interest and penalties related to the liability for uncertain tax benefits, if applicable, in income tax expense. The Company's tax returns for the years ended June 30, 2010, 2009, 2008 and 2007 are open for examination. (See note 13).

Revenue Recognition

The Company has received certain nonrefundable upfront fees in exchange for the transfer of its technology to licensees. Upon delivery of the technology, the Company had no further obligations to the licensee with respect to the basic technology transferred and, accordingly, recognized revenue at that time. The Company has and may continue to receive additional payments from its licensees in the event such licensees achieve certain development or commercialization milestones in their particular field of use. Milestone payments, which are contingent upon the achievement of certain research goals, are recognized as revenue when the milestones, as defined in the particular agreement, are achieved.

Stock-based Payments

The Company accounts for stock-based compensation under the provisions of FASB ASC Topic 718, Compensation—Stock Compensation ("ASC 718"), which requires the measurement and recognition of compensation expense for all stock-based awards made to employees and directors based on estimated fair values on the grant date. The Company adopted ASC 718 on January 1, 2006. The Company estimates the fair value of stock-based awards on the date of grant using the Black-Scholes model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods using the straight-line method. The Company estimates forfeitures at the time of grant and revise our estimate in subsequent periods if actual forfeitures differ from those estimates.

The Company accounts for stock-based compensation awards to non-employees in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees ("ASC 505-50"). Under ASC 505-50, the Company determines the fair value of the warrants or stock-based compensation awards granted as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

All issuances of stock options or other equity instruments to non-employees as consideration for goods or services received by the Company are accounted for based on the fair value of the equity instruments issued. Any stock options issued to non-employees are recorded as an expense and additional paid-in capital in stockholders' equity over the applicable service periods using variable accounting through the vesting dates based on the fair value of the options at the end of each period.

The following table sets forth the total stock-based compensation expense and issuance of common stock for services included in the consolidated statements of operations for the years ended June 30, 2010, 2009 and 2008 and from inception to date.

	Year Ended June 30,			Cummulative
	2010	2009	2008	From Inception
General and administrative	433,414	445,255	749,100	9,164,710
Research and development	7,025	61,592	148,221	1,478,673
Total	$ 440,439	$ 506,847	$ 897,321	$ 10,643,383

The Company estimated the fair value of each option grant throughout the year using the Black-Scholes option-pricing model using the following assumptions for the Plan:

	Year Ended June 30,		
	2010	2009	2008
Risk-free interest rate (2)	2.0%-3.9%	1.3%-2.1%	1.9%-4.1%
Expected volatility	100-106%	100%	100%
Dividend yield	None	None	None
Expected life (1)	3.5-6.2	3.0-5.5	4-6

(1) Expected life was estimated using the "simplified" method, as allowed under the provisions of the Securities and Exchange Commission Staff Accounting Bulletin No. 110.
(2) Represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term.

The economic values of the options will depend on the future price of the Company's common stock, par value $0.01 (the "Common Stock"), which cannot be forecast with reasonable accuracy.

Research and Development

Research and development costs are expensed as incurred.

Supplemental Cash Flow Information

	Year Ended June 30,			Cumulative Amounts from
	2010	2009	2008	Inception
Supplemental disclosure of non-cash transactions:				
Conversion of convertible note into common stock	$ 9,455,000	$ 45,000	$ 500,000	$ 10,000,000
Conversion of bridge notes into common stock	-	-	-	534,316
Conversion of preferred stock into common stock	70,687	-	-	70,687
Allocation of preferred stock proceeds to warrants and beneficial conversion feature	7,089,047	-	-	7,089,047
Allocation of convertible debt proceeds to warrants and beneficial conversion feature	-	-	9,340,000	9,340,000
Warrants issued for financing costs	51,339	-	639,645	690,984
Issuance of common stock for interest payments on convertible notes	552,673	1,007,244	434,154	2,003,386

Recent Accounting Pronouncements Applicable to the Company

In January 2010, the Financial Accounting Standards Board (FASB) issued guidance that amends ASC Topic 820, Fair Value Measurements and Disclosures, that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. This guidance also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. Except for the detailed Level 3 roll forward disclosures, the guidance is effective for reporting periods beginning after December 15, 2009 and did not have an impact on the Company's consolidated financial statements.

In March 2010, the FASB issued new guidance that updates ASC Topic 605, Revenue Recognition, which addresses accounting for arrangements in which a vendor satisfies its performance obligations over time, with all or a portion of the consideration contingent on future events, referred to as "milestones." The Milestone Method of Revenue Recognition is limited to arrangements which involve research or development activities. A milestone is defined as an event for which, at the date the arrangement is entered into, there is substantive uncertainty whether the event will be achieved, and the achievement of the event is based in whole or in part on either the vendor's performance or a specific outcome resulting from the vendor's performance. In addition, the achievement of the event would result in additional payments being due to the vendor. The Milestone Method of Revenue Recognition allows a vendor to adopt an accounting policy to recognize arrangement consideration that is contingent on the achievement of a substantive milestone in its entirety in the period the milestone is achieved. The Milestone Method of Revenue Recognition is effective on a prospective basis, with an option for retrospective application for milestones achieved in fiscal years and interim periods within those fiscal years beginning on or after June 15, 2010. Early adoption is permitted. If an entity elects early application in a period that is not the first reporting period of its fiscal year, then the guidance must be applied retrospectively from the beginning of that fiscal year. The Company will determine the impact of the new accounting standard as it enters into new revenue arrangements that include the achievement of milestones and earns payments under either new or existing revenue arrangements.

3. Investments:

At June 30, 2009, the amortized cost basis, aggregate fair value, gross unrealized gains and maturity by majority security type were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
June 30, 2009:				
Held-to-maturity securities:				
U.S. Treasury Notes	$ 1,050,000	$ -	$ -	$ 1,050,000

4. Fair Value Measurements:

The following tables provide the assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2010 and 2009:

	Carrying Value	Fair Value Measurement at June 30, 2010 Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 8,026,296	$ 8,026,296	$ -	$ -
Liabilities:				
Warrant liabilities	$ 2,493,794	$ -	$ 2,493,794	$ -

	Carrying Value	Fair Value Measurement at June 30, 2009 Level 1	Level 2	Level 3
Assets:				
Cash and cash equivalents	$ 380,569	$ 380,569		
U.S. Treasury Notes	1,050,000	1,050,000	$ -	$ -
	$ 1,430,569	$ 1,430,569	$ -	$ -

5. **Equipment, Furniture and Fixtures:**

Equipment, Furniture and Fixtures consist of the following:

	June 30, 2010	June 30, 2009
Equipment	$ 24,566	$ 39,909
Furniture and fixtures	67,674	67,674
	92,240	107,583
Less—Accumulated depreciation	(87,686)	(101,597)
	$ 4,554	$ 5,986

Depreciation expense aggregated $2,548, $3,646, $4,850 and $173,625 for the years ended June 30, 2010, 2009, 2008, and cumulatively from inception through June 30, 2010, respectively.

6. **Intangible assets:**

Intangible assets consist of the following:

	June 30, 2010	June 30, 2009
Patents approved	$ 850,419	$ 830,152
Patents pending	4,243,859	3,456,211
	5,094,278	4,286,363
Accumulated amortization	(525,383)	(401,364)
	$ 4,568,895	$ 3,884,999

Amortization expense amounted to $124,019, $108,107, $91,997 and $525,383 for the years ended June 30, 2010, 2009, 2008, and cumulatively from inception through June 30, 2010, respectively.

Estimated amortization expense for the next five years is as follows:

Year ended June 30,	
2011	$ 175,000
2012	175,000
2013	175,000
2014	175,000
2015	175,000

7. Accrued Expenses:

Accrued expenses were comprised of the following:

	June 30,	
	2010	2009
Accrued research	$ 218,514	$ 152,226
Accrued dividends payable	230,875	-
Accrued director fees	29,041	44,800
Accrued patent costs	36,962	96,313
Accrued legal	29,682	43,216
Accrued other	31,783	19,382
	$ 576,857	$ 355,937

8. Line of Credit:

On February 17, 2010, the Company entered into a credit agreement with JMP Securities LLC. The agreement provides the Company with, subject to certain restrictions, including the existence of suitable collateral, up to a $3.0 million line of credit upon which the Company may draw at any time (the "Line of Credit"). Any draws upon the Line of Credit accrue at a monthly interest rate of (i) the broker rate in effect at the time of the draw (which was 2.0% at June 30, 2010), plus (ii) 2.75%. There are no other conditions or fees associated with the Line of Credit. The Line of Credit is not secured by any assets of the Company, but it is secured by certain assets of one of the Company's Board of Directors, Harlan W. Waksal, M.D., which is currently held by JMP Securities. The balance outstanding as of June 30, 2010 is $2,194,844.

9. Convertible Notes:

On August 1, 2007 and August 29, 2007, the Company entered into a binding Securities Purchase Agreement to issue $5,000,000 of 8% Convertible Notes to YA Global Investments L.P. ("YA Global") and $5,000,000 of 8% Convertible Notes to Stanford Venture Capital Holdings, Inc. ("Stanford") for aggregate gross proceeds of $10,000,000. The convertible notes were originally convertible into the Company's common stock at a fixed price of $0.90 per share, subject to certain adjustments through August 1, 2009 and December 20, 2009, respectively, at which time the convertible notes could convert into shares of the Company's common stock at the lower of the fixed conversion price or 80% of the lowest daily volume-weighted average price (the "VWAP"), of the common stock during the five trading days prior to the conversion date. The maturity date of each of the convertible notes for YA Global and Stanford was December 30, 2010 and December 31, 2010, respectively.

The convertible notes accrued interest on their outstanding principal balances at an annual rate of 8%. The Company had the option to pay interest in cash or, upon certain conditions, common stock. If the Company paid interest in common stock, the stock would be valued at a 10% discount to the average daily VWAP for the five day trading period prior to the interest payment date (the "Interest Shares").

The agreements with YA Global and Stanford provided for the issuance of warrants to purchase an aggregate of 5,550,000 and 8,333,333, respectively, of the Company's Common Stock, exercisable six months and one day from the date of issuance until their expiration on the date that is five years from the date of issuance. The warrants have been issued in two series. The exercise price of the Series A warrants is $1.01 per share, and the exercise price of the Series B warrants was $0.90 per share, subject to certain adjustments. The warrants provide a right of cashless exercise if, at the time of exercise, there is no effective registration statement registering the resale of the shares underlying the warrants.

The conversion rate of each convertible note and the exercise price of the Series B warrants are subject to adjustment for certain events, including dividends, stock splits, combinations and the sale of the Company's Common Stock or securities convertible into or exercisable for the Company's Common Stock at a price less than the then applicable conversion or exercise price. As of June 30, 2010, the exercise price of the Series B warrants has been adjusted to $0.50 per share.

During the year ended June 30, 2008, $7,931,875 of the total net proceeds of $9,340,000 from the convertible notes was allocated to the warrants based upon the fair value of the warrants which was determined using the Black-Scholes model. The remaining $1,408,125 was allocated to the beneficial conversion feature based upon the effective conversion price of the Convertible Notes compared to the fair value of the common stock on the date of issuance of the convertible notes and warrants.

Debt discount associated with the Convertible Notes which amounted to $10,000,000 was being amortized to interest expense, using the effective yield method, over the remaining life of the Convertible Notes. Upon conversion or redemption of the Convertible Notes into Common Stock, any unamortized debt discount relating to the portion converted or redeemed was charged to interest expense.

The material factors incorporated in the Black-Scholes model in estimating the value of the warrants include the following:

Estimated life in years	5.0
Risk-free interest rate	3.5% - 4.4%
Volatility	100%
Dividend paid	None

In connection with the issuance of the Convertible Notes, the Company incurred costs in the amount of $1,291,427 which was recorded as deferred financing costs and was being amortized ratably over the term of the convertible notes. During the year ended June 30, 2010, as a result of the conversion and redemption of the Convertible Notes, the remaining balance of the deferred financing costs which amounted to $632,324 was fully amortized.

During the year ended June 30, 2010, YA Global converted $2,619,360 of their convertible notes into 9,635,093 shares of common stock. From the inception of the convertible notes, YA Global converted $3,164,360 of the convertible notes into 10,250,648 shares of common stock. On March 3, 2010, YA Global and the Company entered into a letter agreement pursuant to which the Company purchased from YA Global all of its remaining outstanding convertible notes, which in the aggregate totaled $1,835,640, for an aggregate purchase price of $2,144,844, including accrued interest of $33,859 on the convertible notes. As a result of this transaction, the Company recorded a loss on the extinguishment of debt in the amount of $275,345. In addition, the Company purchased from YA Global warrants to purchase 2,775,000 shares of the Company's common stock at an exercise price of $1.01 per share, for a purchase price of $50,000.

During the year ended June 30, 2010, certain members of the Company's board of directors acquired all of the $5,000,000 of convertible notes and warrants previously issued to Stanford and converted the $5,000,000 of convertible notes into 6,024,096 shares of common stock at a conversion price of $0.83.

Total charges to interest for amortization of debt discount were $9,448,783, $51,160, $500,057 and $10,000,000 for the years ended June 30, 2010, June 30, 2009 and June 30, 2008 and from inception through June 30, 2010, respectively.

10. Warrant Liabilities:

Effective July 1, 2009, the Company adopted the provisions of FASB Topic ASC 815-40, Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock ("ASC 815-40"). FASB ASC 815-40 applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative, and to any freestanding financial instruments that are potentially settled in an entity's own common stock. As a result of adopting FASB ASC 815-40, as of July 1, 2009, 6,941,666 of the Company's issued and outstanding common stock warrants previously accounted for as equity pursuant to the derivative treatment exemption should no longer be accounted for as equity. As such, effective July 1, 2009, the Company reclassified the fair value of these common stock purchase warrants, which have exercise price reset features, from equity to a liability. On July 1, 2009, using the Black Sholes model, the Company reclassified, as a cumulative effect adjustment, a total of the difference in fair value of $4,731,767, which represents the difference between the fair value on the dates of issuance of $7,931,875 and the fair value on July 1, 2009 of $3,200,108 from additional paid in capital to deficit accumulated during the development stage. Additionally, the Company recorded a warrant liability in the amount of $3,200,108 to recognize the fair value of such warrants at July 1, 2009.

The effect on the net loss for the year ending June 30, 2009 would have been a reduction of $7,080,499, which would have resulted in net income of $1,353,630. The effect on the basic net loss per common share would have been a reduction of $0.38 which would have resulted in basic net income per common share of $0.08.

As discussed in note 11, in connection with a private placement of preferred stock and warrants, on April 1, 2010 and June 2, 2010 the Company issued 33,257,813 warrants and 3,750,000 warrants, respectively. In accordance with ASC 480-10, Distinguishing Liabilities from Equity, the Company determined that such warrants are to be accounted for as liabilities. Using the Black Sholes valuation model, the Company recorded a warrant liability in the amount of $1,581,409 and $228,938, respectively related to the warrants on the issuance date.

On June 30, 2010, the Company revalued all of the warrant liabilities, using the Black Scholes model and recorded a gain on the change in fair value of the warrant liabilities amounting to $2,516,661 in the Consolidated Statement of Operations for the year ended June 30, 2010. The fair value of the warrant liabilities at June 30, 2010 was $2,493,794.

The assumptions used to value the warrants were as follows:

	July 1, 2009	June 30, 2010
Warrants issued on December 20, 2007		
Estimated life in years	3.5	2.5
Risk-free interest rate (1)	1.64%	0.80%
Volatility	100%	106%
Dividend paid	None	None

	July 1, 2009	June 30, 2010
Warrants issued on June 30, 2008		
Estimated life in years	4.0	3.0
Risk-free interest rate (1)	1.64%	1.00%
Volatility	100%	106%
Dividend paid	None	None

	April 1, 2010	June 30, 2010
Warrants issued on April 1, 2010		
Estimated life in years	5.0	4.75
Risk-free interest rate (1)	2.59%	1.79%
Volatility	100%	106%
Dividend paid	None	None

	June 2, 2010	June 30, 2010
Warrants issued on June 2, 2010		
Estimated life in years	5.0	4.9
Risk-free interest rate (1)	2.14%	1.79%
Volatility	106%	106%
Dividend paid	None	None

(1) Represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term.

11. Stockholders' Equity:

Preferred Stock

Series A Preferred Stock

On April 1, 2010, the Company sold 10,297 shares of 10% Series A preferred stock to non-affiliated purchasers for cash. The Company received gross proceeds in the amount of $10,297,000 and net proceeds in the amount of $9,554,841.

Pursuant to the Agreements, the Series A Preferred Stock is convertible into approximately 32,178,125 shares of the Company's common stock. In addition, the Series A Preferred shareholders received immediately exercisable warrants to purchase up to approximately 32,178,125 shares.

Series B Preferred Stock

On June 2, 2010, the Company sold 1,200 shares of 10% Series B Preferred Stock to affiliated purchasers for cash. The Company received proceeds in the amount of $1,200,000.

Pursuant to the agreement, the Series B Preferred Stock is convertible into approximately 3,750,000 shares of Common Stock. In addition, the Series B Preferred Shareholders received immediately exercisable warrants to purchase up to approximately 3,750,000 shares of Common Stock.

Each share of Preferred Stock has a stated value of $1,000 (the "Stated Value"). Each holder of shares of Preferred Stock is entitled to receive semi-annually dividends at the rate of 10% per annum of the Stated Value for each share of Preferred Stock held by such holder. Except in limited circumstances, the Company can elect to pay the dividends in cash or shares of Common Stock. If the dividends are paid in shares of Common Stock, such shares will be priced at the lower of 90% of the average VWAP for the 20 days immediately preceding the payment date or $0.224. The dividends are subject to a 30% make whole provision.

The shares of Preferred Stock are convertible into shares of Common Stock at an initial conversion price of $0.32 per share and are convertible at any time, The conversion price is subject to adjustment if the Company sells or grants any common stock or common stock equivalents, subject to certain exclusions, at an effective price per share that is lower than the conversion price of the Preferred Stock. After 18 months from the date of issuance of the Preferred Stock, if the Company's Common Stock trades above $0.80 for 20 out of 30 consecutive trading days, the Preferred Stock will no longer be subject to adjustment.

The Company may force conversion of the Preferred Stock if the Company's Common Stock trades above $0.80 for 20 out of 30 consecutive trading days and there is an effective registration statement for the underlying Common Stock or such underlying Common Stock is freely tradable under rule 144.

Warrants

Pursuant to the Purchase Agreements, the Company delivered a Series A Warrant to the Non-Affiliate Investors and a Series B Warrant to the Affiliate Investors (the "Warrants"). Each Warrant has an initial exercise price of $0.35 per share of Common Stock. The Warrants are immediately exercisable and have a five year term. The Series A Warrants also contain a provision which limits the holder's beneficial ownership to a maximum of 4.99% (which percentage may be increased to 9.99% upon 60 days notice to the Company).

Placement Agent Warrants

On April 1, 2010, in connection with the issuance of the Series A Preferred Stock, the Company issued warrants to purchase 1,079,688 shares of the Company's common stock as partial compensation for services related to the raising of the capital. Each Warrant has an initial exercise price of $0.35 per share of Common Stock. The Warrants are immediately exercisable and have a five year term. In accordance with ASC 480-10, Distinguishing Liabilities from Equity, the Company determined that such warrants are to be accounted for as a liability. Accordingly, using the Black Scholes model, the Company recorded a warrant liability in the amount of $51,339 related to the warrants on the issuance date. The Company recorded a charge to additional paid in capital as an additional cost of capital.

Registration Rights Agreement

The Company also entered into a Registration Rights Agreement by and among the Company and the Series A Preferred shareholders (the "Registration Rights Agreement"). The Series B Preferred shareholders are not a party to the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Company agreed to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission within, except for certain limited exceptions, 30 days of closing the offering (the "Filing Deadline") to register the shares of Common Stock issuable upon conversion or exercise of the shares of Series A Preferred Stock and the Warrants, as the case may be (collectively, the "Underlying Shares"). In the event the Company did not file the Registration Statement on or before the Filing Deadline, the Company would have been required to pay liquidated damages in an amount equal to 1% of the aggregate amount purchase price paid by the holder for any unregistered securities then held by such Investor up to a maximum of 3%. The Company filed such registration statement on April 23, 2010 and such registration statement was declared effective on June 23, 2010. The Company must file additional registration statements until all of the securities may be sold pursuant to an effective registration statement or the securities become eligible for sale under Rule 144 of the Securities Act of 1933, as amended.

As discussed in note 10 above, the Company is required to record the warrants as liabilities. As a result, the Company must allocate the proceeds to the warrants based upon their fair value with the remainder of the proceeds allocated to the preferred stock. The Company allocated the gross proceeds of the offering as follows:

	Series A Preferred Stock	Series B Preferred Stock	Total
Total gross proceeds	$ 10,297,000	$ 1,200,000	$ 11,497,000
Allocated to warrants	(1,530,070)	(228,938)	(1,759,008)
Allocated to preferred stock	$ 8,766,930	$ 971,062	$ 9,737,992

Due to the allocation of the proceeds to the fair value of the warrant at the issuance dates, the convertible feature of the Preferred Stock was below market value. Such feature, as it specifically relates to the convertible feature of the Preferred Stock, is characterized as a "Beneficial Conversion Feature" ("BCF"). Pursuant to existing accounting standards, FASB ASC topic 470.20 – Debt with Conversion and Other Options", the estimated relative fair value of the BCF was $15,068,031. The value of the BCF which amounted to $5,330,039 was determined utilizing an intrinsic value method with the fair value of the warrants determined using the Black-Scholes model at the date of issuance. Per the guidance of accounting standards, the value of the BCF is treated as a deemed dividend to the Preferred stockholders and, due to the potential immediate convertibility of the Preferred stock at issuance, this value is recorded as an increase to both additional-paid-in-capital and accumulated deficit at the time of issuance.

Common Stock

On September 22, 2009, the stockholders approved a proposal to increase the authorized Common Stock of the Company from 100,000,000 shares to 120,000,000 shares. On May 25, 2010, the stockholders approved a proposal to increase the authorized Common Stock of the Company from 120,000,000 shares to 250,000,000 shares.

In July 2009 and September 2009, the Company issued 1,555,555 shares of common stock in a private placement to unaffiliated investors. The Company received total gross proceeds in the amount of $1,400,000.

In connection with the private placement to the unaffiliated investors in July and September 2009, the Company issued Series A warrants to purchase 1,400,000 shares of the Company's common stock at $0.01 per warrant share. The Series A Warrants have a term of seven years and were exercisable immediately after the date of grant. The Company also issued Series B Warrants to purchase 2,461,110 shares of the Company's common stock at $0.60 per warrant share. The Series B Warrants have a term of seven years and were not exercisable until after the six-month anniversary from the date of grant.

Additionally, on September 30, 2009, the Company issued 144,444 shares of common stock in a private placement to affiliated investors. The Company received total gross proceeds in the amount of $130,000.

In connection with the private placement to the affiliated investors on September 30, 2009, the Company issued Series A warrants to purchase 130,000 shares of the Company's common stock at $0.01 per warrant share. The Series A Warrants have a term of seven years and were exercisable immediately after the date of grant. The Company also issued Series B Warrants to purchase 131,807 shares of the Company's common stock at $0.60 per warrant share. The Series B Warrant has a term of seven years and was not exercisable until after the six-month anniversary from the date of grant.

Also, on September 30, 2009, the Company issued 194,444 Shares of the Company's common stock at $0.90 per share, a Series A warrant and a Series B warrant in exchange for the extinguishment of an accounts payable due to the vendor amounting to $175,000.

The Series A Warrant entitles the holder to purchase in the aggregate, up to 175,000 shares of the Company's common stock at $0.01 per warrant share, has a term of seven years and was exercisable immediately after the date of grant. The Series B Warrant entitles the holder to purchase, up to 177,431 shares of the Company's common stock at $0.60 per warrant share, has a term of seven years and was not exercisable until after the six-month anniversary from the date of grant.

The transaction was accounted for as an extinguishment of debt. The Company valued the common stock and warrants issued at fair value on the date of the closing which amounted to $261,532 and recorded a loss on the extinguishment of debt in the amount of $86,532 for the year ended June 30, 2010.

In connection with the July 2009 and September 2009 private placements, the Company incurred $180,862 in issuance costs which has been recorded as a charge to Capital in Excess of Par Value.

12. Stock-Based Compensation

In December 2008, the Company adopted the 2008 Incentive Compensation Plan (the "2008 Plan"), which provides for the grant of stock options, stock grants and stock purchase rights to certain designated employees and certain other persons performing services for the Company, as designated by the board of directors. Pursuant to the 2008 Plan, an aggregate of 5,137,200 shares of common stock had been reserved for issuance. On May 25, 2010, the Company increased the aggregate shares of common stock reserved for issuance under the 2008 Plan to 11,137,200. The 2008 Plan is intended to serve as a successor to the Amended and Restated 1998 Stock Incentive Plan (the "1998 Plan"), which terminated in December 2008. To the extent that any of the 4,548,384 options or restricted stock units issued under the 1998 Plan subsequently expire unexercised or without the issuance of shares thereunder, the number of shares of common stock subject to those expired options and restricted stock units will be added to the share reserve available for issuance under the 2008 Plan, up to an additional 1,000,000 shares. On February 19, 2009, the Company filed a registration statement with the SEC to register all of the 6,137,200 shares of Common Stock underlying the 2008 Plan. On June 8, 2010, the Company filed with the SEC an amendment to the registration statement to register the additional 5,000,000 shares of Common Stock underlying the 2008 Plan. The registration statement and amendment was deemed effective upon filing.

The terms and vesting schedules for share-based awards vary by type of grant and the employment status of the grantee. Generally, the awards vest based upon time-based conditions or achievement of specified goals and milestones.

Stock option activity under the 2008 Plan and 1998 Plan is summarized as follows:

	Aggregate Number	Weighted Average Exercise Price
Outstanding, July 31, 2007	2,646,000	$ 2.33
Granted	1,069,600	0.99
Exercised	-	-
Cancelled	-	-
Expired	-	-
Outstanding, June 30, 2008	3,715,600	1.95
Granted	834,812	0.59
Exercised	-	-
Cancelled	-	-
Expired	-	-
Outstanding, June 30, 2009	4,550,412	1.70
Granted	2,951,760	0.43
Exercised	-	-
Cancelled	-	-
Expired	(233,000)	3.45
Outstanding, June 30, 2010	7,269,172	$ 1.13

Options exercisable at June 30, 2010	5,146,671	$ 1.34
Options exercisable at June 30, 2009	3,667,412	$ 1.90
Options exercisable at June 30, 2008	2,778,336	$ 2.25

Weigthed average fair value of options granted during the year ended June 30, 2010	$ 0.33
Weigthed average fair value of options granted during the year ended June 30, 2009	$ 0.45
Weigthed average fair value of options granted during the year ended June 30, 2008	$ 0.76

Non-vested stock option activity under the Plan is summarized as follows:

	Number of Options	Weighted-average Grant-Date Fair Value
Non-vested stock options at July 1, 2009	883,000	$ 0.66
Granted	2,951,760	0.33
Vested	(1,708,259)	0.32
Forfeited	(4,000)	0.60
Outstanding, June 30, 2010	2,122,501	$ 0.48

As of June 30, 2010, the aggregate intrinsic value of stock options outstanding was $28,825, with a weighted-average remaining term of 7 years. The aggregate intrinsic value of stock options exercisable at that same date was $18,025, with a weighted-average remaining term of 6 years. As of June 30, 2010, the Company has 7,935,712 shares available for future stock option grants.

As of June 30, 2010, total estimated compensation expense not yet recognized related to stock option grants amounted to $607,770, which will be recognized over the next 48 months, and an additional $467,500 which may be recognized as achievement of certain target goals under the Company's Long-Term Incentive Program become probable over the next 6 months.

Warrants

Total outstanding warrants at June 30, 2010 were as follows:

Strike Price		Warrants
$	7.00	10,000
$	3.45	15,000
$	3.15	20,000
$	2.35	15,000
$	2.15	110,000
$	1.40	5,000
$	1.18	993,153
$	1.08	2,500
$	1.07	139,041
$	1.01	5,900,000
$	0.99	1,000
$	0.90	388,889
$	0.74	151,314
$	0.60	2,770,850
$	0.50	6,941,666
$	0.35	37,007,813
$	0.01	700,000
		55,171,226

As of June 30, 2010, 55,171,060 of the above warrants are exercisable expiring at various dates through 2016. At June 30, 2010, the weighted-average exercise price on the above warrants was $0.47.

Short-Term Incentive Program

Year ended June 30, 2009

In November 2008, the Company adopted a Short-Term Equity Incentive Program for key employees in which shares of the Company's Common Stock, or options to acquire shares of the Company's Common Stock would be awarded, if the Company achieved certain target goals relating to research, financing, licensing, investor relations and other administrative items during the fiscal year ending June 30, 2009. The number of eligible shares and options to be awarded to the employees was based upon certain performance criteria as defined in the incentive program.

As of June 30, 2009, the Company had determined that the achievement of the target goals was probable and issued 116,000 Restricted Stock Units ("RSU") and 124,000 options to purchase common stock with a fair value based upon the Black Scholes model of $140,480. As a result, the Company recognized the fair value of the awards as compensation expense ratably over the seven and one-half month period from November 19, 2008 through June 30, 2009. In October 2009, it was determined that the executive officers had partially achieved the previously granted short-term performance milestones and the number of RSU's and options to purchase common stock which vested were reduced. As a result, compensation expense was reduced by $13,840 during the year ended June 30, 2010.

Year ended June 30, 2008

In December 2007, the Company adopted a Short-Term Equity Incentive Program for key employees in which shares of the Company's Common Stock, or options to acquire shares of the Company's Common Stock would be awarded, if the Company achieved certain target goals relating to research, financing, licensing, investor relations and other administrative items during the fiscal year ending June 30, 2008. The number of eligible shares and options to be awarded to the employees was based upon certain performance criteria as defined in the incentive program.

As of June 30, 2008, the target goals were achieved and the Company issued 112,700 shares of the Company's common stock and 124,600 options to purchase common stock with a fair value based upon the Black Scholes model of $206,269. As a result, the Company recognized the fair value of the awards as compensation expense ratably over the seven and one-half month period from December 19, 2007 through June 30, 2008.

Long-Term Incentive Program

On December 13, 2007, the Company adopted a Long-Term Equity Incentive Program for the members of the executive management team in which key employees will be awarded shares of the Company's Common Stock and options to acquire shares of the Company's Common Stock if the Company achieves certain target goals relating to its Multiple Myeloma research project over the three fiscal year period from the date of adoption.

As of June 30, 2010, the Company was not able to determine if the achievement of the target goals under the Long-Term Equity Incentive Program are probable and, therefore, has not yet begun to recognize any of the $467,500, net of forfeitures, of compensation expense that was computed on the date of adoption of the Long-Term Equity Incentive Program. The Company will begin recognizing such compensation expense ratably over the remaining term of the Long-Term Equity Incentive Program at such time that the Company is able to determine if the achievement of the target goals are probable.

13. Income Taxes:

The provision for income taxes consists of the following:

	Year Ended June 30,		
	2010	**2009**	**2008**
Current	$ -	$ -	$ -
Deferred	17,923,000	11,520,000	9,152,000
	17,923,000	11,520,000	9,152,000
Valuation allowance	(17,923,000)	(11,520,000)	(9,152,000)
Income tax benefit	$ -	$ -	$ -

The Company files a consolidated federal income tax return. The subsidiary files separate state and local income tax returns.

The reconciliation of the effective income tax rate to the federal statutory rate is as follows:

	June 30,		
	2010	2009	2008
Federal income tax provision at statutory rate	(34.0)%	(34.0)%	(34.0)%
Fair value - warrant liability	(6.4)%	-	-
Stock-based compensation	1.1%	0.5%	0.5%
Amortization of debt discount and finance costs	1.5%	5.8%	2.9%
Other	0.6%	0.1%	0.1%
Change in valuation allowance	37.2%	27.6%	30.5%
Actual income tax provision (benefit) effective tax rate	- %	- %	- %

The deferred income tax asset consists of the following at:

	June 30,	
	2010	2009
Deferred tax assets:		
Net operating loss carryforwards	$16,144,000	$ 9,791,000
Stock-based compensation	1,797,000	1,698,000
Other	(18,000)	31,000
	17,923,000	11,520,000
Valuation allowance	(17,923,000)	(11,520,000)
Net deferred tax asset	$ -	$ -

At June 30, 2010, the Company has federal and state net operating loss carryforwards of approximately $41,466,000 and $34,101,000, respectively, available to offset future taxable income expiring on various dates through 2030. The timing and extent to which the Company can utilize future tax deductions in any year may be limited by provisions of the Internal Revenue Code regarding changes in ownership of Corporations (i.e. IRS Code Section 382).

14. Commitments:

Research Agreement

Effective September 1, 1998, the Company entered into a research and development agreement, which has subsequently been renewed, with The University of Waterloo which Dr. John Thompson, who is an officer, director and stockholder of the Company, is affiliated with. Pursuant to the agreement, the university provides research and development under the direction of the researcher and the Company. The agreement is renewable annually by the Company which has the right of termination upon 30 days' advance written notice. Effective September 1, 2009, the Company extended the research and development agreement for an additional one-year period through August 31, 2010, in the amount of Can $650,400, or approximately U.S. $650,400. Effective September 1, 2010, the Company extended the research and development agreement for an additional three-month period through November 30, 2010, in the amount of Can $164,200, or approximately U.S. $164,200. Research and development expenses under this agreement for the years ended June 30, 2010, 2009 and 2008 aggregated U.S. $672,693, U.S. $653,104 and U.S. $730,960, respectively, and U.S. $5,953,061 for the cumulative period through June 30, 2010. Future obligations to be paid under the agreement through November 30, 2010 equal approximately U.S. $383,000.

Supply and service agreements

On June 27, 2008, the Company entered into a supply agreement with VGXI, Inc. ("VGXI") under which VGXI will supply the Company with the plasmid portion of the Company's combination therapy consisting of the Factor 5A gene and siRNA against Factor 5A (the "Plasmid Product"). The agreement has an initial term that commences on the date of the agreement and runs for a period of five (5) years. The agreement shall, upon mutual agreement, renew for consecutive one (1) year periods thereafter. The Company's financial obligation under the agreement is dependent upon the amount of Plasmid Product ordered by the Company.

On June 30, 2008, the Company entered into a supply agreement with POLYPLUS under which POLYPLUS will supply the Company with its "in vivo-jetPEI" (the "Product"), which is used for systemic delivery of the Company's combination therapy of siRNA against Factor 5A and a plasmid of the Factor 5A gene. The agreement has an initial term which commences on the date of the agreement and runs until the eighth anniversary of the first sale of the Product. The agreement shall automatically renew for consecutive one (1) year periods thereafter, except if terminated by either party upon six (6) months written notice prior to the initial or any subsequent renewal term. The Company's financial obligation under the agreement is dependent upon the amount of Product ordered by the Company.

On September 4, 2008, the Company entered into a supply agreement with AVECIA under which AVECIA will supply the Company with the siRNA portion of the Company's combination therapy consisting of the Factor 5A gene and siRNA against Factor 5A (the "Plasmid Product"). The agreement has a term which commences on the date of the agreement and terminates on the later of the completion of all services to be provided under the agreement or 30 days following delivery of the final shipment of product.

On April 8, 2010, the Company entered into a service agreement with BIORELIANCE under which BIORELIANCE will perform a pivotal single dose and repeat dose toxicity and biodistribution study. The agreement has a term which commences on the date of the agreement and terminates when all of the services to be provided under the agreement have been provided.

On May 7, 2010, the Company entered into a service agreement with CHARLES RIVER LABORATORIES, INC. ("CHARLES RIVER") under which CHARLES RIVER will perform a pivotal single dose and repeat dose toxicity and histopathology study. The agreement has a term which commences on the date of the agreement and continues for five (5) years unless terminated earlier as defined in the agreement.

In the aggregate, the Company anticipates that it will pay approximately $660,000 under the terms of the supply and service agreements over to the next 12 months.

Consulting and other Agreements

Effective May 1, 1999, the Company entered into a consulting agreement for research and development with Dr. John Thompson. The agreement was renewed for an additional two-year term through June 30, 2011. Future obligations to be paid under the agreement equal $65,000.

On May 25, 2010, the Company entered into an agreement with its current President and CEO whereby, the Company will pay six months of severance in the event that the President and CEO is terminated without cause within the first year of employment, which would amount to $125,000.

The Company is obligated under a non-cancelable operating lease of office space expiring on May 31, 2011. The aggregate minimum future payments are $73,568. Rent expense charged to operations aggregated $86,215, $84,768, $75,602 and $756,792 for the years ended June 30, 2010, 2009, 2008, and from inception through June 30, 2010, respectively.

The lease provides for scheduled increases in base rent. Rent expense is charged to operations ratably over the term of the lease, which results in deferred rent payable and represents the cumulative rent expense charged to operations from inception of the lease in excess of the required lease payments.

15. Collaborative Arrangements:

On May 14, 1999, the Company entered into an agreement ("Collaboration") with an Israeli partnership that is engaged in the worldwide marketing of tissue culture plants. The purpose of the Collaboration is to develop enhanced banana plants which will result in banana fruit with improved consumer- and grower-driven traits. The program has been performed as a joint collaboration whereby the Company pays for 50% of the research costs of the program. The Company's portion of the expenses of the collaboration approximated $214,000, $210,000 and $205,000 for the years ended June 30, 2010, 2009 and 2008, respectively, and is included in research and development expenses.

In July 1999, the Collaboration applied for and received a conditional grant from the Israel - United States Binational Research and Development Foundation (the "BIRD Foundation"). This agreement, as amended, allowed the Collaboration to receive $340,000 over a five-year period ending May 31, 2004. Grants received from the BIRD Foundation will be paid back only upon the commercial success of the Collaborations technology, as defined. The Company has received a total of $99,728, all of which was received prior to the years ended June 30, 2010, June 30, 2009 and June 30, 2008.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Merger Agreement and Plan of Merger by and among Nava Leisure USA, Inc., an Idaho corporation, the Principal Stockholders (as defined therein), Nava Leisure Acquisition Corp., and Senesco, Inc., dated October 9, 1998. (Incorporated by reference to Senesco Technologies, Inc. definitive proxy statement on Schedule 14A dated January 11, 1999.)
2.2	Merger Agreement and Plan of Merger by and between Senesco Technologies, Inc., an Idaho corporation, and Senesco Technologies, Inc., a Delaware corporation, dated September 30, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 1999.)
3.1	Amended and Restated Certificate of Incorporation of Senesco Technologies, Inc. filed with the State of Delaware on January 22, 2007. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended December 31, 2006.)
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Senesco Technologies, Inc. filed with the State of Delaware on January 22, 2008. (Incorporated by reference to Exhibit 3.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended December 31, 2007.)
3.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Senesco Technologies, Inc. filed with the State of Delaware on September 22, 2009. (Incorporated by reference to Exhibit 3.3 of Senesco Technologies, Inc. annual report on Form 10-K/A for the period ended June 30, 2009.)
3.4	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Senesco Technologies, Inc. filed with the State of Delaware on May 25, 2010. (Incorporated by reference to Exhibit 3.1 to Senesco Technologies, Inc. current report on Form 8-K filed on May 28, 2010.)
3.5	Amended and Restated By-laws of Senesco Technologies, Inc. as adopted on October 2, 2000. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2000.)
3.6	Certificate of Designations to the Company's Certificate of Incorporation (Series A)(Incorporated by reference to Exhibit 3.1 to Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010)
3.7	Certificate of Designations to the Company's Certificate of Incorporation (Series B)(Incorporated by reference to Exhibit 3.2 to Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010)
4.1	Form of Warrant issued to Stanford Venture Capital Holdings, Inc. and certain officers of Stanford Venture Capital Holdings, Inc. (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2001.)

Exhibit No.	Description of Exhibit
4.2	Form of Warrant issued to H.C. Wainwright & Co., Inc., or its designees, dated as of October 10, 2006 (Incorporated by reference to Exhibit 10.42 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2006.)
4.3	Form or Warrant issued to certain accredited investors dated October 10, 2006 (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 10.40 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2006.)
4.4	Form of Series A Warrant issued to YA Global Investments, L.P. (Incorporated by reference to Exhibit 4.15 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
4.5	Form of Series A Warrant issued to Stanford Venture Capital Holdings, Inc. (Incorporated by reference to Exhibit 4.16 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
4.6	Form of Series B Warrant issued to YA Global Investments, L.P. (Incorporated by reference to Exhibit 4.19 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
4.7	Form of Series B Warrant issued to Stanford Venture Capital Holdings, Inc. (Incorporated by reference to Exhibit 4.20 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
4.8	Form of Warrant issued to H.C. Wainwright & Co., Inc or its designees. (Incorporated by reference to Exhibit 4.21 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2008.)
4.9	Form of Series A Warrant issued to Partlet Holdings Ltd. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 10, 2009.)
4.10	Form of Series B Warrant issued to Partlet Holdings Ltd. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 10, 2009.)
4.11	Form of Series A Warrant issued to each of Robert Forbes, Timothy Forbes, Harlan W. Waksal, M.D., Rudolf Stalder, Christopher Forbes, David Rector, John N. Braca, Jack Van Hulst, Warren Isabelle and the Thomas C. Quick Charitable Foundation. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 30, 2009.)
4.12	Form of Series B Warrant issued to each of Robert Forbes, Timothy Forbes, Harlan W. Waksal, M.D., Rudolf Stalder, Christopher Forbes, David Rector, John N. Braca, Jack Van Hulst, Warren Isabelle and the Thomas C. Quick Charitable Foundation. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 30, 2009.)

Exhibit No.	Description of Exhibit
4.13	Form of Series A Warrant issued to Cato Holding Company. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 30, 2009.)
4.14	Form of Series B Warrant issued to Cato Holding Company. (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 30, 2009.)
4.15	Form of Series A Common Stock Purchase Warrant issued to certain accredited investors (Incorporated by reference to Exhibit 4.1 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)
4.16	Form of Series B Common Stock Purchase Warrant issued to certain affiliated investors (Incorporated by reference to Exhibit 4.2 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)
10.1	Indemnification Agreement by and between Senesco Technologies, Inc. and Christopher Forbes, dated January 21, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 1998.)
10.2	Indemnification Agreement by and between Senesco Technologies, Inc. and Thomas C. Quick, dated February 23, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 1999.)
10.3	Indemnification Agreement by and between Senesco Technologies, Inc. and Ruedi Stalder, dated March 1, 1999. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 1999.)
10.4	Indemnification Agreement by and between Senesco Technologies, Inc. and Bruce C. Galton, dated October 4, 2001. (Incorporated by reference to Exhibit 10.10 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the quarterly period ended December 31, 2001.)
10.5	Indemnification Agreement by and between Senesco Technologies, Inc. and Jack Van Hulst, dated January 16, 2007. (Incorporated by reference to Exhibit 10.13 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007)
10.6	Indemnification Agreement by and between Senesco Technologies, Inc. and John Braca, dated October 8, 2003. (Incorporated by reference to Exhibit 10.38 of Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2004.)
10.7	Indemnification Agreement by and between Senesco Technologies, Inc. and David Rector dated as of April, 2002. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2004.)
10.8	Indemnification Agreement by and between Senesco Technologies, Inc. and Harlan W. Waksal, M.D. dated as of October 24, 2008. (Incorporated by reference to Exhibit

Exhibit No.	Description of Exhibit
	10.8 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2009.)
10.9	Indemnification Agreement by and between Senesco Technologies, Inc. and Warren Isabelle dated as of June 8, 2009. (Incorporated by reference to Exhibit 10.9 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2009.)
10.10	Indemnification Agreement by and between Senesco Technologies, Inc. and Leslie J. Browne, Ph.D. dated as of May 25, 2010. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. current report on Form 8-K filed on May 25, 2010.)
10.11*	Employment Agreement by and between Senesco Technologies, Inc. and Joel Brooks, dated July 1, 2003. (Incorporated by reference to Exhibit 10.29 of Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2003.)
10.12*	Employment Agreement by and between Senesco Technologies, Inc. and Richard Dondero, dated July 19, 2004. (Incorporated by reference to Exhibit 10.39 of Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2004.)
10.13*	Offer Letter by and between Senesco Technologies, Inc. and Leslie J. Browne, Ph.D. dated May 25, 2010. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on May 25, 2010.)
10.14	Nondisclosure, Noncompetition and Invention Assignment Agreement by and between Leslie J. Browne, Ph.D. and Senesco Technologies, Inc. dated May 25, 2010. (Incorporated by reference to Exhibit 10.3 of Senesco Technologies, Inc. current report on Form 8-K filed on May 25, 2010.)
10.15*	Confidential Separation Agreement and General Release by and between the Company and Bruce C. Galton dated as of November 23, 2009. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on November 25, 2010.)
10.16*	Confidential Separation Agreement and General Release by and between the Company and Sascha P. Fedyszyn dated as of February 2, 2010. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on February 4, 2010.)
10.17*	Consulting Agreement by and between Senesco Technologies, Inc. and John E. Thompson, Ph.D., dated July 12, 1999. (Incorporated by reference to Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 2000.)
10.18*	Amendment to Consulting Agreement of July 12, 1999, as modified on February 8, 2001, by and between Senesco, Inc. and John E. Thompson, Ph.D., dated December 13, 2002. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2002.)

Exhibit No.	Description of Exhibit
10.19 *	Amendment # 5 to Consulting Agreement of July 12, 1999, as modified, by and between Senesco, Inc. and John E. Thompson, Ph.D., dated June 15, 2007. (Incorporated by reference to Exhibit 10.49 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
10.20 *	Amendment # 6 to Consulting Agreement of July 12, 1999, as modified, by and between Senesco, Inc. and John E. Thompson, Ph.D., dated June 25, 2009. (Incorporated by reference to Exhibit 10.17 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2009.)
10.21 +	Development Agreement by and between Senesco Technologies, Inc. and ArborGen, LLC, dated June 28, 2002. (Incorporated by reference to Exhibit 10.31 of Senesco Technologies, Inc. annual report on Form 10-KSB for the year ended June 30, 2002.)
10.22 +	Commercial License Agreement by and between Senesco Technologies, Inc. and ArborGen, LLC dated as of December 21, 2006. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended December 31, 2006.)
10.23 +	Development and License Agreement by and between Senesco Technologies, Inc. and Calwest Seeds, dated September 14, 2002. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2002.)
10.24 +	Development and License Agreement by and between Senesco Technologies, Inc. and The Scotts Company, dated March 8, 2004. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2004.)
10.25 +	Development and License Agreement with Broin and Associates, Inc. (currently known as Poet) dated as of October 14, 2004. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended September 30, 2004.)
10.26 +	License Agreement by and between Senesco Technologies, Inc. and Bayer CropScience GmbH, dated as of November 8, 2006. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-Q for the quarterly period ended December 31, 2006.)
10.27 +	License Agreement with Bayer CropScience AG dated as of July 23, 2007. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2007.)
10.28 +	Patent License Agreement with Monsanto Company dated as of August 6, 2007. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2007.)
10.29 +	License Agreement with Bayer CropScience AG dated as of September 17, 2007. (Incorporated by reference to Exhibit 10.3 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2007.)

Exhibit No.	Description of Exhibit
10.30	Research Agreement by and among Senesco Technologies, Inc., Dr. John E. Thompson and the University of Waterloo, dated September 1, 1998, as amended. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 1998.)
10.31	Amendment to Research Agreement by and among the University of Waterloo, Senesco, Inc. and Dr. John E. Thompson, Ph.D., dated August 27, 2009. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2009.)
10.32 †	Amendment to Research Agreement by and among the University of Waterloo, Senesco, Inc. and Dr. John E. Thompson, Ph.D., dated September 1, 2010.
10.33 +	Master Product Sale Agreement with VGXI, Inc. dated as of June 27, 2008. (Incorporated by reference to Exhibit 10.29 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2008.)
10.34	Master Product Sale Agreement with Polyplus-transfection dated as of June 30, 2008. (Incorporated by reference to Exhibit 10.30 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2008.)
10.35	Proposal for Manufacture and Supply by and between Avecia Biotechnology, Inc. and Senesco Technologies, Inc. dated as of September 4, 2008. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2008.)
10.36	Proposal for Biodistribution and Repeat Dose Toxicity Studies in Mice by and between BioReliance and Senesco Technologies, Inc. dated as of September 5, 2008. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2008.)
10.37	Services Agreement by and between KBI BioPharma, Inc. and Senesco Technologies, Inc. dated as of September 15, 2008. (Incorporated by reference to Exhibit 10.3 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2008.)
10.38	Agreement for Service on Senesco Technologies, Inc. Scientific Advisory Board by and between Senesco Technologies, Inc. and Dr. Charles A. Dinarello, dated February 12, 2002. (Incorporated by reference to Exhibit 10.6 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2002.)
10.39	Agreement for Service on Senesco Technologies, Inc. Scientific Advisory Board by and between Senesco Technologies, Inc. and James W. Mier, M.D., dated April 2, 2007. (Incorporated by reference to Exhibit 10.43 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
10.40	Registration Rights Agreement by and among Senesco Technologies, Inc., Stanford Group Company, Stanford Venture Capital Holdings, Inc., Stanford International Bank, Ltd., Ronald Stein, Daniel Bogar, Osvaldo Pi and William Fusselmann dated October 11, 2006. (Incorporated by reference to Exhibit 10.36 of Senesco

Exhibit No.	Description of Exhibit
	Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2006.)
10.41	Form of Securities Purchase Agreement by and between Senesco Technologies, Inc. and certain accredited investors dated October 10, 2006 (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 10.38 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2006.)
10.42	Form of Registration Rights Agreement by and between Senesco Technologies, Inc and certain accredited investors dated October 10, 2006 (with attached schedule of parties and terms thereto). (Incorporated by reference to Exhibit 10.39 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2006.)
10.43	Securities Purchase Agreement by and between Senesco Technologies, Inc. and YA Global Investments, L.P. (Incorporated by reference to Exhibit 10.44 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
10.44	Registration Rights Agreement by and between Senesco Technologies, Inc. and YA Global Investments, L.P. (Incorporated by reference to Exhibit 10.45 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
10.45	Securities Purchase Agreement by and between Senesco Technologies, Inc. and Stanford Venture Capital Holdings, Inc. (Incorporated by reference to Exhibit 10.46 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
10.46	Registration Rights Agreement by and between Senesco Technologies, Inc. and Stanford Venture Capital Holdings, Inc. (Incorporated by reference to Exhibit 10.47 of Senesco Technologies, Inc. annual report on Form 10-K for the period ended June 30, 2007.)
10.47	Securities Purchase Agreement by and between Senesco Technologies, Inc. and Partlet Holdings Ltd. Dated as of July 9, 2009. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K, filed on July 10, 2009.)
10.48	Securities Purchase Agreement by and between Senesco Technologies, Inc. and each of Robert Forbes, Timothy Forbes, Harlan W. Waksal, M.D., Rudolf Stalder, Christopher Forbes, David Rector, John N. Braca, Jack Van Hulst, Warren Isabelle and the Thomas C. Quick Charitable Foundation dated as of July 29, 2009. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K , filed on July 30, 2009.)
10.49	Securities Purchase Agreement by and between Senesco Technologies, Inc. and Cato Holding Company dated as of July 29, 2009. (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. current report on Form 8-K , filed on July 30, 2009.)
10.50	Securities Purchase Agreement by and between Senesco Technologies, Inc. and certain investors (Non-Affiliates). (Incorporated by reference to Exhibit 10.2 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)

Exhibit No.	Description of Exhibit
10.51	Securities Purchase Agreement by and between Senesco Technologies, Inc. and certain investors (Non-Affiliates). (Incorporated by reference to Exhibit 10.3 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)
10.52	Securities Purchase Agreement by and between Senesco Technologies, Inc. and certain investors (Affiliates). (Incorporated by reference to Exhibit 10.4 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)
10.53	Registration Rights Agreement dated March 26, 2010 by and between Senesco Technologies, Inc. and certain investors. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on March 29, 2010.)
10.54	Office lease by and between Senesco Technologies, Inc. and Matrix/AEW NB, LLC, dated March 16, 2001. (Incorporated by reference to Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended March 31, 2001.)
10.55	Credit Agreement dated as of February 17, 2010 by and between Senesco Technologies, Inc. and JMP Securities. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended March 31, 2010.)
10.56	Letter Agreement dated as of March 3, 2010 by and between the Company and YA Global Investments L.P. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on March 4, 2010.)
10.57	Letter Agreement dated as of March 4, 2010 sent to the Company by certain of its insiders relating to the conversion of convertible debentures. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on March 5, 2010.)
10.58	First amendment of office lease by and between Senesco Technologies, Inc. and Matrix/AEW NB, LLC, dated May 13, 2005 (Incorporated by reference to Exhibit 10.8 of Senesco Technologies, Inc annual report on Form 10-KSB for the period ended June 30, 2005.)
10.59 *	1998 Stock Incentive Plan, as amended on December 13, 2002. (Incorporated by reference to Exhibit 10.7 of Senesco Technologies, Inc. quarterly report on Form 10-QSB for the period ended December 31, 2002.)
10.60*	Senesco Technologies, Inc. 2008 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended December 31, 2008.)
10.61*	Amendment to Senesco Technologies, Inc. 2008 Incentive Compensation Plan. (Incorporated by reference to Exhibit 10.1 of Senesco Technologies, Inc. current report on Form 8-K filed on May 28, 2010.)
10.62*	Form of Stock Option Agreement under the Senesco Technologies, Inc. 2008 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.5 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2009.)

Exhibit No.	Description of Exhibit
10.63*	Form of Restricted Stock Unit Issuance Agreement under the Senesco Technologies, Inc. 2008 Stock Incentive Plan. (Incorporated by reference to exhibit 10.6 of Senesco Technologies, Inc. quarterly report on Form 10-Q for the period ended September 30, 2009.)
17.1	Resignation Letter of Jack Van Hulst dated May 24, 2010. (Incorporated by reference to Exhibit 17.1 of Senesco Technologies, Inc. current report on Form 8-K filed on May 25, 2010.)
21	Subsidiaries of the Registrant. (Incorporated by reference to Senesco Technologies, Inc. annual report on Form 10-KSB for the period ended June 30, 1999.)
23.1 †	Consent of McGladrey & Pullen, LLP.
31.1 †	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 †	Certification of the principal financial and accounting officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 †	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2 †	Certification of the principal financial and accounting officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 13(a) of Form 10-K.

† Filed herewith.

+ The SEC granted Confidential Treatment for portions of this Exhibit.

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Leslie J. Browne, certify that:

1. I have reviewed this Annual Report on Form 10-K of Senesco Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent

evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2010

/s/ Leslie J. Browne
Leslie J. Browne
President and Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joel Brooks, certify that:

1. I have reviewed this Annual Report on Form 10-K of Senesco Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28, 2010

/s/ Joel Brooks
Joel Brooks
Chief Financial Officer and Treasurer
(principal financial and accounting officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Senesco Technologies, Inc. for the year ended June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof, the undersigned, Leslie J. Browne, President and Chief Executive Officer, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Senesco Technologies, Inc.

Dated: September 28, 2010

/s/ Leslie J. Browne *
Leslie J. Browne
President and Chief Executive Officer
(principal executive officer)

* A signed original of this written statement required by Section 906 has been provided to us and will be retained by us and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Senesco Technologies, Inc. for the year ended June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof, the undersigned, Joel Brooks, Chief Financial Officer and Treasurer, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Senesco Technologies, Inc.

Dated: September 28, 2010

/s/ Joel Brooks *
Joel Brooks
Chief Financial Officer and Treasurer
(principal financial and accounting officer)

* A signed original of this written statement required by Section 906 has been provided to us and will be retained by us and furnished to the Securities and Exchange Commission or its staff upon request.

[This page intentionally left blank.]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended June 30, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from to

Commission file number: **001-31326**

SENESCO TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**84-1368850**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

303 George Street, Suite 420, New Brunswick, New Jersey	**08901**
(Address of principal executive offices)	(Zip Code)

(732) 296-8400
(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share.	**NYSE Amex**

Securities registered under Section 12(g) of the Act:

None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ____ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act . Yes ____ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T ((§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ____ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "accelerated filer", "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ____ Accelerated filer ____

Non-accelerated filer ___ Smaller reporting company _X

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ____ No _X_

As of December 31, 2009, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $7,253,840, based on the closing sales price as reported on the NYSE Amex on that date.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of September 26, 2010:

Class	Number of Shares
Common Stock, $0.01 par value	63,596,073
Preferred Stock, $0.01 par value	6,191

Explanatory Note

We are filing this Amendment No. 1 on Form 10-K/A of Senesco Technologies, Inc. (the "Form 10-K") to amend our Annual Report on Form 10-K for the year ended June 30, 2010, filed on September 28, 2010, to include the information required by Part III of the Form 10-K as we no longer anticipate filing our proxy statement for the 2010 annual meeting, within 120 days of June 30, 2010. With the exception of the inclusion of information required by Part III, no information contained in our previously filed Form 10-K has been changed.

TABLE OF CONTENTS [NOTE: UPDATE PAGE NUMBERS]

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The following is a list of our current directors and executive officers, as of October 15, 2010, together with their ages and business backgrounds:

Name	Age	Capacities in Which Served	In Current Position Since
Leslie J. Browne, Ph.D.	60	President and Chief Executive Officer	May 2010
John E. Thompson, Ph.D.	69	Executive Vice President and Chief Scientific Officer, Director	July 2004
Joel P. Brooks	51	Chief Financial Officer, Treasurer and Secretary	December 2000
Richard Dondero	60	Vice President of Research and Development	July 2004
Harlan W. Waksal, M.D.	57	Chairman of the Board of Directors	June 2009
John. N. Braca (1) (2)	52	Director	October 2003
Christopher Forbes (3)	59	Director	January 1999
Warren J. Isabelle	58	Director	June 2009
Thomas C. Quick (3)	55	Director	February 1999
David Rector (1) (2)	63	Director	February 2002
Rudolf Stalder (2)	69	Director	February 1999
Jack Van Hulst	71	Director	January 2007

(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Nominating and Corporate Governance Committee

None of our current executive officers are related to any other executive officer or to any of our directors. Our executive officers are elected annually by our board and serve until their successors are duly elected and qualified.

Leslie J. Browne, Ph.D. was appointed our President and Chief Executive Officer in May 2010. Dr. Browne has over thirty years of experience in the pharmaceutical industry. Prior to joining Senesco in May 2010, he served from October 2008 to May 2010 as President and CEO, and is currently chair, of Phrixus Pharmaceuticals, Inc., a private biotech working on muscular dystrophy and heart failure. He recently served from January 2007 to January 2009 as chair of the New Jersey Technology Council, where he continues as a member of the board. He also served from April 2007 to January 2009 as an independent director of Genelabs Technologies, which was sold to GSK, and from September 2004 to May 2008 as President, CEO and Director of Pharmacopeia, a Nasdaq listed company, where he transformed the company from a discovery contract research organization to a clinical development stage biopharmaceutical company with multiple internal development programs. Prior to joining Pharmacopeia, Dr. Browne was the Chief Operating Officer at Iconix Pharmaceuticals, Inc., a privately-held chemogenomics company from October 2001 to July 2004. Before Iconix, Dr. Browne held key positions at Berlex/Schering AG from 1990 to 2000, including Corporate Vice President, Berlex Laboratories, Inc. and President of Schering Berlin Venture Corporation. At Berlex Biosciences he rebuilt the drug discovery operation and championed a number of important pharma-biotech collaborations. In 1979, Dr. Browne began his industrial career at Ciba-Geigy, now Novartis, where he invented fadrozole, for the treatment of breast cancer and was closely involved in the discoveries of Femara® and Diovan®, which became major products for Novartis.

John E. Thompson, Ph.D. has been our director since October 2001. Dr. Thompson was appointed our President and Chief Executive Officer in January 1999, and he continued in that capacity until September 1999 when he was appointed Executive Vice President of Research and Development. In July 2004, Dr. Thompson became our Executive Vice President and Chief Scientific Officer. Dr. Thompson is the inventor of the technology that we develop. Since July 2001, he has been the Associate Vice President, Research and, from July 1990 to June 2001, he was the Dean of Science at the University of Waterloo in Waterloo, Ontario, Canada. Dr. Thompson has a Ph.D. in Biology from the University of Alberta, Edmonton, and he is a Fellow of the Royal Society of Canada. Dr. Thompson is also the recipient of a Lady Davis Visiting Fellowship, the Sigma Xi Award for Excellence in Research, the CSPP Gold Medal and the Technion Visiting Fellowship. Dr. Thompson has an in-depth knowledge and understanding of the science underlying our technology and how it relates to human health and agricultural applications.

Joel Brooks was appointed our Chief Financial Officer and Treasurer in December 2000. From September 1998 until November 2000, Mr. Brooks was the Chief Financial Officer of Blades Board and Skate, LLC, a retail establishment specializing in the action sports industry. Mr. Brooks was Chief Financial Officer from 1997 until 1998 and Controller from 1994 until 1997 of Cable and Company Worldwide, Inc. He also held the position of Controller at USA Detergents, Inc. from 1992 until 1994, and held various positions at several public accounting firms from 1983 through 1992. Mr. Brooks is also a director and chairman of the audit committee of USA Technologies, Inc. Mr. Brooks received his Bachelor of Science degree in Commerce with a major in Accounting from Rider University in February 1983.

Richard Dondero was appointed our Vice President of Research and Development in July 2004. From July 2002 until July 2004, Mr. Dondero was a Group Leader in the Proteomics Reagent Manufacturing division of Molecular Staging, Inc., a biotech firm engaged in the measurement and discovery of new biomarkers. From 1985 through June 2001, Mr. Dondero served in several roles of increasing responsibility through Vice President of Operations and Product Development at Cistron Biotechnology, Inc. From 1977 through 1985, Mr. Dondero served as a senior scientist at Johnson and Johnson, and from 1975 through 1977, as a scientist at Becton Dickinson. Mr. Dondero received his Bachelor of Arts degree from New Jersey State University in 1972 and his Master of Science degree from Seton Hall University in 1976.

Harlan W. Waksal, M.D. has been our chairman of the board of directors since June 2009 and a director since October 2008. From July 2003 to present, Dr. Waksal has been the President and Sole Proprietor of Waksal Consulting L.L.C., which provides strategic business and clinical development counsel to biotechnology companies. Dr. Waksal co-founded the biotechnology company, ImClone Systems Inc. in 1984. From March, 1987 through July 2003, Dr. Waksal had served in various senior roles for ImClone Systems Incorporated as follows: March 1987 through April 1994 – President; April 1994 through May 2002 – Executive Vice President and Chief Operating Officer; May 2002 through July 2003 – President, Chief Executive Officer and Chief Operating Officer. Dr. Waksal also served as a director of ImClone Systems Incorporated from March 1987 through January 2005. Dr. Waksal is currently a member of the Board of Trustees of Oberlin College. Dr. Waksal received a Bachelor of Arts in Biology from Oberlin College and an M.D. from Tufts University School of Medicine. Dr. Waksal is knowledgeable in science, drug development, regulatory and clinical affairs. In addition, he ran and operated a public biotechnology company and is familiar with the issues of corporate governance.

John N. Braca has been our director since October 2003. Mr. Braca has also served as a director and board observer for other healthcare, technology and biotechnology companies over the course of his career. Mr. Braca currently serves as a director of Nevada Gold Holdings, Inc. Since August 2010, Mr. Braca has been the controller for Iroko Pharmaceuticals, a privately-held global pharmaceutical company based in Philadelphia. From April 2006 through July 2010, Mr. Braca was the managing director of Fountainhead Venture Group, a healthcare information technology venture fund based in the Philadelphia area, and has been working with both investors and developing companies to establish exit and business development opportunities. From May 2005 through March 2006, Mr. Braca was a consultant and advisor to GlaxoSmithKline management in their research operations. From 1997 to April 2005, Mr. Braca was a general partner and director of business investments for S.R. One, Limited, or S.R. One, the venture capital subsidiary of GlaxoSmithKline. In addition, from January 2000 to July 2003, Mr. Braca was a general partner of Euclid SR Partners Corporation, an independent venture capital partnership. Prior to joining S.R. One, Mr. Braca held various finance and operating positions of increasing responsibility within several subsidiaries and business units of GlaxoSmithKline. Mr. Braca is a licensed Certified Public Accountant in the state of Pennsylvania and is affiliated with the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants. Mr. Braca received a Bachelor of Science in Accounting from Villanova University and a Master of Business Administration in Marketing from Saint Joseph's University. Mr. Braca's financial background, operating experience with both large pharmaceutical companies and developing biotechnology companies, provides the board with practical experience for issues facing the Company. In addition, Mr. Braca also has a strong corporate governance background through his experience with other company boards.

Christopher Forbes has been our director since January 1999. Since 1989, Mr. Forbes has been Vice Chairman of Forbes, Inc., which publishes Forbes Magazine and Forbes.com. From 1981 to 1989, Mr. Forbes was Corporate Secretary at Forbes. Prior to 1981, he held the position of Vice President and Associate Publisher. Mr. Forbes has been a director of Forbes, Inc. since 1977. Mr. Forbes is the Chairman of the American Friends of the Louvre, and he also sits on the boards of The Friends of New Jersey State Museum, The New York Academy of Art, and the Prince Wales Foundation. He is also a member of the board of advisors of The Princeton University Art Museum. Mr. Forbes received a Bachelor of Arts degree in Art History from Princeton University in 1972. In 1986, he was awarded the honorary degree of Doctor of Humane Letters by New Hampshire College and in 2003 was appointed a Chevalier of the Legion of Honor by the French Government. Mr. Forbes knowledge regarding corporate operations as well as his business acumen, provide the board with experience in running a corporation and addressing the issues that face a growing company, such as ours.

Warren J. Isabelle has been our director since June 2009. Mr. Isabelle is a founder and principal of Ironwood Investment Management L.L.C., located in Boston, MA. Mr. Isabelle founded Ironwood Investment Management L.L.C in August 1997. From 1983 until 1997 Mr. Isabelle was with Pioneer Management Corporation where he served most recently as Director of Research and Head of U.S. Equities. Mr. Isabelle has also, since January 2004, served as a member of the Public Board and Vice-Chairman of the Investment Committee of the University of Massachusetts Foundation. Mr. Isabelle is a Chartered Financial Analyst and member of the CFA institute and the American Chemical Society. Mr. Isabelle received a Bachelor of Science degree in chemistry from Lowell Technological Institute, a Master of Science degree in Polymer Science and Engineering from the University of Massachusetts, and a MBA from the Wharton School, University of Pennsylvania. Mr. Isabelle's experience as an investment analyst and portfolio manager provides the Company with valuable insight into the biotechnology industry and the publically-traded capital markets.

Thomas C. Quick has been our director since February 1999. Since 2003, Mr. Quick has been the President of First Palm Beach Properties, Inc. From 2001 through 2003, Mr. Quick was the Vice Chairman of Quick & Reilly/Fleet Securities, Inc., successor to The Quick & Reilly Group, Inc., a holding company for four (4) major financial services businesses. From 1996 until 2001, Mr. Quick was the President and Chief Operating Officer and a director of Quick & Reilly/Fleet Securities, Inc. From 1985 to 1996, he was President of Quick & Reilly, Inc., a Quick & Reilly subsidiary and a national discount brokerage firm. Mr. Quick serves as a member of the board of directors and compensation committee of B.F. Enterprises. He is also a member of the board of directors of Best Buddies, The American Ireland Fund and Venetian Heritage, Inc. He is a trustee of the National Corporate Theater Fund, Cold Spring Harbor Laboratories, the Norton Museum and the Inter-City Scholarship Foundation of New York City. Mr. Quick is a graduate of Fairfield University. As a result of his professional and other experiences, Mr. Quick has a deep understanding of corporate operations and strategy, and operations in both the US and internationally. Mr. Quick also has significant corporate governance experience through his service on other company boards.

David Rector has been our director since February 2002. Mr. Rector also serves as a director and member of the compensation and audit committee of the Dallas Gold and Silver Exchange (formerly Superior Galleries, Inc.) Mr. Rector also serves on the board of directors of Nevada Gold Holdings, Inc., Standard Drilling, Inc., Universal Gold Mining Corp and Li3 Energy, Inc. Since October 2009 through present, Mr. Rector has served as President and CEO of Li3 Energy, Inc. Since July 2009 through present, Mr. Rector has served as President and CEO of Nevada Gold Holdings, Inc. Since September 2008 through present, Mr. Rector has served as President and CEO Universal Gold Mining Corp. Since October 2007 through present, Mr. Rector has served as President and CEO of Standard Drilling, Inc. From May 2004 through December 2006, Mr. Rector had served in senior management positions with Nanoscience Technologies, Inc., a development stage company engaged in the development of DNA Nanotechnology. Also, since 1985, Mr. Rector has been the Principal of The David Stephen Group, which provides enterprise consulting services to emerging and developing companies in a variety of industries. From 1983 until 1985, Mr. Rector served as President and General Manager of Sunset Designs, Inc., a domestic and international manufacturer and marketer of consumer product craft kits, and a wholly-owned subsidiary of Reckitt & Coleman N.A. From

1980 until 1983, Mr. Rector served as the Director of Marketing of Sunset Designs. From 1971 until 1980, Mr. Rector served in progressive roles in the financial and product marketing departments of Crown Zellerbach Corporation, a multi-billion dollar pulp and paper industry corporation. Mr. Rector received a Bachelor of Science degree in Business/Finance from Murray State University in 1969. As a result of these professional and other experiences, Mr. Rector has a deep business understanding of developing companies. Mr. Rector also brings corporate governance experience through his service on other company boards.

Rudolf Stalder has been our director since February 1999 and was appointed as our Chairman and Chief Executive Officer on January 10, 2000. On October 4, 2001, Mr. Stalder resigned as our Chief Executive Officer. On June 8, 2009, Mr. Stalder resigned as our Chairman. Mr. Stalder is a former member of the executive boards of Credit Suisse Group and Credit Suisse First Boston and former Chief Executive Officer of the Americas Region of Credit Suisse Private Banking. Mr. Stalder joined Credit Suisse in 1980 as a founding member and Deputy Head of the Multinational Services Group. In 1986, he became Executive Vice President. He was named to Credit Suisse's Executive Board in 1989. In 1990, he became Head of the Commercial Banking Division and a Member of the Executive Committee. From 1991 to 1995, Mr. Stalder was Chief Financial Officer of Credit Suisse First Boston and a Member of the Executive Boards of Credit Suisse Group and Credit Suisse First Boston. He became head of the Americas Region of Credit Suisse Private Banking in 1995 and retired in 1998. Prior to moving to the United States, Mr. Stalder was a member of the Board of Directors for several Swiss subsidiaries of major corporations including AEG, Bayer, BTR, Hoechst, Saint Gobain, Solvay and Sony. He is a fellow of the World Economic Forum. He currently serves on the board of the Greater Bridgeport Symphony. He was a member of the Leadership Committee of the Consolidated Corporate Fund of Lincoln Center for the Performing Arts, Board of The American Ballet Theatre and a Trustee of Carnegie Hall. From 1991 through 1998, Mr. Stalder was Chairman of the New York Chapter of the Swiss-American Chamber of Commerce. He continues to serve as an advisory board member of the American-Swiss Foundation. Mr. Stalder received a diploma in advanced finance management at the International Management Development Institute in Lausanne, Switzerland in 1976. He completed the International Senior Managers Program at Harvard University in 1985. Mr. Stalder is an experienced executive with former CEO experience and senior executive level experience at large multinational companies. He also has corporate governance experience through service on other public company boards.

Jack Van Hulst has been our director since January 2007. Mr. Van Hulst was appointed as our President and Chief Executive Officer effective November 16, 2009. Mr. Van Hulst was further appointed as our Secretary effective February 1, 2010. Mr. Van Hulst resigned as our President and Chief Executive Officer and Secretary effective May 25, 2010. Mr. Van Hulst also serves as a director and member of the compensation and audit committees of Napo Pharmaceuticals, Inc. and HiTech Pharmacal, Inc. He has more than 42 years of international experience in the pharmaceutical industry. He began his career in 1968 at Organon, which was subsequently acquired by AKZO, N.V., the multinational human and animal healthcare company, where he was based in Europe and the US and responsible for establishing AKZO's position in the US in the manufacturing and sales and marketing of fine chemicals. Mr. Van Hulst later became President of AKZO's US Pharmaceutical Generic Drug Business and was responsible for establishing AKZO in the US generic drug industry. From 1989 to 1999, Mr. Van Hulst successively owned and led two generic pharmaceutical companies, improving their operations and then selling them to a private equity group and a pharmaceutical company. From

1999 to 2005, he was Executive Vice President at Puerto Rico-based MOVA Pharmaceutical Corporation, a contract manufacturer to the pharmaceutical industry that recently merged with Canadian-based Patheon. Mr. Van Hulst also serves as Chairman of the Board of The International Center in New York, a non-profit organization. Mr. Van Hulst received a Masters degree in law from the University in Utrecht, Netherlands in 1968. Mr. Van Hulst possesses management experience as a result of his prior positions. Mr. Van Hulst spent years holding a number of management roles at other pharmaceutical companies and this experience assists the Company in working though the similar issues that it may face in its own operations.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires a company's directors, officers and stockholders who beneficially own more than 10% of any class of equity securities of the company registered pursuant to Section 12 of the Exchange Act, collectively referred to herein as the Reporting Persons, to file initial statements of beneficial ownership of securities and statements of changes in beneficial ownership of securities with respect to the company's equity securities with the SEC. All Reporting Persons are required by SEC regulation to furnish us with copies of all reports that such Reporting Persons file with the SEC pursuant to Section 16(a).

Based solely on our review of the copies of such forms received by us and upon written representations of the Reporting Persons received by us, we believe that there has been compliance with all Section 16(a) filing requirements applicable to our Reporting Persons.

Code of Business Ethics and Conduct

On March 17, 2003, our board adopted a Code of Business Ethics and Conduct, which may also be found on our website at www.senesco.com. Our Code of Ethics contains written standards designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely, and understandable disclosure in reports and documents filed with the SEC and in other public communications made by the Company;
- compliance with applicable governmental laws, rules and regulations;
- the prompt internal reporting of violations of our Code of Ethics to an appropriate person or persons identified in our Code of Ethics; and
- accountability for adherence to our Code of Ethics.

Each of our employees, officers and directors completed a signed certification to document his or her understanding of and compliance with our Code of Ethics.

Audit Committee

We have an Audit Committee which was established in accordance with Section 3(a)(58)(A) of the Exchange Act. Our Audit Committee was established in July 1999. On June 27, 2008, our board adopted an Amended and Restated Audit Committee Charter. The primary responsibilities of our Audit Committee include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from our independent registered public accounting firm;
- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
- discussing our risk management policies;
- establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;
- meeting independently with our independent registered public accounting firm and management; and
- preparing the audit committee report required by SEC rules.

Our Audit Committee is currently comprised of John N. Braca, David Rector and Rudolf Stalder. Mr. Braca currently serves as the chairman of the Audit Committee. The NYSE Amex currently requires an Audit Committee comprised solely of independent directors. Messrs. Braca, Rector and Stalder are "independent" members of our board as defined in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Section 803 of the NYSE Amex Company Guide. In addition, our board of directors has determined that Mr. Braca satisfies the definition of an audit committee "financial expert" as set forth in Item 401(d)(5) of Regulation S-K promulgated by the SEC. Our Audit Committee held four (4) meetings during Fiscal 2010.

Item 11. Executive Compensation.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains the principles underlying our compensation policies and decisions and the principal elements of compensation paid to our executive officers during Fiscal 2010 and as anticipated for Fiscal 2011. Our Chief Executive Officer, Chief Financial Officer and all of our other executive officers included in the Summary Compensation Table will be referred to as the "named executive officers" for purposes of this discussion.

Compensation Objectives and Philosophy

The Compensation Committee, also referred to herein as the Committee, of the board is responsible for the following:

- to discharge the board's responsibilities relating to compensation of our directors and named executive officers;
- to have overall responsibility for approving and evaluating our director and officer compensation plans, policies and programs;
- to have responsibility for producing an annual report on executive compensation for inclusion in our annual report or proxy statement; and
- to review and discuss with our management the Compensation Discussion & Analysis, which is included in our annual report or proxy statement.

As part of this process, the Committee seeks to accomplish the following objectives with respect to our executive compensation programs:

- to motivate, recruit and retain executives capable of meeting our strategic objectives;
- to provide incentives to ensure superior executive performance and successful financial results for us; and
- to align the interests of executives with the long-term interests of our stockholders.

The Committee seeks to achieve these objectives by:

- linking a substantial portion of compensation to our achievement of long-term and short-term financial objectives and the individual's contribution to the attainment of those objectives;
- providing long-term equity-based incentives and encouraging direct share ownership by executives with the intention of providing incentive-based compensation to encourage a long-term focus on company profitability and stockholder value; and
- understanding the marketplace and establishing a compensation structure that is adjusted for our position in the marketplace and our current financial condition and limited capital resources.

Setting Executive Compensation

In Fiscal 2009, the Committee engaged J. Richard and Co., also referred to herein as J. Richard, a nationally recognized compensation consulting firm, to provide competitive compensation data and general advice on our compensation programs and policies for our Chief Executive Officer, and J. Richard was available for consultation with the Committee to discuss the compensation programs for our other named executive officers. During Fiscal 2009, J. Richard performed a market analysis of the compensation paid by comparable companies and provided the Committee with recommended compensation ranges for the Chief Executive Officer based on the competitive data. In addition, the Chief Executive Officer provided recommendations to the Committee with respect to the compensation packages for those other named executive officers for Fiscal 2009, and the Committee also reviewed the Chief Executive Officer's recommendation against compensation paid by comparable companies.

For Fiscal 2010, the Committee's objective was to target each component of compensation listed below to be competitive with comparable positions at peer group companies, and to target the total annual compensation of each named executive officer at the appropriate level for comparable positions at the competitive peer group companies.

During the compensation review process for Fiscal 2010, the Committee elected not to engage an independent compensation consultant. This decision was based on the Committee's belief that prior years analysis did not closely enough parallel the scope of our business relative to the breadth of operations in general, executive officers scope of duties and responsibilities, position in the life cycle, financial responsibilities, capitalization and size of management staff. The Committee also met with the Chief Executive Officer who agreed with the approach not to engage an outside consultant and agreed to provide a review of management's performance against objectives for the period to assist in ascertaining equity award levels. The Committee consulted with J. Richard as needed regarding its proposed programs and approaches to compensation during Fiscal 2010, for which J. Richard was compensated. In addition, the Committee consulted with J. Richard in connection with its plans for Fiscal 2011.

The Committee elected to identify various companies in the biotech sector it felt were somewhat close in scope of operation to the Company. It became evident, as in prior years, that due to the key banner points listed above (the breadth of operations in general, executive officers scope of duties and responsibilities, position in the life cycle, financial responsibilities, capitalization and size of management staff) it is very difficult to identify such public entities for comparative purposes. For Fiscal 2010 and Fiscal 2009, the companies we elected to evaluate were as follows: Adolor Corporation (ADLR); MDRNA Inc. (MRNA); Anesiva Inc. (ANSV); Santarus Inc. (SNTS); Sequenom, Inc.(SQNM); Cubist (CBST); Lexicon (LXRX); and Targacept, Inc. (TRGT).

However, in determining the compensation of each named executive officer, the Committee also considers a number of other factors, including our recent performance and the named executive officer's individual performance, the Chief Executive Officer's recommendations and the importance of the executive's position and role in relation to execution of the Company's strategic plan. There is no pre-established policy for allocation of compensation between cash and non-cash components or between short-term and long-term components. Instead, the Committee determines the mix of compensation for each named executive officer based on its review of the competitive data, its subjective analysis of that individual's performance and contribution to our financial performance, the financial strength and outlook of the Company and, most of all, what is considered fair and reasonable based on the scope of operations and responsibilities. For the Chief Executive Officer, for Fiscal 2010, the Committee set his performance targets and compensation levels based upon the input from the Committee's analysis and from the Chief Executive Officer. For other named executive officers, the Committee sets performance targets and compensation levels after receiving recommendations from the Chief Executive Officer and reviewing those recommendations with the full Committee.

In selecting companies to survey for such compensation purposes, the Committee considered many factors not directly associated with the stock price performance of those companies, such as geographic location, development stage, organizational structure and market capitalization. For this reason, there is not a meaningful correlation between the companies included within the peer group identified for comparative compensation purposes and the companies included within the RDG Micro Biotechnology Index.

Components of Compensation

For Fiscal 2010, our executive compensation program included the following components:

- base salary;
- cash bonuses;
- annual short-term equity incentives;
- a continuation of the long-term equity incentive program; and
- change in control and other severance arrangements.

Currently, for Fiscal 2011, our executive compensation program includes the following components:

- base salary;
- annual short-term equity incentives; and
- a continuation of the long-term equity incentive program.

The Committee seeks to align the named executive officers' and stockholders' interests in a pay for performance environment. On average, a large portion of an executive officer's total compensation is at risk, with the amount actually paid tied to achievement of pre-established objectives and individual goals.

Base Salary

In General – It is the Committee's objective to set a competitive rate of annual base salary or consulting fees for each named executive officer. The Committee believes competitive base salaries are necessary to attract and retain top quality executives, since it is common practice for public companies to provide their executive officers with a guaranteed annual component of compensation that is not subject to performance risk. However, the Committee recognizes that we are still a development stage company, with little to no revenue currently and believes that developing too rigid of a compensation structure can become detrimental to our progress.

When compared to comparable positions at the competitive peer group companies, it is the Committee's objective to target the base compensation level of executive officers below the 50th percentile because of our current financial position. Historically, the compensation level for our executive officers has been below the 25th percentile of competitive peer group companies. However, in determining the compensation of each executive officer, the Committee also considers a number of other factors, including recent Company and individual performance and the CEO's recommendations. There is no pre-established policy for allocation of compensation between cash and non-cash components or between short-term and long-term components. Instead, the Committee determines the mix of compensation for each executive officer based on its review of the competitive data and its subjective analysis of that individual's performance and contribution to the Company's financial performance.

Base Salary for Fiscal 2010 – For Fiscal 2010, each named executive officer's salary was not increased as the Committee deemed the scope of their resource management (i.e. personnel, operating budgets, and outside relationships) were commensurate, fair and reasonable relative to their current base salary rate. The table below shows annual Fiscal 2010 and Fiscal 2009 base salary or consulting rates for each named executive officer:

Name	Title	2010 Salary	2009 Salary	% Increase
Leslie J. Browne, Ph.D	President and Chief Executive Officer (1)	$250,000	$ 0	0.0%
Bruce C. Galton	President and Chief Executive Officer (2)	$255,000	$255,000	0.0%
Jack Van Hulst	President and Chief Executive Officer (3)	$ 60,000	$ 0	0.0%
John E. Thompson	Executive Vice-President and Chief Scientific Officer	$ 65,000 (4)	$ 65,000 (4)	0.0%
Sascha P. Fedyszyn	Vice-President of Corporate Development and Secretary (5)	$107,500	$107,500	0.0%
Joel P. Brooks	Chief Financial Officer and Treasurer	$160,000	$160,000	0.0%
Richard Dondero	Vice-President of Research and Development	$143,000	$143,000	0.0%

(1) Dr. Browne was appointed President and Chief Executive Officer on May 25, 2010.
(2) Mr. Galton resigned from the Company on November 16, 2009.
(3) Mr. Van Hulst was appointed President and Chief Executive Officer on November 16, 2009 and resigned as President and Chief Executive Officer on May 24, 2010.
(4) Represents consulting fees paid under a consulting agreement.
(5) Mr. Fedyszyn resigned from the Company on February 1, 2010.

Effective November 16, 2009, Jack Van Hulst, a member of our board of directors, assumed the role of President and Chief Executive Officer of Senesco. We did not enter into an employment agreement with Mr. Van Hulst, however, the Committee and independent members of the board determined to pay to Mr. Van Hulst a monthly salary in the amount of $5,000 and to grant to Mr. Van Hulst options to purchase shares of our common stock, par value $0.01, in the amount of 25,000 options per month, pursuant to our 2008 Incentive Compensation Plan, which such options vested immediately upon each issuance. Such options were granted quarterly, two (2) trading days following the Company's filing of its quarterly report for the respective quarterly period. Mr. Van Hulst resigned as President and Chief Executive Officer on May 24, 2010, but remains a member of our board of directors.

Effective May 25, 2010, Leslie J. Browne was appointed President and Chief Executive Officer of Senesco.

Annual Bonuses for Fiscal 2010– Bonuses are determined at the discretion of the board based upon the recommendation of the Committee. In October 2010, cash bonuses were granted to Mr. Brooks and Mr. Dondero in the amount of $15,000 each for services rendered in Fiscal 2010.

The Committee wishes to provide additional compensation to all of the named executive officers, including the Chief Executive Officer, through the development of incentive programs based on the named executives performance and attainment of stated objectives that enhance shareholder value in order to (i) link a substantial portion of their compensation to the achievement of short-term and long-term objectives and (ii) to save cash given our limited capital resources.

During Fiscal 2009, the Committee determined that we could in no manner financially support the terms of the various employment agreements in effect. The Committee issued a notice of non-renewal to all named executive officers in effect not renewing the employment agreements moving forward following the various upcoming anniversary dates of each agreement. We anticipate that each of the named executive officers will, following the expiration of their employment agreements, continue as employees on an "at will basis", meaning that either we or the employees may discontinue their employment with or without notice or cause. The employees' respective salaries, duties and titles may be adjusted as determined by the Committee.

Base Salary for Fiscal 2011 – For Fiscal 2011, after a review of the factors discussed above, the following named executive officer's salaries were increased as follows.

Name	Title	2011 Salary	2010 Salary	% Increase
Joel P. Brooks	Chief Financial Officer , Treasurer and Secretary	$164,800	$160,000	3.0%
Richard Dondero	Vice-President of Research and Development	$147,300	$143,000	3.0%

The Committee did not change the salary of Leslie J. Browne, Ph.D., our President and Chief Executive Officer, due to the fact that Dr. Browne's compensation was recently determined in connection with his appointment to his current positions in May 2010. Additionally, the Committee did not change the consulting fee for John E. Thompson, Ph.D., our Executive Vice President and Chief Scientific Officer, as such consulting fee will be reviewed and revised, as necessary, by the Committee in connection with the board's review of our research and development budget for Fiscal 2011.

Annual Bonuses for Fiscal 2011– Bonuses are determined at the discretion of the board based upon the recommendation of the Committee.

Short Term Incentive Equity Awards

In General – A portion of each named officer's compensation is provided in the form of short-term equity awards. It is the Committee's belief that properly structured equity awards are an effective method of aligning the short-term interests of our named executive officers with those of our stockholders.

Equity awards were made in the form of incentive stock options, also referred to herein as ISO's. The Committee has followed a grant practice of tying equity awards to its annual year-end review of individual performance, its assessment of our performance and our operational results.

Incentive Stock Option Fiscal 2010 Awards – On February 16, 2010, the Committee determined to award options to purchase shares of common stock of the Company, par value $0.01, to each of Joel Brooks and Richard Dondero. These option grants were intended to retain such officers and to motivate such officers in the continued performance of their respective offices.

Accordingly, effective February 19, 2010, Mr. Brooks and Mr. Dondero were each granted options to purchase 300,000 shares of the Company's common stock pursuant to the Company's 2008 Incentive Compensation Plan. Such options vest as follows:

- Options to purchase 60,000 shares of common stock vest immediately upon issuance; and
- Unless otherwise determined by the Committee, options to purchase up to 60,000 shares of common stock vest on each of June 30, 2010, June 30, 2011, June 30, 2012 and June 30, 2013.

The Committee had the right to evaluate Mr. Brooks' and Mr. Dondero's respective performances during the preceding fiscal year and unilaterally reduce their unvested options in the Committee's sole discretion. The unvested options of a relevant officer shall be forfeited upon the termination of such officer's employment. The options were granted at an exercise price equal to the fair market value of the Company's common stock on February 19, 2010 or $0.29.

Short-Term Incentive Plan for Fiscal 2011 – The Committee, in coordination with the Company's Chief Executive Officer, has established the Company's short-term goals and objectives for Fiscal 2011, which include the following:

- Contributions relating to the development of the Company's SNS01-T assets:
    - Submit IND for Phase I/II clinical trial;
    - Initiate Phase I/II clinical trial;
    - Plan Phase II clinical trial;
    - Develop SNS01-T development plan to NDA submission;
- Contributions relating to finance objectives:

- Maintain sufficient capital resources;
    - Maintain NYSE Amex compliance;
    - Increase shareholder communications and enhance investor relations;

- Contributions relating to corporate development:
    - Update corporate strategy; and
    - Re-align Company structure to best implement corporate strategies.

The foregoing goals and objectives shall be weighted as follows: 50% for contributions relating to the development of the Company's SNS01-T assets; 25% to contributions relating to finance objectives; and 25% to contributions relating to corporate development. The option awards for each of the foregoing goals and objectives shall be equally alloted to the following named executive officers – Dr. Browne and Messrs. Brooks and Dondero – at one-third each.

The Committee, working with the Company's Chief Executive Officer, has identified additional individual performance goals and objectives for Fiscal 2011 for Messrs. Brooks and Dondero, which primarily include broadening their knowledge base and leadership profile within the scientific and business community of our peers, competitors, clients and customers.

In October 2010, the Committee determined to award the foregoing options to purchase shares of common stock of the Company, par value $0.01, to the following named executive officers in connection with the short-term goals and objectives for Fiscal 2011:

Leslie J. Browne, Ph.D.	725,000
Joel Brooks	425,000
Richard Dondero	425,000
John E. Thompson, Ph.D.	425,000

Such options will be granted two days after the filing of our quarterly report on Form 10-Q for the period ended September 30, 2010 and will have an exercise price equal to the closing price of the common stock on the date of grant. Twenty-five percent (25%) of such options will vest on the first anniversary of the date of grant with the balance vesting at a rate of 1/36 for each month thereafter, unless the Committee has determined that the performance metrics have not been met.

Long-Term Incentive Equity Awards

In General – A portion of each named executive officer's compensation is provided in the form of long-term incentive equity awards as set forth in the Long-Term Incentive Plan (the "LTIP") discussed below. It is the Committee's belief that properly structured equity awards are an effective method of aligning the long term interests of our named executive officers with those of our stockholders.

Beginning with Fiscal 2008, equity awards have been made in the form of restricted stock units, also referred to herein as RSU's; however, each executive officer could elect to receive an equity award in stock options. Beginning with Fiscal 2010, equity awards have been made in the form of stock options. The Committee followed a grant practice of tying equity awards upon of the completion of certain event milestones ("LTIP Event Milestones") discussed below. Accordingly, it is expected that any equity awards to the named executive officers will be made promptly after the completion of each LTIP Event Milestone. The Committee has established long-term incentive grant guidelines for eligible named executive officers based on competitive annual grant data provided by management's compensation consultant and by J. Richard, the Committee's compensation consultant.

Long-Term Incentive Plan – Beginning on December 13, 2007 (the "LTIP Effective Date") and ending on the earlier of (i) the completion of the Third LTIP Event Milestone or (ii) three (3) years from the LTIP Effective Date, LTIP equity grants to our named executive officers are in the form of RSU's and ISO's. Each RSU and ISO entitles the recipient to receive one share of our common stock upon vesting or upon a designated date or event following such vesting. Each ISO was granted with an exercise price of $0.99. Each named executive had the option of receiving their RSU grant in the form of RSU's or ISO's. If a named executive chose to receive ISO's in lieu of RSU's, then such named executive was granted twice as many ISO's, due to the $0.99 exercise price of such ISO's.

The total RSU's and ISO's in the LTIP pool awarded to our named executive officers was 775,000 shares, which consisted of 225,000 RSU's and 550,000 ISO's, representing 3.9% of the outstanding shares as of July 1, 2009.

The amount and percentage of the RSU's awarded, as adjusted for forfeitures, to all the named executive officers as a whole for the completion of each of the three LTIP Event Milestones are as follows:

LTIP Event Milestone	Percentage of LTIP RSU and ISO Award Pool	Total Amount of RSUs and ISO's Awarded As a Whole to All Named Executive Officers
First LTIP Event Milestone. The Execution of a Research Agreement to Conduct Phase I/II Trials at a Research Facility	20%	120,000
Second LTIP Event Milestone. The Filing and Acceptance by the U.S. FDA of an investigation new drug application, or IND, by the date set by the Committee	20%	120,000
Third LTIP Event Milestone. The Successful Completion of Phase I/II Trials Approved by the FDA by the date set by the Committee	60%	360,000

Each named executive officer eligible to receive an award pursuant to the LTIP is required to be employed by the Company upon the completion of each individual LTIP Event Milestone. If a named executive officer is no longer employed by the Company before the completion of an individual LTIP Event Milestone, then such named executive officer's respective RSU or ISO award tied to such uncompleted LTIP Event Milestone will be forfeited and so will that total portion of the whole LTIP award pool. The Committee shall have the sole discretion to reinstate any eliminated portion or segment of a LTIP Event Milestone award or that portion of a LTIP Event Milestone award for a successor to the LTIP Event Milestones.

The LTIP awards for each current named executive officer upon the completion of each individual LTIP Event Milestone shall be as follows:

Name	Title	Percentage of Total RSU's Awarded Upon Completion of a LTIP Event Milestone	Number of RSU's Awarded upon Completion of First LTIP Event Milestone	Number of RSU's Awarded upon Completion of Second LTIP Event Milestone	Number of RSU's Awarded upon Completion of Third LTIP Event Milestone
Joel P. Brooks (1)	Chief Financial Officer, Treasurer and Secretary	10%	10,000	10,000	30,000
John E. Thompson (2)	Executive Vice-President and Chief Scientific Officer	25%	50,000	50,000	150,000
Richard Dondero (2)	Vice-President of Research and Development	30%	60,000	60,000	180,000

(1) Represents RSU's.

(2) Represents ISO's.

As of the date hereof, the Committee has determined that the First LTIP Event Milestone has been met and the RSU's and Options related to such event shall vest two trading days after the filing of our quarterly report on Form 10-Q for the period ended September 30, 2010. The Committee has also determined that none of the remaining LTIP Event Milestones have been met and will expire on December 13, 2010.

Market Timing of Equity Awards. The Compensation Committee does not engage in any market timing of the equity awards made to the executive officers or other award recipients, and, accordingly, there is no established practice of timing our awards in advance of the release of favorable financial results or adjusting the award date in connection with the release of unfavorable financial developments affecting our business. In addition, we will attempt, when possible, to make equity awards to our executive officers and directors promptly after the release of our financial results. For example, the October 2010 awards shall vest two trading days after the filing of our quarterly report on Form 10-Q for the quarter ended September 30, 2010.

Executive Benefits and Perquisites

In General – The named executive officers also are provided with certain market competitive benefits. They are currently not provided with any perquisites. It is the Committee's belief that such benefits are necessary for us to remain competitive and to attract and retain top caliber executive officers, since such benefits are typically provided by companies in the biotechnology industry and with other companies with which we compete for executive talent.

Retirement Benefits – The named executive officers may participate in the company-wide 401(k) plan. We do not make any contributions to the 401(k) plan and do not have any additional retirement benefits.

Other Benefits and Perquisites – All administrative employees, including the named executive officers, are eligible to receive standard health, disability, and life insurance. We do not provide any additional benefits and perquisites.

IRC Section 162(m) compliance

As a result of Section 162(m) of the Internal Revenue Code, publicly-traded companies such as us are not allowed a federal income tax deduction for compensation, paid to the Chief Executive Officer and the four other highest paid executive officers, to the extent that such compensation exceeds $1 million per officer in any one year and does not otherwise qualify as performance-based compensation. Currently, our stock option compensation packages are structured so that compensation deemed paid to an executive officer in connection with the exercise of a stock option should qualify as performance-based compensation that is not subject to the $1 million limitation. However, other awards, like RSU's and ISO's, made under our stock incentive plans may or may not so qualify. In establishing the cash and equity incentive compensation programs for the executive officers, it is the Committee's view that the potential deductibility of the compensation payable under those programs should be only one of a number of relevant factors taken into consideration, and not the sole governing factor. For that reason the Committee may deem it appropriate to continue to provide one or more executive officers with the opportunity to earn incentive compensation, including cash bonus programs tied to our financial performance and RSU awards, which may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Internal Revenue Code. It is the Committee's belief that cash and equity incentive compensation must be maintained at the requisite level to attract and retain the executive officers essential to our financial success, even if part of that compensation may not be deductible by reason of the Section 162(m) limitation. For Fiscal 2010, none of our executive officer's compensation reached the $1 million limitation. The Committee will continue to evaluate such $1 million limitation in Fiscal 2011.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the Compensation, Discussion and Analysis with management, and based on this review and these discussions, the Compensation Committee recommended to the board that the Compensation, Discussion and Analysis be included in the Company's Annual Report on Form 10-K/A.

This report is submitted on behalf of the

Compensation Committee

David Rector, Chairman

John N. Braca

Other Compensation

Summary Compensation Table

The following table sets forth information concerning compensation for services rendered in all capacities during the fiscal years ended June 30, 2010, June 30, 2009 and June 30, 2008 awarded to, earned by or paid to: (i) each person who served as our Chief Executive Officer; (ii) our Chief Financial Officer; and (iii) each of our three other executive officers whose total compensation for Fiscal 2010 was in excess of $100,000, collectively referred to herein as the named executive officers. No other executive officers who would have otherwise been includable in such table on the basis of total compensation for Fiscal 2010 have been excluded by reason of their termination of employment or change in executive status during that year.

Name and Principal Position (a)	Year (1) (b)	Salary ($)(2) (c)	Bonus ($)(3) (d)	Stock Awards ($) (4) (e)	Option Awards ($) (5) (f)	Non-Equity Incentive Plan Compensation ($) (g)	*Change in* Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (6) (i)	Total ($) (j)
Leslie J. Browne, Ph.D. (7)	2010	$ 27,885	-	-	$ 9,120	-	-		$ 37,005
(President and Chief Executive Officer)	2009	-	-	-	-	-	-	-	-
	2008	-	-	-	-	-	-	-	-
Jack Van Hulst (8)	2010	$ 32,538	-	-	$ 41,976	-	-	-	$ 74,514
(Former President and Chief Executive Officer)	2009	-	-	-	-	-	-	-	-
	2008	-	-	-	-	-	-	-	-
Bruce C. Galton (9)	2010	$ 91,612	-	-	-	-	-	$ 97,875	$ 189,487
(Former President and Chief Executive Officer)	2009	$ 258,348	-	$ 39,600	$ 7,793	-	-	-	$ 305,741
	2008	$ 258,347	-	$ 49,723	$ 24,414	-	-	$ 14,711	$ 347,195
Joel P. Brooks	2010	$ 163,306	$15,000	-	$ 7,040	-	-	-	$ 185,346
(Chief Financial Officer, Secretary and Treasurer)	2009	$ 161,986	-	$ 16,800	$ 4,870	-	-	-	$ 183,656
	2008	$ 149,885	-	$ 36,903	$ 15,258	-	-	-	$ 202,046
Richard Dondero	2010	$ 146,677	$15,000	-	$ 7,040	-	-	-	$ 168,717
(Vice-President of Research)	2009	$ 145,507	-	-	$ 41,670	-	-	-	$ 187,177
	2008	$ 130,008	-	-	$ 69,920	-	-	-	$ 199,928
Sascha P. Fedyszyn (10)	2010	$ 56,407	-	-	-	-	-	$ 42,666	$ 99,073
(Former Vice-President of Corporate Development and Secretary)	2009	$ 108,091	-	$ 25,200	$ 4,870	-	-	-	$ 138,161
	2008	$ 103,634	-	$ 24,948	$ 14,247	-	-	$ 3,731	$ 146,560
John E. Thompson Ph.D.	2010	$65,000	-	-	-	-	-	-	$ 65,000
(Executive Vice-President and Chief Scientific Officer)	2009	$ 65,000	-	-	$ 26,950	-	-	-	$ 91,950
	2008	$ 65,000	-	-	$ 54,280	-	-	-	$119,280

(1) Senesco's fiscal year ends on June 30.

(2) Such amount represents actual salary paid, including such amounts deferred in connection with our 401K plan.

(3) The bonus earned for the fiscal year ended June 30, 2010 was declared and paid in October 2010. There were no bonuses earned or paid during the fiscal years ended June 30, 2009 and June 30, 2008.

(4) The amounts shown are the compensation costs recognized in our financial statements related to RSU's awarded to each named executive officer, to the extent we recognized compensation cost for such awards in accordance with the provisions of SFAS 123R. The fair values of the RSU's awarded were calculated based on the fair market value of the underlying shares of common stock on the respective grant dates and were not adjusted to take into account any estimated forfeitures. The following table shows the portion of the overall amount of the compensation cost attributable to each RSU.

Name	Grant Date	# of Shares Subject to RSU Associated With Cost	Compensation Cost in Fiscal 2009	Compensation Cost in Fiscal 2008
Bruce C. Galton	11/19/2008	66,000	$ 39,600	$ -
	12/13/2007	52,225	$ -	$ 49,723
Joel P. Brooks	11/19/2008	28,000	$ 16,800	$ -
	12/13/2007	37,275	$ -	$ 36,903
Sascha P. Fedyszyn	11/19/2008	42,000	$ 25,200	$ -
	12/13/2007	25,200	$ -	$ 24,948

(5) The amounts shown are the compensation costs recognized in our financial statements related to stock options granted to each named executive officer, to the extent we recognized compensation cost for such awards in accordance with the provisions of SFAS 123R. For a discussion of valuation assumptions used in the SFAS 123R calculations, see Note 12 of Notes to Consolidated Financial Statements. The grant date fair values used to calculate such compensation costs were not adjusted to take into account any estimated forfeitures. The following table shows the portion of the overall amount of the compensation cost attributable to each.

Name	Option Grant Date	Exercise Price	# of Shares Associated With Charge	Compensation Cost in Fiscal 2010	Compensation Cost in Fiscal 2009	Compensation Cost in Fiscal 2008
Leslie J. Browne, Ph.D.	5/25/2010	$0.55	1,000,000	9,120	-	-
Jack Van Hulst	2/19/2010	$0.29	37,500	7,920	-	-
	5/20/2010	$0.61	75,000	34,056	-	-
	12/13/2007	-	-	-	-	-
Bruce C. Galton	12/14/2006	$1.08	40,000	-	$ 7,793	$16,320
	12/14/2005	$1.40	40,000	-	-	$ 8,094
	2/19/2010	$0.29	300,000	7,040	-	-
Joel P. Brooks	12/14/2006	$1.08	25,000	-	$ 4,870	$10,199
	12/14/2005	$1.40	25,000	-	-	$ 5,059
	2/19/2010	$0.29	300,000	7,040	-	-
	11/19/2008	$0.60	80,000	-	$36,800	-
Richard Dondero	12/13/2007	$0.99	71,924	-	-	$54,662
	12/14/2006	$1.08	25,000	-	$ 4,870	$10,199
	12/14/2005	$1.40	25,000	-	-	$ 5,059
Sascha P. Fedyszyn	12/14/2006	$1.08	25,000	-	$ 4,870	$10,199
	12/14/2005	$1.40	20,000	-	-	$ 4,048
	11/19/2008	$0.60	48,000	-	$22,080	-
	12/13/2007	$0.99	52,676	-	-	$40,033
John E. Thompson Ph.D.	12/14/2006	$1.08	25,000	-	$ 4,870	$10,199
	12/14/2005	$1.40	20,000	-	-	$ 4,048

(6) Such amount represents unused vacation time and severance paid during the fiscal year ended June 30, 2010 and unused vacation time paid during the fiscal year ended June 30, 2008.

(7) Dr. Browne was appointed President and Chief Executive Officer on May 25, 2010.

(8) Mr. Van Hulst served as our President and Chief Executive Officer from November 16, 2009 through May 24, 2010.

(9) Mr. Galton resigned as our President and Chief Executive Officer on November 16, 2009.

(10) Mr. Fedyszyn resigned as our Vice-President Corporate Development and Secretary on February 1, 2010.

Executive Compensation Agreements

On July 1, 2003, Joel P. Brooks entered into an employment agreement with Senesco for a term of three (3) years. The agreement automatically renewed for successive one-year terms thereafter, unless written notice of termination was provided at least 120 days prior to the end of the applicable term. Notice of termination of the agreement was provided on May 18, 2009, and Mr. Brooks' employment agreement expired on June 30, 2010.

On July 19, 2004, we hired Richard Dondero as our new Vice President of Research and Development. In conjunction with Mr. Dondero's appointment, we entered into a three (3) year employment agreement with Mr. Dondero, effective July 19, 2004. The agreement automatically renewed for successive one (1) year terms thereafter, unless written notice of termination was provided at least 120 days prior to the end of the applicable term. Notice of termination of the agreement was provided on May 18, 2009 and Mr. Dondero's employment agreement expired on July 18, 2010. The agreement provides Mr. Dondero with an annual base salary of $110,000 plus certain benefits, including potential bonuses, equity awards and other perquisites as determined by our board. Our board has since approved several increases in Mr. Dondero's base salary, which is currently $147,300.

On May 25, 2010, we hired Leslie J. Browne, Ph.D. as our new President and Chief Executive Office. In conjunction with Dr. Browne's appointment, we entered into an agreement whereby we will pay six months of severance at his base salary in effect at such time, in the event that Dr. Browne is terminated without cause within the first year of employment, which would amount to $125,000. He would also be provided with a continuation of his medical benefits for a period of six months from the date of termination.

Grants of Plan-Based Awards

The following Grants of Plan Based Awards table provides additional information about stock and option awards and equity incentive plan awards granted to our named executive officers during the fiscal year ended June 30, 2010.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Equity Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	
Leslie J. Browne, Ph.D.	5/25/2010	-	-	-	-	-	-	-	1,000,000	$0.55	$440,000
Jack Van Hulst	2/19/2010	-	-	-	-	-	-	-	37,500	$0.29	$ 8,250
	5/20/2010	-	-	-	-	-	-	-	75,000	$0.61	$ 34,500
Joel P. Brooks	2/19/2010	-	-	-	-	-	-	-	300,000	$0.29	$ 66,000
Richard Dondero	2/19/2010	-	-	-	-	-	-	-	300,000	$0.29	$ 66,000

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the equity awards we have made to our named executive officers which are outstanding as of June 30, 2010.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexer-cisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) (1)
Leslie J. Browne, Ph.D.	-	-	1,000,000 (2)	$0.55	5/25/2020	-	-	-	-
Jack Van Hulst	37,500	-	-	$0.29	2/19/2020	-	-	-	-
	75,000	-	-	$0.61	5/20/2020	-	-	-	-
Bruce C. Galton	130,000 (3)	-	-	$2.10	10/05/2011	-	-	-	-
	300,000 (4)	-	-	$2.05	12/01/2011	-	-	-	-
	50,000 (5)	-	-	$2.16	06/19/2013	-	-	-	-
	30,000 (5)	-	-	$3.15	12/16/2013	-	-	-	-
	35,000 (5)	-	-	$3.45	12/16/2014	-	-	-	-
	40,000 (5)	-	-	$1.40	12/14/2015	-	-	-	-
	40,000 (5)	-	-	$1.08	12/14/2016	-	-	-	-
Joel P. Brooks	120,000 (6)	-	180,000	$0.29	2/19/2020	-	-	-	-
	25,000 (5)	-	-	$2.25	12/01/2010	-	-	-	-
	15,000 (5)	-	-	$2.15	11/01/2011	-	-	-	-
	12,500 (5)	-	-	$1.65	10/09/2012	-	-	-	-
	20,000 (5)	-	-	$2.16	06/19/2013	-	-	-	-
	15,000 (5)	-	-	$3.15	12/16/2013	-	-	-	-
	20,000 (5)	-	-	$3.45	12/16/2014	-	-	-	-
	25,000 (5)	-	-	$1.40	12/14/2015	-	-	-	-
	25,000 (5)	-	-	$1.08	12/14/2016	-	-	-	-
	-	-	-	-	-	-	-	50,000 (7)	$16,000
Richard Dondero	120,000 (6)	-	180,000	$0.29	2/19/2020	-	-	-	-
	10,000 (5)	-	-	$3.45	12/16/2014	-	-	-	-
	25,000 (5)	-	-	$1.40	12/14/2015	-	-	-	-
	25,000 (5)	-	-	$1.08	12/14/2016	-	-	-	-
	71,924 (8)	-	-	$0.99	12/13/2017	-	-	-	-
	-	-	300,000 (8)	$0.99	12/13/2017	-	-	-	-
	76,000 (8)	-	-	$0.60	11/19/2018	-	-	-	-
Sascha P. Fedyszyn	35,000 (5)	-	-	$2.25	12/01/2010	-	-	-	-
	10,000 (5)	-	-	$2.15	11/01/2011	-	-	-	-
	10,000 (5)	-	-	$1.65	10/09/2012	-	-	-	-
	20,000 (5)	-	-	$2.16	06/19/2013	-	-	-	-
	15,000 (5)	-	-	$3.15	12/16/2013	-	-	-	-
	20,000 (5)	-	-	$3.45	12/16/2014	-	-	-	-
	20,000 (5)	-	-	$1.40	12/14/2015	-	-	-	-
	25,000 (5)	-	-	$1.08	12/14/2016	-	-	-	-
	-	-	-	-	-	-	-	-	-
John E. Thompson Ph.D.	80,000 (5)	-	-	$2.05	12/01/2011	-	-	-	-
	20,000 (5)	-	-	$2.35	01/07/2013	-	-	-	-
	20,000 (5)	-	-	$3.15	12/16/2013	-	-	-	-
	55,000 (5)	-	-	$3.45	12/16/2014	-	-	-	-
	20,000 (5)	-	-	$1.40	12/14/2015	-	-	-	-

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexer-cisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j) (1)
	25,000 (5)	-	-	$1.08	12/14/2016	-	-	-	-
	52,676 (8)	-	-	$0.99	12/13/2017	-	-	-	-
	-	-	250,000 (8)	$0.99	12/13/2017	-	-	-	-
	48,000 (8)	-	-	$0.60	11/19/2018	-	-	-	-

(1) The amounts in this column are calculated by multiplying the number in column (i) by the closing price on June 30, 2010 of $0.32.

(2) One-third of such options will vest on the first anniversary of the date of grant with one-thirtysixth of the balance vesting each month thereafter.

(3) 100,000 of such options vested on the date of grant and an additional 10,000 options vested on each of the one month, two month and three month anniversary of the date of grant.

(4) 100,000 of such options vested on each of the first, second and third anniversary of the date of grant.

(5) One-third of such options vested on the date of grant and an additional one-third of such options vested or will vest on each of the first and second anniversary of the date of grant.

(6) 60,000 of such options vested on the date of grant and an additional 60,000 of such options vested on June 30, 2010. One-third of the remaining options will vest on each of June 30, 2011, June 30, 2012 and June 30, 2013.

(7) Such amounts consist of performance based RSU's which will vest if certain milestones are met under our long-term incentive plan.

(8) Such amounts consist of performance based options which have vested upon the achievement of certain milestones or will vest if certain milestones are met under our and long-term incentive plan.

Options Exercised and Stock Vested

The table below shows option exercise and stock award vesting activity for our named executive officers during the year ended June 30, 2010.

	Option Awards		Stock Awards	
	Number of Shares		Number of Shares	
	Acquired on Exercise	Value Realized on Exercise	Acquired on Vesting	Value Realized on Vesting
Name	(#)	($)	(#)	($)(1)
(a)	(b)	(c)	(d)	(e)
Leslie J. Browne Ph.D.	--	--	--	--
Jack Van Hulst	--	--	--	--
Bruce C. Galton	--	--	49,500	$ 19,800
Joel P. Brooks	--	--	26,600	$ 10,374
Sascha Fedyszyn	--	--	39,900	$ 15,561
Richard Dondero	--	--	--	--
John E. Thompson, Ph.D.	--	--	--	--

(1) Such amounts in this column were calculated by multiplying the number in column (d) by the closing price on the date of vesting.

Employment Contracts, Termination of Employment, and Change-in-Control Arrangements

Executive Severance. Certain of our named executive officer's have employment agreements which contain severance provisions. The following table shows the potential incremental payments to our named executive officers in the event of their termination or termination in connection with a change of control of our company as of June 30, 2010. John E. Thompson, Ph.D. is not included in this table as he does not have an employment contract or any termination or change if control arrangements.

	Leslie J. Browne, Ph.D.		Joel P. Brooks (1)		Richard Dondero (2)	
Benefit	**Without Cause $ (3)**	**Change in Control $**	**Without Cause $**	**Change in Control $**	**Without Cause $ (3)**	**Change in Control $ (4)**
Cash Severance[5]	$ 125,000	$ -	$ -	$ -	$ 143,000	$ 125,457
# of Months	6	-	-	-	12	12
Equity						
Unvested Restricted Stock	$ -	$ -	$ -	$ -	$ -	$ -
Unvested RSU's	$ -	$ -	$ -	$ -	$ -	$ -
Unvested Options	$ -	$ -	$ -	$ -	$ -	$ -
Common Stock	$ -	$ -	$ -	$ -	$ -	$ -
Other Benefits						
Health, Disability and Life Insurance	$ -	$ -	$ -	$ -	$ -	$ -
Total	$ 125,000	$ -	$ -	$ -	$ 143,000	$ 125,457

(1) Mr. Brooks' employment agreement terminated on June 30, 2010.

(2) Mr. Dondero's employment agreement terminated on July 19, 2010.

(3) Such amounts are calculated using the named executive's base salary in effect as of June 30, 2010 multiplied by the number of months of severance the named executive is entitled to.

(4) Such amounts are calculated using the named executive's average compensation paid during the past five years multiplied by the number of months of severance the named executive is entitled to.

(5) Such amounts are payable as a lump sum.

Compensation of Directors

Equity Grants Fiscal 2010:

We do not automatically grant options or other equity to our board. Our Compensation Committee reviews the equity program each year with its compensation consultant and determines the appropriate level of the equity awards. We provide reimbursement to directors for reasonable and necessary expenses incurred in connection with attendance at meetings of the board of directors and other Senesco business.

In October 2010, the Committee granted the following options to the directors for their service during Fiscal 2010. Such grants will be effective two (2) trading days after we file our quarterly report on Form 10-Q for the quarter ended September 30, 2010:

Director	Total # of Options Granted
Harlan W. Waksal, M.D.	200,000
Rudolf Stalder................	100,000
Christopher Forbes	125,000
Thomas C. Quick...........	100,000
John N. Braca	150,000
David Rector..................	150,000
Jack Van Hulst(1)..........	100,000
Warren J. Isabelle	100,000

(1) Mr. Van Hulst was employed by the Company from November 16, 2009 through May 24, 2010.

Such grants will vest as follows: one-half (1/2) upon the date of grant and the remaining one-half (1/2) will vest one (1) year from the date of grant.

Additionally, In October 2010, the Committee granted an additional 500,000 options to Harlan W. Waksal, M.D. for his commitment, leadership and individual performance during Fiscal 2010. Such grant will be effective two (2) trading days after we file our quarterly report on Form 10-Q for the quarter ended September 30, 2010. Twenty-five percent (25%) of such options shall vest on the first anniversary of the date of grant and one-thirty-six of such grant each month thereafter.

Commencing in Fiscal 2009, after review and consultation with the Compensation Committee's compensation consultant, we implemented a new compensation plan for our directors pursuant to which we pay each director cash compensation as consideration for their service on our board as follows:

Annual (Base) Retainer	$	10,000
Per Scheduled Board Meeting Fee	$	1,500(1)
Per Committee Meeting Fee	$	750(2)
Additional Annual Retainer:		
Chairman of the Board	$	5,000
Audit Committee Chair	$	3,500
Compensation Committee Chair	$	3,500
Nominating and Corporate Governance Committee Chair	$	1,500
Non-Chair Committee Member Additional Retainer (All Committees)	$	1,000
Maximum Per Diem For All Meetings	$	2,000

(1) $750 for telephonic meetings (less than 30 minutes: $375).

(2) $375 for telephonic meetings.

Such cash compensation is paid in quarterly increments. A director may elect, provided such election is made prior to the time the cash award is made, to receive, in lieu of such cash payments, either (i) restricted stock units, or RSU's, in an amount equal to such cash award or (ii) twice the number of options in an amount equal to such cash award. Such election to receive (y) cash or (z) equity in the form of RSU's or options applies for the entire year. The directors have all elected to receive options in lieu of cash for Fiscal 2010 and Fiscal 2011, except for Messrs. Braca and Rector, who have elected to receive their retainer fees in cash and their meeting fees in options, and Mr. Isabelle, who has elected to receive his fees in cash. The RSU's or options are granted effective two (2) days following the filing of our quarterly reports on Form 10-Q. The exercise price will be the closing price on the day before the grant date.

Further, in consideration for his service on a Finance Committee of the board, from November 16, 2009 through May 31, 2010, Mr. Braca received additional board compensation in the amount of $6,000 a month as well as 10,000 options per month to purchase shares of the Company's common stock. Such options vested on the last business day of the fiscal quarter in accordance with the terms of the Company's 2008 Incentive Compensation Plan, but shall not be issued until at least two (2) trading days after the Company issues its financial results for such quarter. The Committee further indicated that such compensation was in addition to any other fees received by Mr. Braca for his service on the board and its other committees.

Director Compensation

The table below shows the compensation paid or awarded to our independent directors during the fiscal year ended June 30, 2010.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards (1) ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Rudolf Stalder.........	--	--	$ 56,153	--	--	--	$ 56,153
Christopher Forbes..	--	--	$ 42,632	--	--	--	$ 42,632
Thomas C. Quick....	--	--	$ 32,928	--	--	--	$ 32,928
John N. Braca	$57,125	--	$ 60,226	--	--	--	$ 117,351
David Rector...........	$18,125	--	$ 43,248	--	--	--	$ 61,373
Jack Van Hulst(2).....	--	--	$ 33,502	--	--	--	$ 33,502
Harlan W. Waksal, M.D.	--	--	$ 57,132	--	--	--	$ 57,132
Warren J. Isabelle...	$26,300	--	$ 4,362	--	--	--	$ 30,662

(1) Represents the aggregate grant date fair value for stock options granted in Fiscal 2010 accounted for in accordance with the FASB ASC Topic 718. For information regarding assumptions underlying the FASB ASC Topic 718 valuation of equity awards, see Note 7 of the Consolidated Financial Statements in our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2010.

(2) Mr. Van Hulst was employed by the Company from November 16, 2009 through May 24, 2010.

Director	Option Grant Date	Exercise Price	# of Shares Associated With Charge	Compensation Cost in Fiscal 2010
Rudolf Stalder	5/20/2010	$0.61	10,041	$ 4,464
	2/19/2010	$0.29	56,666	$11,719
	11/19/2009	$0.39	122,949	$ 26,998
	11/19/2008	$0.60	80,000	$12,972
Christopher Forbes	5/20/2010	$0.67	9,631	$ 4,228
	2/19/2010	$0.32	54,166	$10,692
	11/19/2009	$0.43	88,718	$19,957
	11/19/2008	$0.66	50,000	$ 7,755
Thomas C. Quick	5/20/2010	$0.61	6,967	$ 3,097
	2/19/2010	$0.29	43,334	$ 8,961
	11/19/2009	$0.39	60,898	$14,384
	11/19/2008	$0.60	40,000	$ 6,486
John N. Braca	5/20/2010	$0.61	35,533	$15,800
	2/19/2010	$0.29	65,834	$13,614
	11/19/2009	$0.39	88,462	$19,462
	11/19/2008	$0.60	70,000	$11,350
David Rector	5/20/2010	$0.61	5,533	$ 2,460
	2/19/2010	$0.29	50,834	$10,512
	11/19/2009	$0.39	86,539	$18,926
	11/19/2008	$0.60	70,000	$11,350
Jack Van Hulst(1)	5/20/2010	-	-	-
	2/19/2010	$0.29	29,166	$ 6,031
	11/19/2009	$0.39	86,410	$20,985
	11/19/2008	$0.60	40,000	$ 6,486
Harlan W. Waksal, M.D.	5/20/2010	$0.61	22,951	$10,205
	2/19/2010	$0.29	77,500	$16,027
	11/19/2009	$0.39	136,923	$30,900
	11/19/2008	-	-	-
Warren J. Isabelle	11/19/2009	$0.39	25,000	$ 4,362

(1) Mr. Van Hulst was employed by the Company from November 16, 2009 through May 24, 2010.

As described above, on November 19, 2009, February 19, 2010, and May 20, 2010, each of our non-employee directors received options to purchase shares of our common stock pursuant to the provisions of the 2008 Stock Plan. The options have an exercise price of $0.39 per share, $0.29 per share and $0.61 per share, respectively, the fair market value of the common stock on the grant dates (except for the grants to Christopher Forbes, which have exercise prices of $0.66 per share, $0.43 per share, $0.32 per share and $0.67 per share, respectively (110% of the fair market value of the common stock on the grant date)).

The following table shows the total number of shares of our common stock subject to option awards (vested and unvested) for each non-employee director as of June 30, 2010:

Director	Total # of Options Outstanding
Rudolf Stalder	909,951
Christopher Forbes	478,211
Thomas C. Quick	371,205
John N. Braca	469,569
David Rector	452,646
Jack Van Hulst(1)	378,032
Harlan W. Waksal, M.D.	263,958
Warren J. Isabelle	25,000

(1) Mr. Van Hulst was employed by the Company from November 16, 2009 through May 24, 2010.

Dr. Thompson has received compensation for providing research and development management services to us. See "Certain Relationships and Related Transactions" which sets forth the details of the compensation for Dr. Thompson.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of our company or any of our subsidiaries. In addition, no member of the Compensation Committee had any relationships with us or any other entity that requires disclosure under the regulations promulgated by the SEC, and none of our executive officers served on the compensation committee or board of any company that employed any member of our board.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth, as of September 30, 2010, the beneficial ownership of the common stock of by (i) each person known by us to be the beneficial owner of more than 5% of the total number of shares of our common stock outstanding as of such date; (ii) each of our directors and our named executive officers; and (iii) all of our directors and our current executive officers as a group.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership(2)	Percent of Class(3)
(i) Certain Beneficial Owners:		
Partlet Holdings Limited International House, 1st Floor 41, The Parade St. Helier, JERSEY, Channel Islands	7,961,309 (4)	11.4%
(ii) Directors, Named Executives and Chief Executive Officer:		
Harlan W. Waksal, M.D.	2,878,459 (5)	4.3%
Rudolf Stalder	2,552,951 (6)	3.9%
Leslie J Browne, Ph.D.	-	-
John E. Thompson, Ph.D.	892,676 (7)	1.4%
Christopher Forbes	18,131,977 (8)	24.2%
Thomas C. Quick	1,589,540 (9)	2.4%
David Rector	841,257 (10)	1.3%
Jack Van Hulst	444,972 (11)	*
John N. Braca	678,092 (12)	1.1%
Warren Isabelle	194,323 (13)	*
Joel P. Brooks	318,375 (14)	*
Richard Dondero	327,924 (15)	*
(iii) All Directors and current executive officers as a group (12 persons)	28,850,546 (16)	35.2%

* Less than 1%

(1) Unless otherwise provided, all addresses should be care of Senesco Technologies, Inc., 303 George Street, Suite 420, New Brunswick, New Jersey 08901.

(2) Except as otherwise indicated, all shares of common stock are beneficially owned and sole investment and voting power is held by the persons named.

(3) Applicable percentage of ownership is based on 64,302,322 shares of our common stock outstanding as of September 30, 2010, plus any common stock equivalents and options or warrants held by such holder which are presently or will become exercisable within sixty (60) days after September 30, 2010.

(4) Includes 3,618,056 shares of common stock issuable pursuant to presently exercisable warrants.

(5) Includes 625,000 shares of common stock issuable pursuant to the conversion of 200 shares of Series B convertible preferred stock and 1,431,291 shares of common stock issuable pursuant to presently exercisable options and warrants.

(6) Includes 1,499,013 shares of common stock issuable pursuant to presently exercisable options and warrants.

(7) Represents 572,000 shares of common stock held by 2091794 Ontario Ltd. and 320,676 shares of common stock issuable pursuant to presently exercisable options issued to John E. Thompson, Ph.D. Excludes 250,000 shares of common stock underlying options which become exercisable upon the achievement of certain performance milestones.

(8) Includes 3,125,000 shares of common stock issuable pursuant to the conversion of 1,200 shares of Series B convertible preferred stock and 7,569,688 shares of common stock issuable pursuant to presently exercisable options and warrants.

(9) Represents 675,173 shares of common stock and 150,389 shares of common stock issuable pursuant to warrants issued to Thomas C. Quick Charitable Foundation. Represents 139,734 shares of common stock and 371,205 shares of common stock issuable pursuant to presently exercisable options or issued to Thomas C. Quick.

(10) Includes 590,511 shares of common stock issuable pursuant to presently exercisable options and warrants.

(11) Includes 409,904 shares of common stock issuable pursuant to presently exercisable options and warrants.

(12) Includes 540,128 shares of common stock issuable pursuant to presently exercisable options and warrants.

(13) Includes 92,559 shares of common stock issuable pursuant to presently exercisable options and warrants.

(14) Includes 277,500 shares of common stock issuable pursuant to presently exercisable options. Excludes 180,000 shares of common stock underlying options which become exercisable more than sixty (60) days after September 30, 2010 and 50,000 shares of common stock underlying RSU's which become vested upon the achievement of certain performance milestones.

(15) Includes 327,924 shares of common stock issuable pursuant to presently exercisable options. Excludes 180,000 shares of common stock underlying options which become exercisable more than sixty (60) days after September 30, 2010 and 300,000 shares of common stock underlying options which become vested upon the achievement of certain performance milestones.

(16) See Notes 6 through 15.

The following table reflects information relating to equity compensation plans as of June 30, 2010.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans**
Equity compensation plans approved by security holders	7,319,172[(1)]	$1.13	7,935,712[(2)]
Equity compensation plans not approved by security holders	--	--	--
Total	7,319,172[(1)]	$1.13	7,935,712[(2)]

(1) Issued pursuant to our 1998 Stock Plan and 2008 Stock Plan.

(2) Available for future issuance pursuant to our 2008 Stock Plan.

Item 13. Certain Relationships and Related Transactions, and Director Independence.
Contractual Relationships

Service Agreements

Christopher Forbes, our director, is also Vice Chairman of Forbes, Inc., which publishes Forbes Magazine. Forbes, Inc. has provided and will continue to provide us with introductions to strategic alliance partners and, from time to time, use of its office space. In recognition of these services, during the last two fiscal years, we granted to Forbes, Inc. warrants to purchase shares of our common stock as follows:

Date of Grant	# of Warrant Shares	Exercise Price	Value of Services on Date of Grant	# of Warrant Shares Vested
November 19, 2008	500	$0.60	$ 230	334

The exercise price of the warrants granted to Forbes, Inc. represented the fair market value of our common stock on the dates of grant.

Research and Development Agreements

Effective September 1, 1998, we entered into a three-year research and development agreement, which has been extended for successive periods through November 30, 2010, with John E. Thompson, Ph.D. and the University of Waterloo in Waterloo, Ontario, Canada, referred to as the University. Dr. Thompson is our director and officer and beneficially owns approximately 1.4% of our common stock. Dr. Thompson is the Associate Vice President, Research and former Dean of Science of the University. Dr. Thompson and the University will provide research and development under our direction. Research and development expenses under this agreement for the years ended June 30, 2010 and 2009 aggregated US $672,693 and US $653,104, respectively. Effective September 1, 2010, we, Dr. Thompson and the University extended the agreement for an additional three-month period through November 30, 2010 in the amount of CAN $164,200. As of September 30, 2010, such amount represented approximately US $164,200.

Consulting Agreement

Effective May 1, 1999, we entered into a three-year consulting agreement, which has been extended for successive periods through June 30, 2011, for research and development with Dr. Thompson. This agreement provided for monthly payments of $3,000 through June 2004. However, effective January 1, 2003, 2006 and 2007, the agreement was amended to increase the monthly payments from $3,000 to $5,000, from $5,000 to $5,200, and from $5,200 to $5,417, respectively.

Debt / Equity Transactions

Transaction With Stanford Entities

As previously disclosed in a Form 8-K filed on November 9, 2009, on November 6, 2009, each of Stanford Venture Capital Holdings, Inc., or SVCH, and Stanford International Bank, Ltd., or SIBL (collectively SVCH and SIBL are referred to herein as Stanford), who are the beneficial owners of a significant interest in Senesco Technologies, Inc., simultaneously entered into definitive agreements with certain members of the Company's Board of Directors to sell all of their respective interests in the Company, including shares of common stock, convertible debentures and warrants, (the "Securities") held by each of the Stanford entities to each of Harlan W. Waksal, M.D., Rudolf Stalder, Christopher Forbes, David Rector, John N. Braca, Jack Van Hulst, Warren Isabelle and the Thomas C. Quick Charitable Foundation. Each of Harlan W. Waksal, M.D., Rudolf Stalder, Christopher Forbes, David Rector, John N. Braca, Jack Van Hulst and Warren Isabelle are members of the Company's Board of Directors, also referred to herein as the Insiders. The Thomas C. Quick Charitable Foundation is an affiliate of Mr. Thomas C. Quick who is also a member of the Company's Board of Directors. Such transaction was negotiated privately between Stanford and the foregoing persons and their affiliates and was subject to certain closing conditions.

On February 19, 2010, SVCH and the Insiders closed on their definitive agreement to sell all of their Securities for an aggregate purchase price of $890,000. As a result of the transaction, the members of the Company's Board of Directors, as a group, will beneficially own a controlling interest of approximately 40.9% of the Company's common stock. In addition, Mr. Christopher Forbes, who was the main investor in the transaction, will, individually, beneficially own approximately 27.5% of the Company's common stock. The Insiders have not closed on the agreement between them and SIBL as certain closing conditions to that agreement have not been met as of yet.

On March 4, 2010, the insiders of Senesco Technologies, Inc. who had previously purchased all of the convertible debentures, warrants and common stock of Senesco which were previously held by Stanford Venture Capital Holdings, Inc., notified the Company that they have elected, subject to stockholder approval, to convert their convertible debentures at a conversion price of $0.83. Under the terms of the convertible debentures, such convertible debentures could have converted at a floating conversion rate equal to the lower of $0.83, or 80 percent of the lowest daily Volume-Weighted Average Price (VWAP) for the five-day period immediately preceding the conversion date, which equated to $0.22. The conversion of the debentures was approved by our stockholders on May 25, 2010.

Transaction with JMP Securities

On February 17, 2010, the Company entered into a credit agreement with JMP Securities LLC, also referred to herein as the Credit Agreement. The agreement provides the Company with, subject to certain restrictions, including the existence of suitable collateral, up to a $3.0 million line of credit upon which the Company may draw at any time, also referred to herein as the Line of Credit. Any draws upon the Line of Credit accrue at a monthly interest rate of (i) the broker rate in effect at the time of the draw (which is currently 2.0%), plus (ii) 2.75%. There are no other conditions or fees or expenses associated with the Line of Credit. The Line of Credit is not secured by any assets of the Company, but it is secured by certain assets of the Chairman of our Board of Directors, Harlan W. Waksal, M.D., which are currently held by JMP Securities.

March 2010 Transaction with Christopher Forbes and Harlan W. Waksal, M.D.

On June 2, 2010, we sold 1,200 shares of 10% Series B Preferred Stock to Christopher Forbes and Harlan W. Waksal, M.D. for cash. We received proceeds in the amount of $1,200,000.

Pursuant to the securities purchase agreement, the Series B Preferred Stock is convertible into approximately 3,750,000 shares of our common stock. In addition, Mr. Forbes and Dr. Waksal received immediately exercisable warrants to purchase up to approximately 3,750,000 shares of our common stock.

Each share of Preferred Stock has a stated value of $1,000 (the "Stated Value"). Each holder of shares of Preferred Stock is entitled to receive semi-annually dividends at the rate of 10% per annum of the Stated Value for each share of Preferred Stock. Except in limited circumstances, we can elect to pay the dividends in cash or shares of common stock. If the dividends are paid in shares of common stock, such shares will be priced at the lower of 90% of the average VWAP for the 20 days immediately preceding the payment date or $0.224. The dividends are subject to a 30% make whole provision.

The shares of Preferred Stock are convertible into shares of common stock at an initial conversion price of $0.32 per share and are convertible at any time, The conversion price is subject to adjustment if we sell or grant any common stock or common stock equivalents, subject to certain exclusions, at an effective price per share that is lower than the conversion price of the Preferred Stock. After 18 months from the date of issuance of the Preferred Stock, if our common stock trades above $0.80 for 20 out of 30 consecutive trading days, the Preferred Stock will no longer be subject to adjustment.

We may force conversion of the Preferred Stock if our common stock trades above $0.80 for 20 out of 30 consecutive trading days and there is an effective registration statement for the underlying common stock or such underlying common stock is freely tradable under rule 144.

Warrants

Pursuant to the purchase agreement, we delivered a Series B Warrant to Mr. Forbes and Dr. Waksal. Each Warrant has an initial exercise price of $0.35 per share of common stock. The Warrants are immediately exercisable and have a five year term.

Review and Approval of Related Person Transactions

Our Audit Committee Charter requires that our Audit Committee review and approve or ratify transactions involving us and any executive officer, director, director nominee, 5% stockholder and certain of their immediate family members, also referred to herein as a related person. The policy and procedures cover any transaction involving a related person, also referred to herein as a related person transaction, in which the related person has a material interest and which does not fall under an explicitly stated exception set forth in the applicable disclosure rules of the SEC.

A related person transaction will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. In considering related person transactions, the Audit Committee will consider any information considered material to investors and the following factors:

- the related person's interest in the transaction;
- the approximate dollar value of the transaction;
- whether the transaction was undertaken in the ordinary course of our business;
- whether the terms of the transaction are no less favorable to us than terms that we could have reached with an unrelated third party; and
- the purpose and potential benefit to us of the transaction.

Item 14. Principal Accounting Fees and Services.

The aggregate fees billed by McGladrey & Pullen, LLP and RSM McGladrey, Inc. for services performed for the years ended June 30, 2010 and 2009 are as follows:

	2010	2009
Audit Fees	$ 91,000	$ 105,000
Audit Related Fees	8,500	8,000
Tax Fees	-	5,815
All Other Fees	[illegible]	1,715
Total Fees	$ 99,500	$ 120,530

AUDIT FEES

The aggregate audit fees for the years ended June 30, 2010 and 2009 were primarily related to the audit of the our annual financial statements and review of those financial statements included in our quarterly reports on Form 10-Q and fees for professional services rendered in connection with documents filed with the Securities and Exchange Commission.

AUDIT RELATED FEES

Audit related fees for the years ended June 30, 2010 and 2009 were primarily incurred in connection with our equity offerings and fees in connection with correspondence with the SEC and the NYSE Amex.

TAX FEES

Tax fees for the year ended June 30, 2009 related to the review of our tax returns.

ALL OTHER FEES

All other fees for the year ended June 30, 2009 related to consultations in connection with our short-term and long-term incentive plans.

Pre-Approval Policies and Procedures

In accordance with its charter, the Audit Committee is required to approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform the specific non-audit services prescribed by law or regulation.

The Audit Committee has adopted policies and procedures relating to the pre-approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

The Audit Committee has also delegated to the chairman of the Audit Committee the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any approval of services by a member of the Audit Committee pursuant to this delegated authority is reported on at the next meeting of the Audit Committee.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) (3) Exhibits.

Reference is made to the Exhibit Index on Page 43.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized this 25th day of October 2010.

SENESCO TECHNOLOGIES, INC.

By: /s/ Leslie J. Browne
Leslie J. Browne, President and
Chief Executive Officer
(principal executive officer)

By: /s/ Joel Brooks
Joel Brooks, Chief Financial Officer
(principal financial and accounting
officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	**Title**	**Date**
/s/ Harlan W. Waksal, M.D Harlan W. Waksal, M.D.	Chairman and Director	October 25, 2010
/s/ Leslie J. Browne Leslie J. Browne	President and Chief Executive Officer (principal executive officer)	October 25, 2010
/s/ Joel Brooks Joel Brooks	Chief Financial Officer and Treasurer (principal financial and accounting officer)	October 25, 2010
/s/ John E. Thompson John E. Thompson	Executive Vice President, Chief Scientific Officer and Director	October 25, 2010
/s/ John Braca John Braca	Director	October 25, 2010
/s/ Christopher Forbes Christopher Forbes	Director	October 25, 2010
/s/ Warren J. Isabelle Warren J. Isabelle	Director	October 25, 2010
/s/ Thomas C. Quick Thomas C. Quick	Director	October 25, 2010
/s/ David Rector David Rector	Director	October 25, 2010
/s/ Rudolf Stalder Rudolf Stalder	Director	October 25, 2010
/s/ Jack Van Hulst Jack Van Hulst	Director	October 25, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
31.1 †	Certification of the principal executive officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2 †	Certification of the principal financial and accounting officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1 †	Certification of the principal executive officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2 †	Certification of the principal financial and accounting officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

† Filed herewith.

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Leslie J. Browne, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Senesco Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 25, 2010

/s/ Leslie J. Browne
Leslie J. Browne
President and Chief Executive Officer
(principal executive officer)

EXHIBIT 31.2

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Joel Brooks, certify that:

1. I have reviewed this Annual Report on Form 10-K/A of Senesco Technologies, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: October 25, 2010

/s/ Joel Brooks
Joel Brooks
Chief Financial Officer and Treasurer
(principal financial and accounting officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K/A of Senesco Technologies, Inc. for the year ended June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof, the undersigned, Leslie J. Browne, President and Chief Executive Officer, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Senesco Technologies, Inc.

Dated: October 25, 2010

/s/ Leslie J. Browne *
Leslie J. Browne
President and Chief Executive Officer
(principal executive officer)

* A signed original of this written statement required by Section 906 has been provided to us and will be retained by us and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K/A of Senesco Technologies, Inc. for the year ended June 30, 2010 as filed with the Securities and Exchange Commission on the date hereof, the undersigned, Joel Brooks, Chief Financial Officer and Treasurer, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) The Annual Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Senesco Technologies, Inc.

Dated: October 25, 2010

/s/ Joel Brooks *
Joel Brooks
Chief Financial Officer and Treasurer
(principal financial and accounting officer)

* A signed original of this written statement required by Section 906 has been provided to us and will be retained by us and furnished to the Securities and Exchange Commission or its staff upon request.

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BOARD OF DIRECTORS

John N. Braca
Managing Director
Fountainhead Venture Group

Christopher Forbes
Vice Chairman
Forbes, Inc.

Warren Isabelle
Founder and Principal
Ironwood Investment Management L.L.C.

Thomas C. Quick
President
First Palm Beach Properties, Inc.

David Rector
Principal
The David Stephen Group

Ruldolf Stalder

John E. Thompson, Ph.D.
Executive Vice President and Chief Scientific Officer
Senesco Technologies, Inc.

Harlan W. Waksal, M.D.
President
Waksal Consulting L.L.C.

Jack Van Hulst
Partner
SK Capital Partners

OFFICERS

Leslie J. Browne, Ph.D.
President and Chief Executive Officer

John E. Thompson, Ph.D.
Executive Vice President and Chief Scientific Officer

Joel Brooks
Chief Financial Officer, Treasurer and Secretary

Richard Dondero
Vice President – Research and Development

ANNUAL MEETING

The Annual Meeting of Stockholders will take place
on March 11, 2011 at 10:00 am at the offices of Morgan

CORPORATE HEADQUARTERS

Senesco Technologies, Inc.
303 George Street / Suite 420
New Brunswick, NJ 08901
Telephone: 732-296-8400
Facsimile: 732-296-9292
Internet Site: http://www.senesco.com

NEW JERSEY SUBSIDIARY

Senesco, Inc.
303 George Street / Suite 420
New Brunswick, NJ 08901

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

COUNSEL

Morgan, Lewis & Bockius LLP
502 Carnegie Center
Princeton, NJ 08540

INDEPENDENT PUBLIC ACCOUNTANTS

McGladrey & Pullen, LLP
1185 Avenue of the Americas
New York, NY 10036-2602

STOCKHOLDERS OF RECORD OF COMMON STOCK

On January 31, 2011 there are 295 stockholders of
record of Common Stock.

DIVIDENDS

The Company has neither paid nor declared dividends on its common stock since its inception, and it does not plan to pay dividends on its common stock in the foreseeable future.

MARKET FOR COMMON STOCK

NYSE Amex
Symbol: SNT

SEC FORM 10-K/A AND STOCKHOLDERS' INQUIRIES

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K/A is available without charge. Request for Form 10-K/A or other stockholder inquires should be directed in writing to:
Investor Relations
Senesco Technologies, Inc.
303 George street / Suite 420
New Brunswick, NJ 08901